   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2000

                                                           Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   TRX, INC.
             (Exact name of Registrant as specified in its charter)

                            ------------------------

                                                      7374
GEORGIA                                              514210                              58-2502748
(State or other jurisdiction of           (Primary Standard Industrial                (I.R.S. Employer
incorporation or organization)            Classification Code Number)               Identification No.)

                            ------------------------

                            6 WEST DRUID HILLS DRIVE
                             ATLANTA, GEORGIA 30329
                                 (404) 929-6100
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            ------------------------

                             NORWOOD H. DAVIS, III
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   TRX, INC.
                            6 WEST DRUID HILLS DRIVE
                             ATLANTA, GEORGIA 30329
                                 (404) 929-6100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

     The Commission is requested to mail copies of all orders, notices and communications to:

                 JEFFREY K. HAIDET, ESQ.                                               DAVID B. WALEK, ESQ.
               LONG ALDRIDGE & NORMAN LLP                                                  ROPES & GRAY
               SUNTRUST PLAZA, SUITE 5300                                             ONE INTERNATIONAL PLACE
                  303 PEACHTREE STREET                                              BOSTON, MASSACHUSETTS 02110
               ATLANTA, GEORGIA 30308-3201                                                (617) 951-7000
                     (404) 527-4000

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                      PROPOSED
                                                                   AMOUNT              MAXIMUM             AMOUNT OF
                    TITLE OF SECURITIES                             TO BE             AGGREGATE          REGISTRATION
                      TO BE REGISTERED                           REGISTERED        OFFERING PRICE           FEE(1)
-------------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value per share.......................         $--             $75,000,000            $19,800
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457(o) under the Securities Act.

                            ------------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to Completion. Dated February 18, 2000

                         [                     ] Shares
                                   TRX, INC.

                                     [LOGO]

                                  Common Stock

                            ------------------------

     This is an initial public offering of shares of common stock of TRX, Inc.
All of the     shares of common stock are being sold by TRX.

     Prior to the offering, there has been no public market for the common stock. TRX estimates that the initial public offering price will be between
$          and $          per share. Application will be made to include the
common stock for quotation on the Nasdaq National Market under the symbol
"TRXI".

     See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of the common stock.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              PER SHARE    TOTAL
                                                              ---------    -----
Initial public offering price...............................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to TRX...........................  $           $

     To the extent that the underwriters sell more than      shares of common
stock, the underwriters have the option to purchase up to an additional shares from TRX at the initial public offering price less the underwriting discount.
                            ------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on           , 2000.

GOLDMAN, SACHS & CO.
          ABN AMRO ROTHSCHILD
                    A DIVISION OF ABN AMRO INCORPORATED
                              THE ROBINSON-HUMPHREY COMPANY
                            ------------------------

                      Prospectus dated             , 2000.

Description of Graphics - Inside Gate Fold

At the top of the gate fold is the following text:

     The Internet is dramatically changing the way consumers and businesses communicate, share information and conduct commerce. The Internet's broad reach and easy access create an ideal environment for new online marketplaces and are altering the organization and dynamics of many existing industries. We believe that the worldwide travel industry is especially well-suited to benefit from increased Internet and electronic commerce adoption.

Below the text on the left hand side is a TRX logo.

To the right of the TRX logo is the following text:

     TRX, Inc. is the leading independent provider of transaction fulfillment, customer support, technology services and data management services for the online travel industry. Our sophisticated technology infrastructure and high quality customer support capabilities enable our clients to provide online travel services more efficiently and effectively. Our transaction fulfillment services include quality control, ticketing, document distribution, transaction accounting and management reporting. Our customer support services include providing travel and technical support to travelers through e-mail and telephone. Our technology services include providing our clients access to our proprietary, leading edge online travel reservation, point-of-sale support, travel management and automated quality control software primarily through our application hosting model. Our data management services include travel data consolidation, transformation, report and analysis.

Below the TRX logo is the following text:

     Our comprehensive suite of services eliminates the need for our clients to use valuable management time and resources to coordinate these services from different providers. The flexibility of our service delivery provides clients with the option of purchasing services separately or as a comprehensive, integrated end-to-end solution.

To the right of the TRX logo are logos from [ ],[ ],[ ],[ ] and [ ], representative clients of TRX.

Below is a horizontal, rectangular flow chart diagram framed in a gray shaded box.

In the upper left hand corner of the box is a TRX logo with the text "TRX, Inc." to the right of the logo.

Below the logo, there is a box containing a graphic of an "i" in a circle with the following text underneath: "The Internet-at-large is the source of all transactions."

Below the box is the text: "Fulfillment Services, Technology Services and Data Services."

To the right of the box is an arrow pointing both to and from another box containing a graphic of an arrow on a computer screen in a circle entitled "eCommerce Application." Below this box is the text: "Interface to GDS and Computer Reservation System (CRS)."

To the right of the box are two arrows pointing both to and from two separate boxes, one box containing a graphic of a globe with an arrow entitled "GDS" and one box containing a graphic of shaking hands in a circle entitled "CRM." Above the box entitled "GDS" is the following text: "Global Distribution System, including SABRE, WORLDSPAN, Galileo and Amadeus." Below the box entitled "CRM" is the text: "Customer Relationship Management, including personalization and customization."

To the right of the box entitled "GDS" is an arrow pointing to a box containing a graphic of a person in a circle entitled "PNR." Above this box is the text:
"Passenger Name Record, which is a traveler profile including itinerary and seating preference."

To the right of the boxes entitled "GDS" and "CRM" are arrows leading to a box containing a graphic of a computer diskette in a circle entitled "Data Mgmt." Below the arrow is the text: "Data collection and consolidation, database development and travel procurement reduction through data analysis."

To the right of the box entitled "PNR" is an arrow pointing to a box containing a graphic of a "Q" in a circle entitled "Transaction Finishing & Quality Control." To the left of this box is the text: "Automated process that attempts to accommodate seating preference, confirms presence of required contact information, documents fare selection and adjusts for applicable per diem allowance."

To the right of the box entitled "Transaction Finishing & Quality Control" is an arrow leading to a box containing a graphic of an airplane in a circle entitled "Fulfillment Services." The box also contains the text "Transaction Processing," "Distribution," "Customer Support" and "ARC Processing."

To the right of the box entitled "Fulfillment Services" is an arrow pointing to the box entitled "Data Mgmt."

                               PROSPECTUS SUMMARY

     This summary is not complete and may not contain all the information that you should consider before investing in the shares. Please read the entire prospectus carefully, especially "Risk Factors" beginning on page 5. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' overallotment option. In this prospectus, the terms "TRX" and "we" refer to TRX, Inc. and our subsidiaries except where it is clear that such terms mean only TRX, Inc.

                                   TRX, INC.

     We are the leading independent provider of transaction fulfillment, customer support, technology services and data management services for the online travel industry. Our sophisticated technology infrastructure and high quality customer support capabilities enable our clients to provide online travel services more efficiently and effectively. Our services enable our online clients to focus on building their brand awareness and customer loyalty while entrusting us with responsibility for their vital transaction fulfillment and customer support functions. We offer a broad range of services such as:

     - transaction fulfillment services, including quality control, ticketing, document distribution, transaction accounting and management reporting;

     - customer support services, including travel and technical support through e-mail and telephone;

     - technology services, including online travel reservations, point-of-sale support, travel management and automated quality control; and

     - data management services, including data consolidation, transformation, reporting and analysis.

     Our current clients include:

     -     travel-specific websites such as Expedia;

     - travel suppliers selling their inventories directly through their own websites such as Continental Airlines and US Airways;

     - traditional travel agencies with an online presence such as Maritz Travel Company;

     -     large corporate travel agencies such as WorldTravel Partners; and

     - corporate travel departments in organizations such as Hewlett-Packard and The Seagram Company Ltd.

     We have experienced significant growth in the volume of online tickets fulfilled and revenue recorded. For the fourth quarter of 1999, we processed 1.8 million transactions, an increase of 162.2% over the 675,000 transactions processed in the fourth quarter of 1998. In 1999, our revenues were $26.6 million, representing a compound annual growth rate of 79.0% over revenues of $8.3 million in 1997. In 1999, our net cash flow from operations was $2.0 million compared to a negative $1.4 million in 1997.

     The Internet is dramatically changing the way consumers and businesses communicate, share information and conduct commerce. The Internet's broad reach and easy access create an ideal environment for new online marketplaces and are altering the organization and dynamics of many existing industries. We believe that the worldwide travel industry is especially well-suited to benefit from increased Internet and electronic commerce adoption. The travel industry is fragmented and consists of numerous participants serving diverse customer segments within the business-to-consumer and business-to-business markets.

     The business-to-consumer market is large and growing rapidly. Forrester Research estimates that travel is one of the largest online retail categories with users expected to purchase approximately $14.0 billion in air, hotel and car rental services through travel-related websites in 2000. Forrester Research also predicts that these purchases will grow at a compound annual growth rate of 28% to $29.4 billion in 2003. The business-to-business online travel market is expected to grow even faster than the business-to-consumer market as corporations increasingly look to online travel service providers for their travel needs. Forrester Research expects online business travel expenditures to grow at a compound annual growth rate of 56% from $10 billion in 2000 to $38 billion in 2003. Forrester Research predicts that travel will be the second largest spending category for online business-to-business services in 2000, representing approximately 23% of this market.

OUR SOLUTION

     HIGH QUALITY CUSTOMER SUPPORT. We provide high quality customer support services that enable our clients to achieve significant cost savings while enhancing customer satisfaction levels.

     LOW COST PROVIDER. Our economies of scale and sophisticated technology allow us to provide services at a significant savings compared to in-house alternatives. Since 1997, we have decreased our fulfillment and customer support cost per transaction by 36.5%.

     COMPREHENSIVE, FLEXIBLE SERVICES. Our comprehensive suite of services eliminates the need for our clients to use valuable management time and resources to coordinate these services from different providers. The flexibility of our service delivery provides clients with the option of purchasing services separately or as a comprehensive, integrated end-to-end solution.

     LEADING EDGE PROCESSES ENABLED BY PROPRIETARY TECHNOLOGY. We have developed leading edge processes and proprietary technology that enhance the reliability, productivity and scalability of our operations.

OUR STRATEGY

     INCREASE OUR MARKET LEADERSHIP POSITION. We intend to enhance our market leadership position by growing with our industry-leading clients as well as targeting new clients that process large volumes of tickets in-house. While we will continue to build our sales and marketing capabilities, we also intend to utilize our strong client base to validate our outsourcing services as an industry best practice.

     PENETRATE MULTIPLE ONLINE TRAVEL MARKET SEGMENTS. We will focus on further penetrating the business-to-consumer and business-to-business online travel markets by demonstrating our cost and performance advantages and leveraging our existing client relationships.

     EXPAND EXISTING CLIENT RELATIONSHIPS. We believe that we can expand our relationships with existing clients by promoting our comprehensive suite of services. Many of our clients utilize only a limited portion of our comprehensive suite of services. We plan to demonstrate to our existing clients the strategic advantages of outsourcing a broad range of travel transaction fulfillment, customer support, technology services and data management services.

     ENHANCE OUR TECHNOLOGY INFRASTRUCTURE AND OPERATIONAL PROCESSES. We plan to accelerate our investment in technology infrastructure and refine our operational processes.

     EXPAND INTERNATIONAL PRESENCE. In order to expand our international presence, we intend to pursue strategic alliances with international travel agencies, industry consortia, major travel suppliers and other complementary travel service companies. In addition, we plan to expand with our existing client base as they enter international markets.

                                  THE OFFERING

Shares offered by TRX.......................................                           shares
Shares to be outstanding after the offering.................                         shares(1)
Use of proceeds.............................................  For general corporate purposes, including working capital
Proposed Nasdaq National Market symbol......................  "TRXI"

---------------

(1) Based on shares of common stock outstanding as of           , 2000. Does not
    include                shares of common stock reserved for issuance upon the
    exercise of employee and director stock options outstanding as of
    , 2000 and                shares of common stock reserved for future grant
    under our stock incentive plan as of           , 2000.

                             SUMMARY FINANCIAL DATA

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1998        1999
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                            DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues....................................................   $ 8,298     $14,281     $26,573
Expenses....................................................     9,299      14,866      27,947
                                                               -------     -------     -------
Operating loss..............................................    (1,001)       (585)     (1,374)
Interest expense, net.......................................      (247)       (527)       (269)
                                                               -------     -------     -------
          Net loss..........................................   $(1,248)    $(1,112)    $(1,643)
                                                               =======     =======     =======
Pro forma loss per common share, basic and diluted..........                           $ (0.18)

OTHER OPERATING DATA:
Adjusted EBITDA(1)..........................................   $  (103)    $   556     $ 2,349

---------------

(1) Adjusted EBITDA represents earnings before net interest, income tax, depreciation and amortization expenses and non-recurring charges of $0, $190,000 and $2,245,000 in 1997, 1998 and 1999, respectively. EBITDA is not determined in accordance with generally accepted accounting principles and should not be considered an alternative to operating income, as an indicator of operating performance or as an alternative to cash flow as a determinant of liquidity.

     The following table is a summary of our consolidated balance sheet as of December 31, 1999, (i) on an actual basis, (ii) on a pro forma basis after giving effect to the conversion of the convertible promissory notes held by BCD Technology S.A. and Hogg Robinson International Benefits Limited into common stock and (iii) on a pro forma as adjusted basis to reflect the conversion of
the convertible promissory notes and the sale of                shares of common
stock at an assumed initial offering price of $          per share, after
deducting the underwriting discount and estimated offering expenses.

                                                                AS OF DECEMBER 31, 1999
                                                              ---------------------------
                                                                                   PRO
                                                                         PRO     FORMA AS
                                                              ACTUAL    FORMA    ADJUSTED
                                                              -------   ------   --------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $     0   $    0
Working capital (deficit)...................................   (2,496)  (2,496)
Total assets................................................   22,169   22,169
Convertible long-term debt..................................   10,000        0
Other long-term debt........................................      800      800
Total shareholders' equity..................................    1,244   11,340

     Our executive offices are located at 6 West Druid Hills Drive, Atlanta, Georgia 30329. Our telephone number is (404) 929-6100, and our Internet address is www.trx.com. The information on our website is not a part of this prospectus.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase shares of common stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

RISKS RELATED TO OUR BUSINESS

THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO MEET OUR CLIENTS' PERFORMANCE EXPECTATIONS AND TO PROVIDE THEIR CUSTOMERS WITH HIGH QUALITY CUSTOMER SERVICE.

     Our clients expect us to maintain high levels of transaction service quality for their businesses and customer support for their customers. In many cases, specific performance criteria are included in our contracts with clients. Any failure by us to meet specified or otherwise expected performance criteria or to provide the level of customer support required by our clients could lead to the deterioration of our relationships with our clients. Unsatisfied clients may choose to terminate or not renew their contracts with us or seek transaction fulfillment and customer support services from other sources. This could reduce our revenues and harm our operating results, as well as make it more difficult to attract new clients.

OUR SUCCESS DEPENDS ON OUR ABILITY TO GROW ALONG WITH OUR CLIENTS, AND ANY FAILURE TO DO SO COULD HARM OUR BUSINESS.

     Our clients expect us to grow along with their businesses and to meet their increasing requirements for transaction fulfillment, customer support, technology services and data management services. As our current clients' online travel businesses grow and new clients purchase our services, our personnel, technology and existing facilities may not be adequate to satisfy our clients' needs. Hiring employees, purchasing new technology and establishing new facilities can be expensive and time consuming. In addition, integrating new personnel, technology and facilities into our business may be disruptive and not adequately satisfy our clients' needs. Our inability to successfully grow along with our clients could decrease our revenues and harm our operating results.

WE EXPERIENCE VOLATILITY IN THE VOLUME OF TRANSACTIONS WE SERVICE; SUCH VOLATILITY MAY NEGATIVELY IMPACT OUR ABILITY TO PROVIDE OUR SERVICES AND MAY HARM OUR OPERATING RESULTS.

     We have experienced significant levels of volatility in the volume of travel transactions we service. This volatility is attributable to a number of factors, including travel industry conditions and promotional programs by our online clients. Significant, unanticipated increases in transaction volume may strain our transaction fulfillment and customer support capabilities, leading to higher costs and lower quality service. Although we work with our clients and draw upon our experience to forecast transaction volatility, there can be no assurance that all volatility will be anticipated or that we can at all times handle high transaction volume in a manner satisfactory to our clients. Our failure to address unanticipated transaction volume may decrease our margins and harm our relationships with our clients.

UNANTICIPATED INCREASES IN THE NUMBER OF CUSTOMER CONTACTS PER TRANSACTION MAY INCREASE OUR COSTS AND HARM OUR OPERATING RESULTS AND COULD ADVERSELY AFFECT OUR CLIENT RELATIONSHIPS.

     We are able to lower the cost of servicing travel transactions by automating many steps in the fulfillment and customer support functions. From time to time, we experience unanticipated increases in demand for non-automated customer contact, such as telephone calls and e-mails, that require more personal attention from our fulfillment and customer support employees. Travel industry conditions and the level of functionality of our clients' websites, among other factors, can impact our level of non-automated customer contacts. The need for higher than expected levels of non-automated customer contacts increase our costs. We work with our clients to forecast call and e-mail volume, and many of our contracts are priced based on an expected number of customer contacts per transaction, but there can be no assurance that our forecasting will be accurate or that our contractual provisions will protect us from these increased costs. Moreover, our failure to respond adequately to unexpected increases in customer contacts may lead to a deterioration in service levels. This could adversely affect our operating results and client relationships.

A SUBSTANTIAL PORTION OF OUR REVENUES IS GENERATED BY THREE CLIENTS; THE LOSS OF ANY OF THESE CLIENTS WOULD SIGNIFICANTLY REDUCE OUR REVENUES.

     A substantial portion of our revenues is generated by three clients, Expedia, WorldTravel Partners and Continental Airlines. These three clients represented 80.8% of our revenues in 1999, of which Expedia comprised the majority portion. Our agreement with Expedia expires on January 1, 2003, but may be terminated by Expedia if we fail to meet certain performance criteria or without cause, upon 180 days' prior written notice and in the event of the termination of this agreement by Expedia without cause, Expedia must pay a termination fee equal to between 3 and 12 months' average fees, depending on the date of termination. In addition, we do not have a formal written agreement with Continental Airlines, and Continental Airlines may terminate our relationship with them upon 60 days notice. Our agreements with other clients generally can be terminated by our clients upon a material breach, and in some cases if certain performance criteria are not met. The loss or partial loss of any of these clients or a substantial decline in the business of any of these clients would significantly diminish our revenues and operating results and could force us to curtail our growth plans.

TRAVEL INDUSTRY PARTICIPANTS MAY NOT ADOPT OUTSOURCING AS AN INDUSTRY BEST PRACTICE.

     Our business depends on travel industry participants adopting the outsourcing of transaction fulfillment, customer support, technology services and data management services as a means to achieve significant cost savings and enhanced customer service. There is no guarantee that our services will lower the costs of our clients' businesses or improve customer service. If these cost savings or customer service improvements do not occur, we may not be able to retain clients or attract new clients.

INCREASED COMPETITION IN THE FUTURE COULD ADVERSELY AFFECT OUR OPERATING
RESULTS.

     We face significant competition primarily from in-house departments. In-house departments or other travel industry participants that perform services similar to those we offer could create new businesses that compete directly with us. In addition, new market entrants may form businesses that compete with us. These potential competitors may have greater financial and other resources to compete with us. Increased competition may result in price reductions, reduced margins and loss of market share.

FAILURE TO MANAGE OUR GROWTH COULD REDUCE OUR REVENUES OR NET INCOME.

     Rapid expansion strains our infrastructure, management, internal controls and financial systems. We may not be able to effectively manage our present growth or any future expansion. We have recently experienced significant growth, with our revenues for 1999 increasing 86.1% compared to our revenues for 1998. This rapid growth has also strained our ability to train and integrate our new employees. Inadequate training and integration of our employees may result in inefficiencies in our workforce and may reduce our revenues or net income.

WE MAY BUILD EXCESS CAPACITY TO ACCOMMODATE BUSINESS THAT DOES NOT DEVELOP.

     In order to serve new clients or existing clients with increasing demand, we sometimes hire and train new employees and establish extra capacity before we begin to process new transactions. If contracts with new clients are not consummated, or forecasted growth in demand does not result, we will have excess capacity which may be costly for us to absorb or eliminate.

IF WE ARE UNABLE TO RECRUIT OR RETAIN QUALIFIED EMPLOYEES, OUR OPERATING EFFICIENCY AND PRODUCTIVITY COULD DECLINE.

     We are heavily dependent on our employees to provide the high level of customer service our clients expect. If we cannot recruit and retain enough qualified and skilled employees, the growth of our business may be limited. Our ability to provide services to clients and grow our business depends, in part, on our ability to attract and retain qualified employees for fulfillment, customer support, technical, managerial and marketing functions. If our employee turnover rate increases significantly, our recruiting and training costs could rise, and our operating efficiency and productivity could decline. We may not be able to recruit or retain the caliber of employees required to carry out essential functions at the pace necessary to sustain or grow our business.

OUR SENIOR MANAGEMENT TEAM HAS BEEN WORKING TOGETHER FOR A RELATIVELY SHORT PERIOD OF TIME.

     Our success depends in part upon the capabilities of our senior management team and their ability to work together efficiently and effectively. Our senior management team has been working together for a relatively short period of time. Delays in the integration of our senior management team, particularly during the current period of rapid growth in our business, could cause our operations and financial performance to suffer.

FAILURES OF OUR SOFTWARE, HARDWARE AND OTHER SYSTEMS COULD UNDERMINE OUR CLIENTS' CONFIDENCE IN OUR RELIABILITY.

     Delivering our services requires the successful integration and operation of a network of software, computer hardware and telecommunications equipment. A failure of any element in this network can partially or completely disrupt our business. Third parties provide certain of these elements, and accordingly they are not within our control. In addition, this network is vulnerable to interruption from power failures, telecommunications outages and network service outages and disruptions. Failures of our software, hardware and other systems could undermine our clients' confidence in our reliability. There can be no guarantee that our back-up systems will adequately protect against such failures. Our business interruption insurance would not compensate us fully for any losses that may result from these interruptions.

OUR SALES CYCLE IS LENGTHY AND VARIABLE AND DEPENDS UPON FACTORS OUTSIDE OUR CONTROL AND COULD CAUSE US TO EXPEND SIGNIFICANT TIME AND RESOURCES PRIOR TO EARNING ASSOCIATED REVENUES.

     The typical sales cycle for our services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of employees in our clients' organizations and involves a significant operational decision by our clients. Moreover, a purchase decision by a potential client typically requires the approval of several senior decision makers. Our sales cycle for our larger clients is generally between two and three months, with implementation and testing of our services lasting an additional two to three months. This lengthy and variable sales cycle may have a negative impact on the timing of our revenues, causing our revenues and operating results to vary significantly from period to period.

DETERIORATION OF OUR ARRANGEMENTS WITH THIRD-PARTY COMPUTER SYSTEMS COULD IMPAIR THE QUALITY OF OUR SERVICE.

     We and our clients rely on third-party computer systems, including the computerized central reservation systems serving the airline industry, to make and complete travel reservations. We also rely on the compatibility of our proprietary software with these computer systems. Interruptions in our ability to access these systems or the failure of our software to interact with these systems would significantly harm our business and operating results.

OUR INTERNATIONAL OPERATIONS INVOLVE RISKS RELATING TO TRAVEL PATTERNS, BUSINESS PRACTICES, REGULATORY REQUIREMENTS AND ONLINE COMMERCE.

     We seek to expand our operations to other countries. In order to achieve wide-spread acceptance in the countries we enter, we must tailor our services to the local travel patterns, business practices and regulatory requirements. Our failure to do so could slow our growth in those countries. The international risks which could significantly harm our business include:

     - delays in the development of the Internet as a broadcast, advertising and commerce medium in international markets;

     - difficulties in managing operations due to distance, language and cultural differences;

     -     unexpected changes in regulatory requirements; and

     -     potential adverse tax consequences.

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND MAY BE DIFFICULT TO PREDICT; IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS OR INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE.

     Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. You should not rely upon period-to-period comparisons of our results of operations as indicators of future performance. Our operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations may result in a decrease in the market price of our common stock.

RISKS RELATING TO OUR INDUSTRY

DECLINES OR DISRUPTIONS IN THE TRAVEL INDUSTRY GENERALLY COULD REDUCE OUR REVENUES.

     We rely on the health and growth of the travel industry. Travel is highly sensitive to business and personal discretionary spending levels and tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel are likely to reduce our revenues. These may include:

     - price escalation in the airline industry or other travel-related industries;

     -     occurrence of travel-related accidents;

     -     airline or other travel-related strikes;

     -     political instability, regional hostilities and terrorism; and

     -     bad weather.

     In addition, our clients may seek reduced prices for our services in response to changing fare and commission structures and other travel industry conditions.

OUR BUSINESS IS SUBJECT TO SEASONAL FLUCTUATIONS THAT MAY IMPACT OUR OPERATING RESULTS.

     We have experienced and expect to continue to experience seasonal fluctuations in our business. Business travel bookings typically decline during the fourth quarter of each calendar year due to decreased business travel during the holiday season. Consumer travel bookings typically increase during the second quarter of each calendar year in anticipation of summer travel. This seasonality may cause quarterly fluctuations in our operating results and could significantly harm our business and operating results.

OUR REVENUES MAY DECREASE IF INTERNET USAGE GROWTH OR INTERNET INFRASTRUCTURE DEVELOPMENT DOES NOT OCCUR AS PROJECTED.

     Our services depend on the increased acceptance and use of the Internet as a medium of commerce for both business-to-business and business-to-consumer transactions. The use of the Internet as a means of transacting business is relatively new and has not been accepted by all customers in the travel market. As a result, the market may not accept products and services that rely on the Internet, such as ours and those of our clients. Specific factors that could prevent continued growth in the adoption of online commerce for business-to-business and business-to-consumer transactions in the travel market include:

     - competition from traditional travel agencies and other sources for both consumer travel services and travel procurement services for businesses;

     -     failure to provide adequate customer support;

     -     inadequate network infrastructure;

     -     unreliable access to the Internet; and

     -     lack of security on the Internet.

     If the growth rate of Internet usage in the travel market is less than expected, our revenues will suffer.

RISKS RELATING TO LEGAL UNCERTAINTIES

REGULATORY CHANGES MAY IMPOSE BURDENS ON OUR BUSINESS THAT COULD ADVERSELY IMPACT OUR OPERATING RESULTS.

     The laws and regulations applicable to the travel industry affect us and our clients. We must comply with laws and regulations relating to the sale and fulfillment of travel services. In addition, many of our clients and computer reservation systems providers are heavily regulated by the U.S. and other governments. Our services are indirectly affected by regulatory and legal uncertainties affecting the businesses of our clients and computer reservation systems providers.

     We are subject to federal regulations prohibiting unfair and deceptive practices. In addition, federal regulations concerning the display and presentation of information currently applicable to airline booking services, as well as other laws and regulations aimed at protecting customers accessing online or other travel services, could be extended to us in the future. In certain states, we are required to register as a seller of travel, comply with certain disclosure requirements and participate in the state's restitution fund.

     We must also comply with laws and regulations applicable to online commerce and businesses in general. Currently, few laws and regulations directly apply to the Internet and commercial online services. Moreover, there is currently great uncertainty about whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. It is possible that laws and regulations may be adopted to address these and other issues. New laws or different applications of existing laws would likely impose additional burdens on companies conducting business online and may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products and services or increase our cost of operations.

IF WE ARE NOT ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR COMPETITORS MAY BE ABLE TO DUPLICATE OUR SERVICES.

     We rely in part upon our proprietary technology to conduct our business. Our failure to adequately protect our intellectual property rights could harm our business by making it easier for our competitors to duplicate our services. We have no patents. We primarily rely on a combination of copyrights, trade secrets, confidential procedures and contractual provisions to protect our technology. Despite these protections, it may be possible for unauthorized parties to copy, obtain or use certain portions of our proprietary technology. We have also obtained trademark registrations for some of our brand names, and our marketing materials are copyright protected, but these protections may not be adequate. Although we require each of our employees to enter into a confidentiality agreement and some key employees are subject to non-competition agreements, these agreements may not satisfactorily safeguard our intellectual property.

     We cannot be certain that third parties will not infringe or misappropriate our proprietary rights or that third parties will not independently develop similar proprietary information. Any infringement, misappropriation or independent development could harm our future financial results. In addition, effective protection of intellectual property rights may not be available in every country where we provide services. We may, at times, have to incur significant legal costs and spend time defending our intellectual property rights. Any defensive efforts, whether successful or not, would divert both time and resources from the operation and growth of our business.

     There is also significant uncertainty regarding the applicability to the Internet of existing laws regarding matters such as property ownership, copyrights and other intellectual property rights. Legislatures adopted the vast majority of these laws prior to the advent of the Internet, and, as a result, these laws do not contemplate or address the unique issues of the Internet and related technologies. We cannot be sure what laws and regulations may ultimately affect our business or intellectual property rights.

OTHERS MAY ASSERT THAT OUR TECHNOLOGY INFRINGES THEIR INTELLECTUAL PROPERTY RIGHTS.

     We do not believe that we infringe the proprietary rights of others, and to date, no third parties have notified us of infringement, but we may be subject to infringement claims in the future. The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. Either of these consequences of an infringement claim could have a material adverse effect on our operating results. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are too costly, our operating results may suffer either from reductions in revenues through our inability to serve clients or from increases in costs to license third-party technology.

RISKS RELATING TO THE OFFERING AND THE SECURITIES MARKET

OUR COMMON STOCK PRICE MAY BE VOLATILE.

     The market price for our common stock is likely to be highly volatile and is likely to experience wide fluctuations in response to factors including the following:

     -     actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations or new services by us or our competitors;

     -     changes in financial estimates by securities analysts;

     -     conditions or trends in the online commerce or travel industries;

     - changes in the economic performance or market valuations of other Internet, online commerce or travel companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock; and

     -     potential litigation.

     The market prices of the securities of Internet-related and online commerce companies have been especially volatile. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would adversely affect our stock price.

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK.

     Before the offering, there has been no public market for our common stock. Although we expect our common stock to be quoted on the Nasdaq National Market, an active trading market for our shares may not develop or be sustained following the offering. Purchasers in the offering may not be able to resell their shares at prices equal to or greater than the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters and may not be indicative of the market price for these shares following the offering.

OUR MANAGEMENT HAS BROAD DISCRETION OVER HOW TO USE THE PROCEEDS OF THE OFFERING; WE MAY NOT USE THE PROCEEDS IN WAYS THAT HELP OUR BUSINESS SUCCEED.

     We estimate that our net proceeds from the offering will be
$          million, at an assumed initial public offering price of
$          per share and after deducting the estimated underwriting discount and our estimated offering expenses. The principal purposes of the offering are to increase working capital, create a public market for our common stock, facilitate future access to the public capital markets and increase our visibility in the marketplace. We have no specific plans for the net proceeds of the offering other than general corporate purposes and working capital, and our use of these proceeds will be in the discretion of our management. We may, for example, use a portion of the net proceeds to repay amounts due to WorldTravel Partners and to fund sales and marketing expenses, investments in our technology infrastructure and expansion of our operations. If we fail to use these proceeds effectively, our business may not grow and our revenues may decline.

OTHER COMPANIES MAY HAVE DIFFICULTY ACQUIRING US, EVEN IF DOING SO WOULD BENEFIT OUR SHAREHOLDERS, DUE TO PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS AND GEORGIA LAW.

     Provisions in our Articles of Incorporation, in our Bylaws and under Georgia law could make it more difficult for third parties to acquire us, even if doing so would benefit our shareholders. Our Articles of Incorporation and Bylaws contain the following provisions, among others, which may inhibit an acquisition of TRX by a third party:

     - our directors serve on a classified board, which may make it more difficult for a third party to acquire us without the approval of our Board of Directors, inhibit a shareholder from nominating and electing directors and make it more difficult for shareholders to change the composition of our Board of Directors in any one year;

     - our shareholders may not take action outside of a meeting by less than unanimous written consent;

     - our shareholders must comply with advance notice provisions contained in our Bylaws to make proposals at shareholder meetings and nominate candidates for election to our Board of Directors; and

     - our shareholders may call a special meeting only upon request of the holders of not less than 35% of the shares then outstanding and entitled to vote.

     Georgia law also contains business combination and fair price provisions, which, if adopted, may delay, deter or prevent a change in control. We have adopted certain of these provisions in our Bylaws. These anti-takeover provisions could substantially impede the ability of our shareholders to change our management and Board of Directors, which may reduce the market price of our common stock. For a more complete discussion of these provisions of Georgia law, see "Description of Capital Stock -- Anti-Takeover Provisions of Our Articles of Incorporation, Bylaws and Georgia Law."

OUR EXISTING SHAREHOLDERS WILL CONTROL ALL MATTERS REQUIRING A SHAREHOLDER VOTE.

     Upon the closing of the offering, our management and principal shareholders
will control approximately      % of our outstanding stock. If all of these
shareholders were to vote together as a group, they would have the ability to exert significant influence over our Board of Directors and its policies. For instance, these shareholders will be able to control the outcome of all shareholder votes, including votes concerning director elections, Bylaw amendments and possible mergers, corporate control contests and other significant corporate transactions. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock.

SUBSTANTIAL SALES OF OUR COMMON STOCK AFTER THE OFFERING COULD CAUSE OUR STOCK PRICE TO FALL.

     Most of our outstanding shares are currently restricted from resale, but some may be sold into the market in the near future. Sales of these shares into the market could cause the market price of our common stock to drop significantly, even if our business is doing well.

     Immediately following the offering, we will have outstanding        shares
of common stock. This includes the        shares we are selling in the offering.
Assuming that we sell all shares reserved under our directed share program to the entities or persons for whom these shares have been reserved, we expect that
investors may resell        shares in the public market immediately.

     BCD Technology S.A., Hogg Robinson International Benefits Limited, our directors, officers and other shareholders have entered into lock-up agreements in connection with the offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co.

WE DO NOT INTEND TO PAY ANY DIVIDENDS.

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT.

     The initial public offering price per share will significantly exceed our net tangible book value per share. If we were to liquidate immediately after the offering, investors purchasing shares in the offering would receive a per share amount of tangible assets net of liabilities that would be less than the initial public offering price per share. Investors purchasing shares in the offering
will suffer dilution of $       per share from their investment.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are forward-looking statements that involve substantial risks and uncertainty. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the        shares of
common stock we are offering at an assumed initial public offering price of
$       per share will be $       million after deducting underwriting discounts
and commissions of approximately $       million and estimated offering expenses
of approximately $       payable by us. If the underwriters' over-allotment
option is exercised in full, we estimate that our net proceeds will be $ million.

     The principal purposes of the offering are to increase working capital, create a public market for our common stock, facilitate future access to the public capital markets and increase our visibility in the marketplace. We have no specific plans for the net proceeds of the offering other than general corporate purposes and working capital, and our use of these proceeds will be at the discretion of our management. We may, for example, use a portion of the net proceeds to repay amounts due to WorldTravel Partners and to fund sales and marketing expenses, investments in our technology infrastructure and expansion of our operations. Pending the foregoing uses, we will invest the balance of the net proceeds in short-term, investment grade, interest bearing obligations.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999
(i) on an actual basis and (ii) on a pro forma basis after giving effect to the conversion of the convertible promissory notes held by BCD Technology S.A. and Hogg Robinson International Benefits Limited into common stock and (iii) on a pro forma as adjusted basis to reflect the conversion of the convertible
promissory notes and the sale of                shares of common stock at an
assumed initial offering price of $          per share, after deducting the
underwriting discount and estimated offering expenses. This table should be read together with our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                     AS OF DECEMBER 31, 1999
                                                              -------------------------------------
                                                                           PRO         PRO FORMA
                                                               ACTUAL     FORMA       AS ADJUSTED
                                                              --------   --------   ---------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Convertible long-term debt..................................  $10,000    $     0
Other long-term debt........................................      800        800
Shareholders' equity:
  Common stock, $.01 par value per share, 100,000,000 shares authorized; 9,269,373 shares issued and outstanding
     actual; 10,120,077 shares issued and outstanding pro
     forma; shares issued and outstanding, pro forma as
     adjusted...............................................       93        101
  Additional paid-in capital................................    1,861     11,949
  Accumulated deficit.......................................     (710)      (710)
                                                              -------    -------
          Total shareholders' equity........................    1,244     11,340       $
                                                              -------    -------       --------
          Total capitalization..............................  $12,044    $12,140       $
                                                              =======    =======       ========

     In addition to the shares of common stock to be outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:

     -               shares issuable upon exercise of outstanding options at a
           weighted average exercise price of $          per share as of
                     , 1999.

     - shares available for future issuance upon exercise of options available for future grant under our 2000 Stock Incentive Plan.

                                    DILUTION

     As of December 31, 1999, our historical net tangible book value was
approximately $          or $          per share of common stock. Net tangible
book value per share represents total tangible assets less total liabilities divided by the number of shares of common stock outstanding. After giving effect
to our receipt of the net proceeds from our sale of the                shares of
common stock offered hereby at the offering price of $          per share, the
pro forma net tangible book value at December 31, 1999 would have been
approximately $     million or $          per share. This represents an
immediate increase in net tangible book value of $          per share to our
existing shareholders and an immediate dilution of $          per share to new
investors purchasing shares of common stock in the offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................  $
Pro forma net tangible book value per share after the
  offering..................................................
                                                              -------
Dilution per share to new investors.........................  $
                                                              =======

     The following table summarizes, as of December 31, 1999, the differences between the number and percentage of shares of common stock issued to our existing shareholders and new investors purchasing shares of common stock in the offering, after giving effect to the conversion of the convertible promissory
notes, at the initial public offering price of $          per share, as well as
the aggregate consideration and the average price per share paid by them:

                                                    SHARES               TOTAL
                                                   PURCHASED         CONSIDERATION      AVERAGE
                                               -----------------   -----------------   PRICE PER
                                               NUMBER    PERCENT   AMOUNT    PERCENT     SHARE
                                               -------   -------   -------   -------   ---------
Existing shareholders........................                  %   $               %   $
New investors................................
                                               -------    -----    -------    -----
          Total..............................             100.0%   $          100.0%   $
                                               =======    =====    =======    =====

     The preceding tables assume no issuance of shares of common stock under our stock incentive plans after December 31, 1999. In addition to the shares of common stock to be outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:

     -               shares issuable upon exercise of outstanding options at a
           weighted average exercise price of $          per share as of
                          .

     - shares available for future issuance upon exercise of options available for future grant under our 2000 Stock Incentive Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data should be read together with our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our audited financial statements included elsewhere in this prospectus which have been audited by Arthur Andersen LLP, independent auditors, whose report thereon is also included elsewhere in this prospectus.

     The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from unaudited financial statements not included herein. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results for these periods.

                                                           YEARS ENDED DECEMBER 31,
                                               ------------------------------------------------
                                                1995      1996       1997      1998      1999
                                               ------   --------   --------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.....................................  $2,214   $  2,742   $  8,298   $14,281   $26,573
                                               ------   --------   --------   -------   -------
Expenses:
  Operating..................................     719      1,235      3,283     7,270    15,179
  Selling, general and administrative........     654      1,355      3,900     4,317     8,407
  Technology development.....................     402        617      1,218     2,328     2,883
  Depreciation and amortization..............     419        938        898       951     1,478
                                               ------   --------   --------   -------   -------
          Total expenses.....................   2,194      4,145      9,299    14,866    27,947
                                               ------   --------   --------   -------   -------
Operating income (loss)......................      20     (1,403)    (1,001)     (585)   (1,374)
Interest (income) expense, net...............      45        (16)       247       527       269
                                               ------   --------   --------   -------   -------
Net loss.....................................  $  (25)  $ (1,387)  $ (1,248)  $(1,112)  $(1,643)
                                               ======   ========   ========   =======   =======
Pro forma loss per common share, basic and
  diluted....................................                                           $ (0.18)
                                                                                        =======
Pro forma weighted average shares
  outstanding, basic and diluted.............                                             9,025
                                                                                        =======

                                                              AS OF DECEMBER 31,
                                                -----------------------------------------------
                                                 1995     1996       1997      1998      1999
                                                ------   -------   --------   -------   -------
                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit).....................  $  422   $   326   $ (1,705)  $(4,699)  $(2,496)
Total assets..................................   2,191     3,832      4,186     5,336    22,169
Long-term debt, less current portion..........       0     1,358      1,358         0    10,800
Total shareholders' equity (deficit)..........   1,942       547       (701)   (1,613)    1,244

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual events or results could differ materially from those anticipated events or results as a result of various factors, including, but not limited to, the "Risk Factors" discussed elsewhere in this prospectus.

OVERVIEW

     We are the leading independent provider of transaction fulfillment, customer support, technology services and data management services for the online travel industry. We provide these services to travel suppliers (air, hotel and car rental), corporate travel departments and online and traditional travel agencies. Our clients utilize our services either individually or as a comprehensive, integrated end-to-end solution.

     Prior to January 1997, we conducted our business as a division and subsidiary of WorldTravel Partners, the third largest corporate travel agency in the U.S. In January 1997, our business was separated from WorldTravel Partners and transferred into a separate business organization, WorldTravel Technologies, L.L.C. In connection with our reorganization on November 4, 1999, WorldTravel Technologies, L.L.C. became our wholly-owned subsidiary. On November 4, 1999, we acquired Arthur H. Ltd. d/b/a International Software Products. We accounted for this acquisition using the purchase method, and the results of operations for the period from the acquisition date through December 31, 1999 are included in our financial statements.

     We utilize proprietary and other leading edge technologies to provide our services. Our technology is compatible with each of the four major computer reservation systems (WORLDSPAN, SABRE, Galileo and Amadeus). We design our services to scale along with our clients' businesses to enable us to remain a reliable outsourcing partner.

     Our revenues are primarily derived from transaction fees for fulfillment services and customer support services. We provide our clients with transaction fulfillment services that include quality control, ticketing, document distribution, transaction accounting and management reporting. We provide customer support services through e-mail and telephone. Over time, we anticipate that the proportion of our revenues derived from fulfillment services and customer support services will increase as we expand with our major clients, such as Expedia, Continental Airlines and US Airways and may enter into agreements with new clients. These revenues are recognized in the month in which our services are provided.

     Our agreements for providing fulfillment services and customer support services generally contain transaction fees based on the number of tickets processed. Also, some of our agreements provide for additional fees in the event that certain customer support service criteria are exceeded. Under some of our agreements, the transaction fees we charge our clients decrease over time or as the transaction volume under those contracts increases. We expect our costs per transaction to decrease as a result of increased transaction volume. We invoice our clients monthly for these transaction fees and generally payment is due within 30 days.

     In addition, we generate revenues from our technology services. Our technology services include proprietary travel automation software that helps travel agents and travelers search for the best fares, specific seats and trip templates, provides quality control processing for ticketing transactions and provides reservation and coordination for meetings, including lodging, air and ground services. We primarily offer these services through an application hosting model. We offer our clients the ability to use our leading edge software maintained on servers located at our facilities and derive revenues on a transaction fee basis. These revenues are recognized in the month in which our services are provided. The terms of our agreements with clients vary, depending on the services required by our clients. We invoice our clients monthly for these transaction fees and expect payment within 30 days.

     We also offer our technology services through license and post-contract software support arrangements that include maintenance, telephone support and unspecified software enhancements. Revenues from software licenses are recognized as our products are accepted by our clients, with such acceptance typically approximating the date of delivery. Revenues from support and maintenance are generally recognized ratably over the term of the post-contract support arrangement, which is typically 12 months. During 1999, revenues from licensing software and post-contract software support arrangements represented 16.3% of our total revenues. We anticipate that the proportion of our revenues derived from license and related post-contract arrangements will decrease as we migrate further toward our application hosting model.

     Our estimates of future results are primarily affected by assumptions of transaction volumes, pricing levels, our ability to efficiently scale with our clients, and client retention and acquisition. These anticipated results may be impacted by the seasonality of the travel industry.

     Our expenses include operating, selling, general and administrative, technology development, and depreciation and amortization.

     - Operating expenses include salaries, benefits and related overhead, as well as direct ticketing costs.

     - Selling, general and administrative expenses include salaries, benefits and related overhead associated with the selling and marketing of our products and services, as well as other overhead functions.

     - Technology development expenses primarily include salaries and salary-related costs of individuals focusing on developing and maintaining our proprietary and leading edge technologies.

     - Depreciation and amortization expenses relate to fixed assets, goodwill and other intangibles.

RESULTS OF OPERATIONS

     The following table sets forth our results of operations as a percentage of revenues.

                                                               AS A PERCENTAGE OF
                                                                    REVENUES
                                                              ---------------------
                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              ---------------------
                                                              1997    1998    1999
                                                              -----   -----   -----
Revenues....................................................  100.0%  100.0%  100.0%
                                                              -----   -----   -----
Expenses:
  Operating.................................................   39.6    50.9    57.1
  Selling, general and administrative.......................   47.0    30.2    31.6
  Technology development....................................   14.7    16.3    10.8
  Depreciation and amortization.............................   10.8     6.7     5.6
                                                              -----   -----   -----
          Total expenses....................................  112.1   104.1   105.1
Operating loss..............................................  (12.1)   (4.1)   (5.1)
Interest expense, net.......................................    3.0     3.7     1.0
                                                              -----   -----   -----
Net loss....................................................  (15.0)%  (7.8)%  (6.1)%
                                                              =====   =====   =====

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999 AND 1998

REVENUES

     Revenues for the year ended December 31, 1999 were $26.6 million, an increase of 86.1% over revenues of $14.3 million for the year ended December 31, 1998. This increase was primarily attributable to an increase in our transaction volume, which rose from 2.4 million transactions in 1998 to 6.8 million in 1999, an increase of 183.3%. Our transaction volume increased because of our expanding client base and the overall growth of the online travel market, which was offset to some degree by a decrease in revenue by transaction.

OPERATING EXPENSES

     Operating expenses for the year ended December 31, 1999 were $15.2 million compared to $7.3 million for the year ended December 31, 1998. Of this increase, $1.9 million was due to the renegotiation of a contract with a client in which we assumed certain expenses previously borne by the client. Salary and related expenses increased by $4.6 million due to an increase in the number of employees that were necessary to meet the demands of rapid growth in transaction volume. Office rent, telephone costs and other services increased by $1.0 million due to the additional space and infrastructure necessary to support the increase in the number of employees.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses for the year ended December 31, 1999 were $8.4 million compared to $4.3 million for the year ended December 31, 1998. Salaries and related expenses increased by $2.9 million. Included in salary and related expenses in 1999 was a non-recurring, non-cash charge for compensation expense of $1.5 million relating to profit participation units sold to certain key employees during 1998 and 1999. In addition, we had non-recurring costs of $760,000 in 1999 related to our reorganization and the hiring of a key executive.

TECHNOLOGY DEVELOPMENT EXPENSES

     Technology development expenses were $2.9 million for the year ended December 31, 1999 compared to $2.3 million for the year ended December 31, 1998. This increase was primarily related to additional costs incurred in the development and maintenance of our technology infrastructure and services.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization for the year ended December 31, 1999 was $1.5 million compared to $1.0 million for the year ended December 31, 1998. The increase was due to additional purchases of computers and technology related equipment, leasehold improvements and the amortization of goodwill associated with the purchase of International Software Products. Goodwill and other intangibles relating to this purchase totaled $7.6 million and resulted in amortization expense of $182,000 during 1999, or 34.5% of the total increase.

OPERATING LOSS

     The operating loss for the year ended December 31, 1999 was $1.4 million, an increase of 134.9% over the operating loss of $585,000 for the year ended December 31, 1998. This increase in operating loss was primarily attributable to non-recurring compensation and reorganization expenses. If these non-recurring expenses of $2.2 million had not occurred we would have generated operating income in 1999 of $871,000.

INTEREST EXPENSE, NET

     Interest expense for the year ended December 31, 1999 was $269,000 compared to $527,000 for the year ended December 31, 1998. We participated in a master cash account sponsored by WorldTravel Partners. Interest was charged to us based on our weighted average cash balance during the year. The decrease in interest expense was due to a decrease in the amounts we utilized under the WorldTravel Partners master cash account in 1999, partially offset by increases in interest expense from the debt issued in the purchase of International Software Products and the convertible promissory notes issued to BCD Technology S.A. and Hogg Robinson International Benefits Limited in November 1999.

INCOME TAXES

     Prior to our reorganization on November 4, 1999 we were not separately subject to income taxes under the provisions of the Internal Revenue Code or applicable state laws and, accordingly, did not provide for federal or state taxes. In connection with the reorganization, we became taxable for federal and state income tax purposes. During the period in 1999 in which we were a taxable entity, we had a loss which resulted in no federal or state income taxes being provided in the consolidated statement of loss.

NET LOSS

     The net loss for the year ended December 31, 1999 was $1.6 million compared to $1.1 million for the year ended December 31, 1998. The net loss in 1999 was primarily attributable to non-recurring compensation and reorganization expenses. If these non-recurring expenses of $2.2 million had not occurred, we would have generated pre-tax profits of $603,000 in 1999.

YEARS ENDED DECEMBER 31, 1998 AND 1997

REVENUES

     Revenues for the year ended December 31, 1998 were $14.3 million, an increase of 72.1% over revenues of $8.3 million for the year ended December 31, 1997. This increase was primarily attributable to an increase in our transaction volume, which rose from 1.5 million in 1997 to 2.4 million in 1998, an increase of 56.6%.

OPERATING EXPENSES

     Operating expenses for the year ended December 31, 1998 were $7.3 million compared to $3.3 million for the year ended December 31, 1997. Salary and related expenses increased by $2.8 million and office rent, telephone costs and other services increased by $504,000. These increases were directly attributable to the increase in employees and the accompanying increases in space and infrastructure required to meet the demands of rapid growth in transaction volume.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses for the year ended December 31, 1998 were $4.3 million compared to $3.9 million for the year ended December 31, 1997. This increase was primarily due to an increase in our costs associated with the expansion of our sales force and administrative staff.

TECHNOLOGY DEVELOPMENT EXPENSES

     Technology development expenses were $2.3 million for the year ended December 31, 1998 compared to $1.2 million for the year ended December 31, 1997. This increase was primarily related to additional costs incurred in the development and maintenance of our technology infrastructure and services.

OPERATING LOSS

     The operating loss for the fiscal year ended December 31, 1998 was $585,000, a decrease of 41.6% over the operating loss of $1.0 million for the year ended December 31, 1997. This decrease in operating loss was primarily attributable to non-recurring compensation. If these non-recurring expenses of $190,000 had not occurred, we would have generated operating loss of $395,000 in 1998.

INTEREST EXPENSE, NET

     Interest expense for the year ended December 31, 1998 was $527,000 compared to $247,000 for the year ended December 31, 1997. We participated in a master cash account that was sponsored by WorldTravel Partners. Interest was charged to us based on our weighted average cash balance during the year. The increase in interest expense was due to an increase in the amounts we utilized under the WorldTravel Partners master cash account in 1998.

INCOME TAXES

     During the years 1998 and 1997 we were not separately subject to income taxes under the provisions of the Internal Revenue Code or applicable state laws because we were organized as a limited liability company and, accordingly, did not provide for federal or state taxes.

NET LOSS

     The net loss for the year ended December 31, 1998 was $1.1 million compared to $1.2 million for the year ended December 31, 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth our unaudited quarterly results of operations for our eight quarters ended December 31, 1999. We have prepared this information on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below to present fairly the unaudited quarterly results. Our operating results for any quarter are not necessarily indicative of the results for any future period.

                                                                        THREE MONTHS ENDED
                                       -------------------------------------------------------------------------------------
                                       MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
                                         1998       1998       1998       1998       1999       1999       1999       1999
                                       --------   --------   --------   --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
Revenues.............................   $2,610     $2,950     $3,698     $5,023     $5,295     $6,057     $6,134     $9,087
                                        ------     ------     ------     ------     ------     ------     ------     ------
Expenses:
  Operating..........................    1,374      1,583      1,797      2,516      2,942      3,514      3,566      5,157
  Selling, general and
    administrative...................      977      1,033      1,038      1,269      1,464      1,806      2,015      3,122
  Technology development.............      460        538        548        782        649        763        765        706
  Depreciation and amortization......      229        231        245        246        199        290        379        610
                                        ------     ------     ------     ------     ------     ------     ------     ------
         Total expenses..............    3,040      3,385      3,628      4,813      5,254      6,373      6,725      9,595
                                        ------     ------     ------     ------     ------     ------     ------     ------
Operating (loss) income..............     (430)      (435)        70        210         41       (316)      (591)      (508)
Interest expense, net................       96        104        129        198        103          9          0        157
                                        ------     ------     ------     ------     ------     ------     ------     ------
         Net (loss)..................   $ (526)    $ (539)    $  (59)    $   12     $  (62)    $ (325)    $ (591)    $ (665)
                                        ======     ======     ======     ======     ======     ======     ======     ======

                                                                    AS A PERCENTAGE OF REVENUES
                                       -------------------------------------------------------------------------------------
                                       MAR. 31,   JUN. 30,   SEP. 30    DEC. 31    MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
                                         1998       1998       1998       1998       1999       1999       1999       1999
                                       --------   --------   --------   --------   --------   --------   --------   --------
Revenues.............................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
                                        ------     ------     ------     ------     ------     ------     ------     ------
Expenses:
  Operating..........................     52.7       53.7       48.6       50.1       55.6       58.0       58.1       56.7
  Selling, general and
    administrative...................     37.4       35.0       28.1       25.3       27.6       29.8       32.9       34.4
  Technology development.............     17.6       18.2       14.8       15.6       12.3       12.6       12.5        7.8
  Depreciation and amortization......      8.8        7.8        6.6        4.9        3.8        4.8        6.2        6.7
                                        ------     ------     ------     ------     ------     ------     ------     ------
         Total expenses..............    116.5      114.7       98.1       95.9       99.3      105.2      109.7      105.6
                                        ------     ------     ------     ------     ------     ------     ------     ------
Operating (loss) income..............    (16.5)     (14.7)       1.9        4.1        0.7       (5.2)      (9.7)      (5.6)
Interest expense, net................      3.7        3.5        3.5        3.9        1.9        0.1          0        1.7
                                        ------     ------     ------     ------     ------     ------     ------     ------
         Net loss....................    (20.2)%    (18.2)%     (1.6)%      0.2%      (1.2)%     (5.3)%     (9.7)%     (7.3)%
                                        ======     ======     ======     ======     ======     ======     ======     ======

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we financed our operations through a master cash account sponsored by WorldTravel Partners. WorldTravel Partners will not continue to be a source of liquidity for us following this offering. We had negative working capital of $2.5 million at December 31, 1999. We anticipate that our liquidity needs over the next 12 months will be met with proceeds generated from this offering. We are currently negotiating with several financial institutions to obtain a credit facility.

     Our operating activities provided net cash in 1999 and 1998 of $2.0 million and $616,000, respectively, while during 1997 our operating activities used net cash of $1.4 million. The net cash provided by operating activities for 1999 was the result of an increase in accounts payable of $1.0 million, an increase in deferred revenues of $1.0 million and an increase in customer deposits of $3.8 million. These were partially offset by a net loss of $1.6 million and an increase in accounts receivable of $4.8 million. Net cash provided by operating activities in 1998 was the result of an increase in accounts payable of $713,000 and an increase in customer deposits of $175,000, offset by an increase in accounts receivable of $365,000. Net cash used in operating activities in 1997 was the result of a net loss of $1.2 million and an increase in accounts receivable of $1.4 million, partially offset by depreciation expense of $900,000 and increases in accounts payable and accrued liabilities of $284,000.

     Our investing activities used net cash in 1999, 1998 and 1997 of $6.6 million, $1.7 million and $1.7 million, respectively. Net cash used in investing activities in 1999 was the result of fixed asset purchases, capitalized software costs, leasehold improvements and the purchase of International Software Products for net cash consideration of $1.5 million. Net cash used in investing activities in 1998 and 1997 related to fixed asset purchases, capitalized software costs and leasehold improvements. At December 31, 1999, we had no material commitments for capital expenditures.

     Our financing activities provided net cash in 1999, 1998 and 1997 of $4.6 million, $1.1 million and $1.2 million, respectively. Net cash provided by financing activities in 1999 was the result of proceeds received from the issuance of debt of $10.0 million, partially offset by payments to affiliates of $1.9 million, a repayment of debt of $1.5 million and the distribution of capital of $2.0 million to members of our predecessor, WorldTravel Technologies LLC. Net cash provided by financing activities for 1998 and 1997 resulted from net proceeds received from affiliates in both years.

     Convertible long-term debt consisted of the following at December 31, 1999:

Convertible promissory note to BCD Technology S.A., a
  shareholder, interest at 5.72%, principal and interest due
  November 5, 2001..........................................  $ 8,000,000
Convertible promissory note to Hogg Robinson International
  Benefits Limited, a shareholder, interest at 5.72%,
  principal and interest due November 5, 2001...............    2,000,000
                                                              -----------
          Total convertible long-term debt..................  $10,000,000
                                                              ===========

     The outstanding balance, principal and interest of each convertible promissory note is convertible into our common stock at the option of the holder on the due date and automatically converts immediately prior to an underwritten initial public offering or immediately upon the conversion of the other note. The number of shares issuable upon conversion increases as the interest accrued on the notes increases. If the offering had been consummated on December 31, 1999, we would have issued an aggregate of 842,670 shares of common stock upon conversion of the notes.

     We also have four separate promissory notes payable to the former owners of International Software Products. Interest accrues at prime with all principal and interest due on November 4, 2002.

     We do not have any derivative financial instruments, and all of our long-term debt, other than the notes issued to the former owners of International Software Products, is at fixed rates. Therefore, we have not been exposed to material near-term adverse changes in interest rates. However, we may be exposed to such adverse changes if we incur variable rate debt or hold derivative financial instruments in the future.

     We believe that the net proceeds of this offering will be sufficient to satisfy our cash requirements for at least the next 12 months. However, if we expand more rapidly than currently anticipated, if our working capital needs exceed our current expectations or if we make acquisitions, we may need to raise additional capital from equity or debt sources. We cannot be sure that we will be able to obtain the additional financing necessary to satisfy these expanded cash requirements or to implement an expanded growth strategy on acceptable terms or at all. If we cannot obtain this financing on terms acceptable to us, we may be forced to curtail some planned business expansion and may be unable to fund our ongoing operations.

YEAR 2000 ISSUES

     Year 2000 issues are the result of many older computer systems using two digits rather than four digits to define the applicable year. This could result in systems failure or miscalculation when our systems are processing date-related data. If this were to happen, we would experience disruption of our business operations including a temporary inability for us to process transactions.

     Most of our current systems were developed in-house and were programmed for Year 2000 compliance or were purchased from third party vendors who represented to us that the systems were Year 2000 compliant. To date, the incremental cost incurred relating to Year 2000 issues have been minimal.

     As of February 18, 2000, we have not detected any problems with our systems and/or software either internally or externally that will or could interrupt our business. We have not had any problems with either our clients or third party vendors experiencing Year 2000 issues that would have a material effect on our business, results of operations or financial condition. However, there is no guarantee that Year 2000 issues will not in the future have a material adverse effect on our business, results of operations, or financial condition.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Statement, as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. We have evaluated the impact of adopting SFAS No. 133 and, based on our current business activities, believe that it will not have a material effect on our financial statements.

                                    BUSINESS

BUSINESS OVERVIEW

     We are the leading independent provider of transaction fulfillment, customer support, technology services and data management services for the online travel industry. Our sophisticated technology infrastructure and high quality customer support capabilities enable our clients to provide online travel services more efficiently and effectively. Our services enable our online clients to focus on building their brand awareness and customer loyalty while entrusting us with responsibility for their vital transaction fulfillment and customer support functions. We offer a broad range of services such as:

     - transaction fulfillment services, including quality control, ticketing, document distribution, transaction accounting and management reporting;

     - customer support services, including travel and technical support through e-mail and telephone;

     - technology services, including online travel reservations, point-of-sale support, travel management and automated quality control; and

     - data management services, including data consolidation, transformation, reporting and analysis.

     Our clients utilize our services either individually or as a comprehensive, integrated end-to-end solution. The flexibility of our service delivery eliminates the need for our clients to spend valuable resources to build and manage high quality in-house capabilities as their businesses grow.

     We provide services to corporate travel departments, travel agencies and companies in the business-to-consumer and business-to-business online travel markets. Our current clients include:

     -     travel-specific websites such as Expedia;

     - travel suppliers selling their inventories directly through their own websites such as Continental Airlines and US Airways;

     - traditional travel agencies with an online presence such as Maritz Travel Company;

     -     large corporate travel agencies such as WorldTravel Partners; and

     - corporate travel departments in organizations such as Hewlett-Packard and The Seagram Company Ltd.

     Prior to January 1997, we conducted our business as a division and subsidiary of WorldTravel Partners, the third largest corporate travel agency in the U.S. In January 1997, our business was separated from WorldTravel Partners and transferred into a separate business organization. Since that time, we have experienced significant growth in the volume of online tickets fulfilled and revenue recorded. For the fourth quarter of 1999, we processed 1.8 million transactions, an increase of 162.2% over the 675,000 transactions processed in the fourth quarter of 1998. In 1999, our revenues were $26.6 million, representing a compound annual growth rate of 79.0% over revenues of $8.3 million in 1997. In 1999, our net cash flow from operations was $2.0 million compared to a negative $1.4 million in 1997.

INDUSTRY BACKGROUND

GROWTH OF THE INTERNET

     The Internet is dramatically changing the way consumers and businesses communicate, share information and conduct commerce. The Internet's broad reach and easy access create a favorable environment for new online marketplaces and is altering the organization and dynamics of many existing industries. In particular, markets characterized by either the presence of large numbers of geographically dispersed buyers and sellers or purchasing decisions involving large amounts of information provide opportunities for online commerce. Businesses leveraging the Internet create competitive advantages by reengineering complex processes to lower costs and improve efficiencies. We believe that the worldwide travel industry is especially well-suited to benefit from increased Internet and electronic commerce adoption.

OVERVIEW OF THE TRAVEL INDUSTRY

     The travel industry is very large in terms of both number of passengers and dollars spent. The U.S. Department of Transportation estimates that there will be 640 million air passengers carried by U.S. airlines in 2000, with this figure increasing to 931 million air passengers by 2010. The World Travel and Tourism Council estimates that spending on travel and tourism worldwide will reach $3.8 trillion in 2000 and $6.8 trillion in 2010.

     The travel industry is fragmented and consists of numerous participants serving diverse customer segments. These participants include travel suppliers (air, hotel and car rental), travel agencies, corporate travel departments, multiple computer reservation systems, service centers and credit card companies. Each of these participants must meet strategic challenges in order to remain competitive in its business. The complexities and inefficiencies present throughout the transaction fulfillment, customer support and data management functions make it difficult to address these challenges. The following table outlines some of the strategic challenges of the key market participants in the travel industry:

------------------------------------------------------------------------------------
         KEY MARKET PARTICIPANTS                     STRATEGIC CHALLENGES
------------------------------------------------------------------------------------
                                           - Reduce distribution costs
  Travel Suppliers (air, hotel and car     - Maximize revenue and optimize capacity
     rental)
                                           - Enhance customer loyalty through
                                             personalization
                                           - Utilize improved data analysis
                                             techniques to:
                                           - reduce transaction fees with travel
                                             agencies
  Corporate Travel Departments             - negotiate improved rates with travel
                                             suppliers
                                           - Ensure compliance with corporate travel
                                             policies
                                           - Improve service for business travelers
                                           - Respond to reduced commissions from
                                             travel suppliers by reducing
                                             transaction costs
  Travel Agencies                          - Provide cost-saving data management
                                             services
                                           - Develop personalized products and
                                             services

     We believe travel industry participants are seeking new approaches to address their strategic challenges. The Internet and related technologies are enabling industry participants to develop and utilize solutions that:

     -     reduce costs;

     -     create new means of interaction;

     -     provide real-time updating of pricing and availability;

     -     consolidate multiple sources of information;

     -     personalize customer support and enhance customer relationships;

     -     enable targeted marketing of excess inventory; and

     -     streamline the travel transaction process.

GROWTH OF THE ONLINE TRAVEL INDUSTRY

     The online travel industry consists of two primary markets: business-to-consumer and business-to-business. The business-to-consumer market consists primarily of individuals and small businesses purchasing air, hotel and car rental services. The limited need for customer interaction and the uniform nature of these transactions makes automation desirable. This market also includes purchases of pre-packaged tours and cruises which are more complex to process and require more frequent and time-consuming customer interactions.

     The business-to-consumer market is large and growing rapidly. Forrester Research estimates that travel is one of the largest online retail categories with users purchasing approximately $14.0 billion in air, hotel and car rental services through travel-related websites in 2000. Forrester Research also estimates that these purchases will grow at a compound annual growth rate of 28% to $29.4 billion in 2003. Over the past several years, numerous online travel service providers have emerged, including several well-capitalized companies that are attracting millions of visitors annually. Online travel service providers in the business-to-consumer market include:

     -     travel-specific websites such as Expedia and Travelocity;

     - broader, multi-category websites offering travel services such as Yahoo!;

     - travel suppliers selling their inventories directly through their own websites such as Continental Airlines and Delta Air Lines;

     -     traditional travel agencies such as Maritz Travel Company; and

     -     retail companies establishing an online presence such as Wal-Mart.

     In the business-to-business market, corporations have typically purchased air, hotel and car rental services directly from travel suppliers or through managed travel service providers. Although usage rates are relatively low, the business-to-business online travel market is expected to grow even faster than the business-to-consumer market as corporations increasingly look to online travel service providers for their travel needs. Forrester Research expects online business travel expenditures to grow at a compounded annual growth rate of 56% from $10 billion in 2000 to $38 billion in 2003. Forrester Research estimates that travel will be the second largest spending category for online business-to-business services in 2000, representing approximately 23% of this market. The growth of this market is being driven by corporations seeking solutions that reduce business travel expenditures.

     Online travel service providers in this market include:

     - corporations with intranets allowing for direct reservations by internal travel departments;

     - traditional corporate travel agencies servicing customers through websites such as Maritz Travel Company and WorldTravel Partners; and

     - third-party online travel reservation providers such as SABRE through its BTS product and GetThere.com.

EMERGENCE OF OUTSOURCING

     The primary focus of online travel service providers is to build market share by creating brand awareness, delivering compelling content, building customer loyalty and developing strategic relationships. In order to focus on these critical objectives while providing the highest level of customer satisfaction, many online travel service providers are considering outsourcing their vital transaction fulfillment and customer support functions. The key benefits of outsourcing for online travel service providers may include:

     -     higher customer satisfaction through quality customer support;

     -     lower costs through economies of scale; and

     -     greater flexibility to rapidly scale operations.

OUR OPPORTUNITY

     Complexities and inefficiencies within the travel industry, growth in the online travel market and the trend toward outsourcing create a significant opportunity for an independent provider of transaction fulfillment, customer support, technology services and data management services. We believe that we are well positioned to capitalize on this opportunity by:

     - providing services at a significant cost savings over in-house solutions while maintaining high customer support levels;

     - capturing market share and leveraging the related economies of scale to enhance our low-cost leadership;

     - maintaining and enhancing a scalable infrastructure through the use of proprietary technology and experience; and

     - offering a flexible, comprehensive suite of services necessary to penetrate multiple segments of the online travel market.

OUR SOLUTION

     We are the leading independent provider of transaction fulfillment, customer support, technology services and data management services for the online travel industry. Our services enable our clients to conduct online travel commerce more efficiently and effectively. We enable our clients to focus on their brand awareness and customer loyalty while entrusting us with responsibility for their vital transaction fulfillment and customer support functions.

     We offer a comprehensive suite of services including:

---------------------------------------------------------------------------------------
        SERVICES                  DESCRIPTION              REPRESENTATIVE CLIENTS
---------------------------------------------------------------------------------------
                           Quality control            Expedia
                           Ticketing                  Continental Airlines
  Transaction Fulfillment  Document distribution      US Airways
                           Transaction accounting
                           Management reporting
---------------------------------------------------------------------------------------
                           Travel and technical       Expedia
  Customer Support         support through telephone  Continental Airlines
                           and e-mail                 US Airways
---------------------------------------------------------------------------------------
                           Online travel              Maritz Travel Company
                           reservations               WorldTravel Partners
  Technology Services      Point-of-sale support      WORLDSPAN
                           Travel management          U.S. Department of Transportation
                           Automated quality control
---------------------------------------------------------------------------------------
                           Data consolidation         Hewlett-Packard
  Data Management          Data transformation        The Seagram Company Ltd.
     Services              Data reporting
                           Data analysis
---------------------------------------------------------------------------------------

     We believe our clients derive the following benefits from our services:

HIGH QUALITY CUSTOMER SUPPORT

     We provide high quality customer support services that enable our clients to achieve significant cost savings while enhancing customer satisfaction levels. Our ability to recruit, train and retain quality customer support personnel eliminates the need for our clients to spend valuable resources to build and manage high quality in-house customer support capabilities. Our extensive experience allows us to anticipate our clients' needs to help them develop more effective and efficient means of interacting with their customers. For example, we are currently seeking new ways to improve our clients' interactions with their customers by using travel transaction and customer data to customize ticket processing and promotional efforts. We also continually evaluate new means to enhance our service levels and regularly monitor our performance against defined service metrics.

LOW COST PROVIDER

     Our economies of scale and sophisticated technology allow us to provide high quality services at significant savings compared to in-house alternatives. In addition, we continually seek to lower costs for our clients by further automating and refining key fulfillment and customer support functions. Since 1997, we have decreased our fulfillment and customer support cost per transaction by 36.5%. This cost reduction has been a key driver in both attracting new clients and increasing our operating income margins.

COMPREHENSIVE, FLEXIBLE SERVICES

     We provide our clients with access to a broad range of transaction fulfillment, customer support, technology services and data management services. Our comprehensive suite of services eliminates the need for our clients to use valuable management time and resources to coordinate these services from different providers. The flexibility of our service delivery provides clients with the option of purchasing services separately or as a comprehensive, integrated end-to-end solution.

     Furthermore, as our clients' system requirements expand or change, we can respond to their needs because our technology is compatible with all major computer reservation systems, and our fully-automated quality control system is compatible with all major electronic booking applications.

We design our services to scale along with our clients' businesses to enable us to remain a reliable outsourcing partner.

LEADING EDGE PROCESSES ENABLED BY PROPRIETARY TECHNOLOGY

     We have developed leading edge processes and proprietary technology that are essential to providing high quality customer support at a low cost. These processes include document tracking, e-mail management, call tracking and quality control. To automate these processes, we developed proprietary software including CoRRe, Ticket Partner and Message Partner. Our technology enhances the reliability, productivity and scalability of our operations along with our ability to rapidly process large transaction volumes. Using our technology and expertise, we have developed best practices that we can rapidly replicate in each of our facilities, thereby ensuring a consistent level of high quality service for all of our clients.

OUR STRATEGY

     We seek to enhance our position as the leading independent provider of transaction fulfillment, customer support, technology services and data management services for the online travel industry. The key elements of our strategy are as follows:

INCREASE OUR MARKET LEADERSHIP POSITION

     Our clients include leading online travel service providers such as Expedia, Continental Airlines, and US Airways. In 1999, we fulfilled $748.8 million in online airline tickets representing approximately 21% of the $3.5 billion in airline tickets purchased online according to Gomez Advisors.

     We intend to enhance our market leadership position by growing with our industry-leading clients as well as targeting new clients that process large volumes of tickets in-house. While we will continue to build our sales and marketing capabilities, we also intend to utilize our strong client base to validate our outsourcing services as an industry best practice. We expect that the rapidly increasing volume of tickets from existing and new customers will allow us to continue to build economies of scale, thereby maintaining our high quality, low cost leadership.

PENETRATE MULTIPLE ONLINE TRAVEL MARKET SEGMENTS

     We will focus on further penetrating the business-to-consumer and business-to-business online travel markets. In the business-to-consumer segment, we primarily target the online travel service providers and travel suppliers' websites, as well as other traditional travel agencies and corporations that are selling a significant amount of tickets online. To win new accounts in the business-to-consumer segment, we plan to demonstrate our cost and performance advantages, as well as leverage our existing relationships with online travel service providers. We also expect to selectively target opportunities within the pre-packaged tours and cruises segment.

     In the business-to-business segment, we primarily target large, traditional travel agencies and corporations. Potential business-to-business clients are seeking a service provider that can implement applications for corporate reservations, quality control and data consolidation, as well as an integrated transaction fulfillment and customer support solution. We intend to win new accounts in the business-to-business market by leveraging our existing relationships with traditional travel agencies, corporations and industry consultants to promote the adoption of our flexible, low cost services.

EXPAND EXISTING CLIENT RELATIONSHIPS

     We believe that we can expand our relationships with existing clients by promoting our comprehensive suite of services. Many of our clients utilize only a limited portion of our services.

Most of these clients are corporations and traditional travel agencies that are not utilizing our transaction fulfillment or customer support services. We plan to demonstrate to our existing clients the strategic advantages of outsourcing a broad range of travel transaction fulfillment, customer support, technology services and data management services.

ENHANCE OUR TECHNOLOGY INFRASTRUCTURE AND OPERATIONAL PROCESSES

     We plan to accelerate our investment in technology infrastructure and refine our operational processes. This strategy will enhance our ability to scale our business, implement new service features and reduce costs by:

     - installing automated distribution processing machines to further automate ticket handling and mailing;

     - implementing new technology such as real-time chat and next generation telephony to enhance our communications systems;

     - implementing new processes to assist our clients with demand forecasting; and

     - providing our clients with real-time access to their customer and transaction data.

EXPAND INTERNATIONAL PRESENCE

     In order to expand our international presence, we intend to pursue strategic alliances with international travel agencies, industry consortia, major travel suppliers and other complementary travel service companies. In addition, we plan to expand with our existing clients as they enter international markets. As we enter international markets, we will continue to draw upon our experience with technology and operational processes while tailoring our services to the specific needs of our clients in each local market. We recently formed a joint venture with Hogg Robinson plc in the United Kingdom to provide fulfillment, customer support and technology services in certain European and Scandanavian countries.

OUR SERVICES

     We provide a flexible and comprehensive suite of services including transaction fulfillment, customer support, technology services and data management for the online travel industry. We offer our services separately or as a comprehensive, integrated end-to-end solution. Our services include the following:

TRANSACTION FULFILLMENT SERVICES

     Transaction fulfillment services include quality control, ticketing, document distribution, transaction accounting and management reporting for online travel transactions. Utilizing our proprietary and other leading edge technologies, we streamline each step of the fulfillment process through automation. Our clients obtain the following advantages from our transaction fulfillment services:

     -     rapid and highly accurate ticket fulfillment;

     -     reduction of ticket fulfillment costs; and

     - scalable fulfillment capabilities without significant capital expenditures.

CUSTOMER SUPPORT SERVICES

     Customer support services include processing reservation changes and providing customer assistance and technical support through telephone and e-mail. We provide these services 24 hours a day, seven days a week through our highly-trained customer support employees. We have developed proprietary technologies that enhance the quality and efficiency of our customer support services, including Message Partner and Ticket Partner. Message Partner is a unique e-mail management interface that allows us to efficiently manage, respond to and maintain records of large volumes of customer e-mail. Message Partner tracks and routes e-mail to appropriate personnel and provides easy access to a database of prepared responses that are customized to comply with each client's guidelines and travel policies. Ticket Partner provides instant access to relevant transaction information needed to efficiently respond to customer inquiries. These technologies enable us to provide our clients with a comprehensive record of the nature and level of their customers' contact activity. Our clients obtain the following advantages from our customer support services:

     -     high quality, reliable customer support;

     -     comprehensive customer data reporting;

     - scalable customer support capabilities without significant capital expenditures; and

     - immediate access to our well-trained customer support and technical personnel.

TECHNOLOGY SERVICES

     Technology services include online travel reservations, point-of-sale support, travel management and automated quality control. Our technology services are supported by two key proprietary technologies: ResAssist and CoRRe.

     ResAssist is an online travel booking application that enables our clients to make corporate travel reservations easily and efficiently. ResAssist provides our clients the following benefits:

     - user-friendly interface with low-fare search capability and 24 hours a day, seven days a week availability;

     - compatibility with each of the four major computer reservation systems (WORLDSPAN, SABRE, Galileo and Amadeus);

     - ability to easily change, update and enforce corporate travel policies; and

     -     cost savings through automation of the reservation process.

     CoRRe is a fully-automated quality control system that checks each ticketing transaction for accuracy and compliance with customers' travel preferences. CoRRe has the capability to conduct over 300 quality control checks per ticketing transaction. CoRRe provides our clients the following benefits:

     -     low cost quality control through process automation;

     -     flexibility to quickly modify travel policies;

     - ability to rapidly and efficiently add capacity to accommodate changing transaction volumes; and

     - compatibility with each of the four major computer reservation systems and all major booking applications.

DATA MANAGEMENT SERVICES

     We offer our clients data consolidation, transformation, reporting and analysis services. We consolidate our clients' worldwide travel data from disparate sources into a single convenient format for reporting and analysis. Our data management services provide our clients with the following benefits:

     -     rapid, cost-effective global travel data collection;

     -     flexible data consolidation and transformation;

     -     customized data reporting; and

     -     travel procurement cost reduction through data analysis.

OUR CLIENTS

     We provide transaction fulfillment, customer support, technology services and data management services to a broad range of travel industry participants. Some of our representative clients are:

    TRAVEL AGENCIES            AIRLINES              CORPORATE/GOVERNMENT
    ---------------            --------              --------------------
Expedia                  Continental Airlines  EDS
Maritz Travel Company    US Airways            Hewlett-Packard
Travel and Transport                           The Seagram Company Ltd.
WorldTravel Partners                           U.S. Department of Transportation

STRATEGIC RELATIONSHIPS

     We establish and maintain strategic relationships with key participants in the travel industry to promote our services and increase our market leadership position. To date, we have established the following strategic relationships:

     - WORLDTRAVEL PARTNERS. WorldTravel Partners is the third largest corporate travel management firm in the U.S. and is controlled by our largest shareholder. We provide our services to WorldTravel Partners and certain of its joint venture partners, franchisees and corporate customers. In connection with these relationships, WorldTravel Partners assists us in marketing our services to air, hotel and car rental providers.

     - HOGG ROBINSON PLC. Hogg Robinson is one of our shareholders and a joint venture partner. Through our joint venture with Hogg Robinson, we intend to market and offer our transaction fulfillment, customer support and technology services in certain European and Scandanavian countries.

     - BUSINESS TRAVEL INTERNATIONAL (BTI). BTI is a travel agency alliance with over 70 members worldwide, including WorldTravel Partners and Hogg Robinson. Because of our relationship with WorldTravel Partners and Hogg Robinson, we believe we can market our services more effectively to other BTI member firms.

TECHNOLOGY

     We utilize proprietary and other leading edge technologies to automate transaction fulfillment and customer support functions. Our technology enables us to offer our clients services that allow them to conduct their online travel commerce more efficiently. In addition, our proprietary technology is compatible with each of the four major computer reservation systems (WORLDSPAN, SABRE, Galileo and Amadeus), and CoRRe is compatible with all major electronic booking applications. Our technology has the capacity to rapidly process large transaction volumes and scale with our clients' businesses. We believe that our technology helps us maintain and enhance the level of transaction fulfillment and customer support services we provide for our clients.

     We develop our technology using an object-oriented architecture. Our core components are communications, computer reservation system support, database management and Internet or desktop applications. Our object-oriented architecture allows us to make improvements in one component without disrupting the entire application. We can also utilize existing components to create new and customized applications that offer our clients a flexible solution to meet their online travel commerce needs.

     We offer our technology services to our clients by hosting our applications on servers located at our facilities. Our clients access our applications through the Internet and through existing computer reservation system connections. By hosting our applications centrally in a highly reliable and secure data center environment, we can efficiently initiate, upgrade, customize and monitor the provision of our technology services such as ResAssist and CoRRe to our clients to best meet their changing needs. Our application hosting model enables our clients to utilize our applications quickly and easily without investing in additional hardware or technical support personnel.

     We employ technology from various leading technology companies. Our hardware platform consists of Compaq Proliant, Dell Poweredge and DEC Alpha servers. We use switches, hubs and routers from leading suppliers to operate our networking infrastructure. Our customer support centers utilize advanced switching technology and access the Internet via T-1 data communication lines. We have combined software from leading vendors with our proprietary technology to build a sophisticated online transaction fulfillment and customer support system.

     We maintain comprehensive security and backup systems to help us deliver consistent and reliable service to our clients and their customers. We maintain our databases on Compaq Proliant and DEC Alpha servers equipped with a RAID disk storage system and also conduct backup procedures for offsite storage. We maintain backup power supply equipment to provide constant availability to our facilities.

SALES AND MARKETING

     We market and sell our comprehensive suite of services to our clients primarily through direct selling efforts as well as through our strategic alliances. Our target clients include companies offering online travel services in both the business-to-consumer and business-to-business markets. Target clients in the business-to-consumer market include travel-specific websites, broader multi-category websites offering travel services, travel suppliers selling their inventories directly through their own websites, traditional travel agencies with an online presence and retail companies that have created an online presence. Target clients in the business-to-business market include corporations, traditional corporate travel agencies, third-party online travel reservation providers and online corporate travel agencies. Our sales efforts generally focus on the chief technology officer and the officer responsible for distribution in the business-to-consumer market and the chief financial officer, chief technology officer, chief procurement officer and corporate travel manager in the business-to-business market. We base our pricing on the specific services selected by our clients and generally bill clients a flat fee per transaction.

     Our marketing activities are designed to educate clients and potential clients about the benefits of our services in the rapidly emerging online travel industry. We are currently building a business development and client relationship team. We plan to develop an integrated account management approach to more effectively market our full suite of services to existing clients. We also intend to use trade shows, seminars and conferences, direct mail, public relations events, relationships with recognized industry analysts and our website as part of our marketing program. We intend to manage and develop relationships with current clients, consultants and technology partners to assist us in marketing our services and to enhance our product development efforts. We also expect to utilize our strategic relationships with WorldTravel Partners and Hogg Robinson to access both their U.S. and international clients.

COMPETITION

     The market for transaction fulfillment, customer support, technology services and data management services for the online travel industry is new and rapidly evolving, and we expect competition to intensify in the future. Although we believe we are currently the only independent provider of a comprehensive suite of such services for the online travel industry, we currently or may potentially compete with a variety of companies. Our primary competition comes from or is anticipated to come from the following sources:

     -     in-house operations of prospective or existing clients;

     -     traditional travel service providers including travel agencies;

     -     operators of computer reservation systems;

     -     information technology service firms building customized solutions;

     - teleservice companies introducing online customer support capabilities; and

     - enterprise software companies adding travel management functionality to their products.

     The principal competitive factors affecting the market for our services include:

     -     customer support levels;

     -     price;

     -     flexibility to interface with multiple travel agencies and systems;

     -     accuracy and reliability;

     -     speed of fulfillment;

     -     time required for deployment of solutions;

     -     breadth of services; and

     -     scalability.

     As the market for online travel services grows, we believe a number of companies in the online travel service industry will increase their efforts to develop products and services that compete with ours. It is also possible that new competitors or alliances among our competitors and potential clients may emerge and rapidly acquire significant market share. Our market is still emerging, and we cannot assure you that we will be able to compete successfully with current or future competitors.

EMPLOYEES

     At January 31, 2000, we had 719 employees. We have no unionized employees. We believe that our employee relations are satisfactory.

PROPERTIES

     Our headquarters are located in Atlanta, Georgia, where we lease an aggregate of approximately 63,000 square feet of space housing our corporate offices and part of our transaction fulfillment and customer support services. Our lease for 52,000 square feet of this space expires on December 31, 2001 and our lease for the remaining approximately 11,000 square feet of this space expires on August 14, 2002. We also lease an aggregate of approximately 9,000 square feet of property in Parkersburg, West Virginia, used for transaction fulfillment and customer support. This lease expires in September 2004, and we have an option to renew the lease for an additional two years. In September 1999, we entered into a lease for approximately 12,000 square feet of space in Milton, Florida to accommodate a portion of our transaction fulfillment and customer support services. This lease is scheduled to expire on August 31, 2002, with an option to renew for up to an additional four years. We have also leased approximately 20,000 square feet of office space in Dallas, Texas to accommodate a portion of our transaction fulfillment, customer support and technology services. The lease for the property in Dallas is scheduled to expire on December 31, 2002. We lease approximately 6,000 square feet of space in McLean, Virginia pursuant to two agreements to accommodate our data management services. These leases expire on January 31, 2002.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     We are constantly developing new technology and enhancing existing proprietary technology. We have no patents. We primarily rely on a combination of copyrights, trade secrets, confidential procedures and contractual provisions to protect our technology. Despite these protections, it may be possible for unauthorized parties to copy, obtain or use certain portions of our proprietary technology. Any misappropriation of our intellectual property could have a material adverse effect on our competitive position, although we believe that protection of proprietary rights is less significant to our business than the continued pursuit of our operating strategies and other factors.

     We have registered TTG (services), Travel Technologies Group, CRS Screen Highlighter and CoRRe as U.S. trademarks, and applications to register TRX, OFS Online Fulfillment Services, MeetingAssist, TTG (software and related technology), TTG Travel Technologies Group and ResAssist trademarks are pending with the U.S. Patent and Trademark Office. There are no assurances that our applications to register such trademarks will be successful. We have no knowledge of any infringement or any prior claims of ownership of trademarks that would materially adversely affect our current operations. We pursue and intend to continue to pursue registration of our trademarks whenever possible and to vigorously defend our proprietary rights against infringement or other threats to the greatest extent practicable under the laws of the U.S. and other countries.

GOVERNMENT REGULATION

     The laws and regulations applicable to the travel industry affect us and our clients. We must comply with laws and regulations relating to the sale and fulfillment of travel services. In addition, many of our clients and computer reservation systems providers are heavily regulated by the U.S. and other governments. Our services are indirectly affected by regulatory and legal uncertainties affecting the businesses of our clients and computer reservation systems providers.

     We are subject to federal regulations prohibiting unfair and deceptive practices. In addition, federal regulations concerning the display and presentation of information currently applicable to airline booking services, as well as other laws and regulations aimed at protecting customers accessing online or other travel services, could be extended to us in the future. In certain states, we are required to register as a seller of travel, comply with certain disclosure requirements and participate in the state's restitution fund.

     We must also comply with laws and regulations applicable to online commerce and businesses in general. Currently, few laws and regulations directly apply to the Internet and commercial online services. Moreover, there is currently great uncertainty about whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. It is possible that laws and regulations may be adopted to address these and other issues. New laws or different applications of existing laws would likely impose additional burdens on companies conducting business online and may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products and services or increase our cost of operations.

LEGAL PROCEEDINGS

     We expect to be a party from time to time to certain routine legal proceedings arising in the ordinary course of our business. Although we are not currently involved in any litigation that will have a material adverse effect on our financial condition and results of operations, we cannot accurately predict the outcome of any such proceedings in the future.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The names, ages and positions of our executive officers and directors as of February 18, 2000 are listed below along with their business experience during the past five years. The business address of all of our executive officers is 6 West Druid Hills Drive, Atlanta, Georgia 30329.

NAME                                         AGE                   POSITION
----                                         ---                   --------
Norwood H. ("Trip") Davis, III.............   32  President, Chief Executive Officer and
                                                  Director
Ralph Manaker..............................   51  Executive Vice President and General
                                                  Counsel
William J. ("Jody") Billiard...............   33  Senior Vice President of Finance and
                                                  Treasurer
David F. Fromal............................   46  Executive Vice President, Sales and
                                                  Marketing
Scott R. Hancock...........................   47  Executive Vice President, Operations
Timothy J. Severt..........................   36  Executive Vice President, Administration
John C. ("Jack") Alexander.................   48  Chairman of the Board
John A. Fentener van Vlissingen............   60  Director
Gerard L. Boel.............................   44  Director
David J. C. Radcliffe......................   46  Director
William C. Nussey..........................   34  Director
John F. Davis, III.........................   47  Director

     NORWOOD H. ("TRIP") DAVIS, III joined TRX in December 1999 as our President and Chief Executive Officer. Previously, he was the Senior Vice President and General Manager of the Travel Industry Practice Group at iXL, Inc., a leading provider of strategic Internet services, from February 1998 until November 1999. Prior to this, Mr. Davis was the Chief Executive Officer and a co-founder of Green Room Productions, a San Francisco-based leader in strategic Internet services for the travel industry, from July 1995 until it was acquired by iXL, Inc. in January 1998. Mr. Davis worked in the New Ventures Department for Landmark Communications, a private media company with holdings in cable television and local media, where he planned and implemented The Travel Channel Online Network, an Internet travel service, from July 1994 until June 1995. Prior to this, he was an Associate Producer with ESPN and Jobson Sailing. Mr. Davis earned a B.A. from Dartmouth College and an M.B.A. from the Darden School at the University of Virginia.

     RALPH MANAKER joined TRX as our Executive Vice President and General Counsel in January 2000. He serves as Co-President of WorldTravel Partners, a position that he has held since October 1998. Prior to this, he was the president of BTI Americas from February 1995 until it merged with WorldTravel Partners in October 1998. Mr. Manaker co-founded USTravel in December 1986 and served as its chief counsel and treasurer and as its President from January 1990 until February 1995. Previously, he co-founded and served as Vice President of Sontag, Annis & Associates, a travel management consulting firm which provided services to travel agencies, airlines, hotels and corporate travel purchasers. Mr. Manaker is a former partner in the law firm of Birnbaum & Manaker, P.C. and formerly was an engineering consultant with Martin Barzelay Consultants and March Race Car Company. Mr. Manaker earned a B.S.M.E. and a J.D. with honors from Syracuse University.

     WILLIAM J. ("JODY") BILLIARD joined TRX in January 1997 as our Controller. He has served as our Senior Vice President of Finance and Treasurer since October 1999, and he served as our Vice President and Controller from January 1998 until October 1999. Previously, Mr. Billiard was Controller of the 1996 Olympic Games Travel Network, WorldTravel Meetings and Incentives and OFS Online Fulfillment Services at WorldTravel Partners from September 1995 until December 1996.

Prior to this, he was Controller at Rapha, a mental healthcare provider, from January 1994 until September 1995. Mr. Billiard was a Senior Auditor with Deloitte & Touche, LLC from April 1990 until January 1994. Mr. Billiard earned a B.B.A. in accounting from Pittsburg State University and has been a Certified Public Accountant since 1988.

     DAVID F. FROMAL joined TRX in November 1999 as our Executive Vice President, Sales and Marketing. Previously, he served as Chief Executive Officer of JARD Technology Group, Inc., an independent consulting firm focusing on the needs of the education technology marketplace, from April 1997 until October 1999. Prior to this, Mr. Fromal held various sales, regional management and general management positions at American Express Company, including Senior Vice President and General Manager of the Personal Travel Group within the Consumer Travel Division, from September 1984 until January 1997. Mr. Fromal earned a B.A. from the College of William and Mary.

     SCOTT R. HANCOCK joined TRX in January 2000 as our Executive Vice President, Operations. Previously, from October 1988 until December 1999, he held various offices at Cendant Travel, Inc., including Senior Vice President and General Manager, Vice President and General Manager for Cendant's Denver Travel Center and Vice President and General Manager for Cendant's Nashville Travel Center. Mr. Hancock was Vice President and General Manager for Gelco Travel Service from October 1986 until October 1988, and for Anthony Bennett Travel from August 1982 until October 1986. Mr. Hancock earned a B.S. in business administration from Miami University.

     TIMOTHY J. SEVERT joined TRX in February 2000 as our Executive Vice President, Administration. He served as Executive Vice President and Chief Administration Officer of WorldTravel Partners from January 1999 until January 2000 and as its Senior Vice President from January 1998 until December 1998. Mr. Severt served as Vice President and Controller for WorldTravel Partners' technology divisions from August 1993 until he became the Vice President of Administration in December 1993. He was a senior analyst at CGR Advisors, a real estate management company, from July 1992 until August 1993. Mr. Severt was a Certified Public Accountant and manager in the business consulting division of Arthur Andersen LLP from September 1986 until July 1992. Mr. Severt earned a B.S. in business administration from the University of North Carolina.

     JOHN C. ("JACK") ALEXANDER co-founded TRX and has served as our Chairman of the Board of Directors since October 1999. Mr. Alexander also co-founded WorldTravel Partners in 1987 and has served as its Chief Executive Officer since its founding. He was recently named Ernst & Young's National Entrepreneur of the Year(R) for Principle Centered Leadership(R), an award presented by the Franklin Covey Co. Mr. Alexander has been named as one of the 25 Most Influential Executives in the travel and hospitality industries in six of the last seven years by Business Travel News. He was also named "Person of the Year" for 1998 for Corporate Travel by Travel Agent Magazine. Mr. Alexander earned a B.A. in accounting from Duke University and was formerly a Certified Public Accountant at Arthur Andersen LLP.

     JOHN A. FENTENER VAN VLISSINGEN has served as a director of TRX since October 1999. He founded BCD Holdings N.V., which operates in the financial services and travel industries, in 1975 and has served as its Chief Executive Officer since its founding. He is Chairman of the Board of Directors of Business Travel International (BTI), Nemag, Park 'N Fly, WorldTravel Holland and WorldTravel Partners and is co-founder of Noro-Moseley Partners, a venture capital company based in Atlanta, Georgia. Mr. van Vlissingen is a director of SHV Holdings N.V., the Mr. August Fentener van Vlissingen Foundation and the Custodia Foundation in Paris. He served as Manager at Vlaer and Kol bankers in Utrecht, The Netherlands from February 1969 until January 1974. Mr. van Vlissingen is also a former partner of Pierson Heldring and Pierson bankers, a merchant bank in Amsterdam.

     GERARD L. BOEL has served as a director of TRX since October 1999. He has served as Controller of BCD Holdings N.V. since January 1988 and as its Chief Financial Officer since January 1993. He also serves as an officer of various subsidiaries of BCD Holdings N.V. Mr. Boel was

Controller of Hagemeijer N.V., an international trading company, from August 1986 until January 1988. He served in the audit division of Arthur Andersen LLP in The Netherlands from August 1977 until August 1986, focusing primarily on international clients. Mr. Boel became a CPA through the Dutch Institute of Chartered Accountants (NIVRA) in 1987 after earning a Bachelor of Economics degree from the HEAO in The Hague, The Netherlands in 1977.

     DAVID J. C. RADCLIFFE has served as a director of TRX since October 1999. He has served as the Chief Executive Officer of Hogg Robinson plc since July 1997 and as one of its directors since 1993. Mr. Radcliffe also has served as the Chief Executive Officer of Business Travel International since 1993. Previously, Mr. Radcliffe was the Managing Director of Hogg Robinson Business Travel and Executive Director of Hogg Robinson plc from September 1993 until June 1997.

     WILLIAM C. NUSSEY has served as a director of TRX since January 2000. He has served as a director of iXL, Inc. since December 1997 and as its Chief Executive Officer and President since July 1999 and May 1998, respectively. Previously, Mr. Nussey served as Chief Operating Officer of iXL, Inc. from May 1998 until July 1999. He served as an associate with Greylock Ventures, a private investment firm, from June 1996 until May 1998. Mr. Nussey served as a consultant to ON Technology, Inc. from September 1994 until May 1996. Mr. Nussey co-founded Da Vinci Systems, Inc., a software and application design company, and served as its Chief Executive Officer from January 1985 until its sale to ON Technology, Inc. in August 1994. Mr. Nussey earned a B.S. degree from North Carolina State University and an M.B.A. from Harvard Business School.

     JOHN F. DAVIS, III has served as a director of TRX since January 2000. He has served as the President and Chief Executive Officer of Pegasus Systems, Inc. since February 1989 and as one of its directors since March 1989. Previously, Mr. Davis was the founder, President and a Director of Advanced Telemarketing Company, a provider of inbound and outbound telemarketing services, from May 1985 until February 1989. He was also one of the founders of 1-800-Flowers, Limited, a company offering quality floral arrangements by telephone. Mr. Davis earned a B.A. from Texas Christian University.

BOARD COMPOSITION

     Pursuant to our Articles of Incorporation and Bylaws, the Board of Directors of TRX is divided into three classes, with each director serving a three-year term (after an initial term). Directors are elected to serve until they resign or are removed, or until their successors are elected and qualified. The directors of Class I, John F. Davis, III and Mr. Boel, hold office until the first scheduled Annual Meeting of Shareholders following the offering. The directors of Class II, Norwood H. Davis, III and Mr. Nussey, hold office until the second scheduled Annual Meeting of Shareholders following the offering. The Directors of Class III, Messrs. Alexander, Radcliffe and van Vlissingen, hold office until the third scheduled Annual Meeting of Shareholders following the offering. Shareholders will elect the directors of each class for three-year terms at the appropriate succeeding Annual Meeting of Shareholders. Executive Officers are elected by and serve at the discretion of the Board of Directors. No family relationships exist among any of the directors or executive officers of TRX.

BOARD OF DIRECTORS COMMITTEES

     TRX has an Executive Committee, an Audit Committee and a Compensation Committee. The Executive Committee, which consists of Norwood H. Davis, III and Messrs. Alexander, Boel and van Vlissingen, is authorized by our Board to exercise the power and authority of the Board of Directors in the management of our business and affairs, provided that at least three members of the Executive Committee must be in attendance to constitute a quorum at a meeting, and any action by the Executive Committee requires the vote of at least three members of the committee. The authority of the Executive Committee is subject to certain limitations, including statutory restraints under Georgia law.

     Our Audit Committee, which consists of Messrs. Alexander, Boel and Nussey, is responsible for nominating our independent auditors for approval by the Board of Directors and reviews the scope, results and costs of the audits and other services provided by our independent accountants.

     Our Compensation Committee, which consists of John F. Davis, III and Mr. Nussey, reviews and approves the compensation and benefits for our executive officers, administers our 2000 Stock Incentive Plan and makes recommendations to the Board of Directors regarding such matters.

BOARD COMPENSATION

     Except for reimbursement for reasonable travel expenses relating to attendance at Board meetings, our directors are not currently compensated for their services as directors. Our Board of Directors may in the future determine to pay our directors additional compensation for their services. Non-employee directors are eligible to participate in our 2000 Stock Incentive Plan at the discretion of the full Board of Directors.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth compensation awarded to, earned by or paid to our current Chief Executive Officer, our former Chief Executive Officer and our only other executive officer whose total cash compensation exceeded $100,000 for the fiscal year ended December 31, 1999 (collectively, the "Named Executive Officers").

                                                                                     LONG-TERM
                                                     ANNUAL COMPENSATION            COMPENSATION
                                             ------------------------------------      AWARDS
                                                                        OTHER        SECURITIES
NAME AND                                                                ANNUAL       UNDERLYING
PRINCIPAL POSITION                            SALARY      BONUS      COMPENSATION     OPTIONS
------------------                           --------   ----------   ------------   ------------
Norwood H. Davis, III(1)...................  $ 17,308   $250,000(4)   $      --         --
  President, Chief Executive
  Officer and Director
Ralph Manaker(2)...........................        --           --           --         --
  Executive Vice President
  and General Counsel
John C. Alexander(3).......................        --           --           --         --
  Chairman of the Board
  and former Chief
  Executive Officer

---------------

(1) Mr. Davis began his employment with us on December 1, 1999. His current annual base salary is $250,000.
(2) Mr. Manaker is an employee of WorldTravel Partners. In connection with our services arrangement with WorldTravel Partners, Mr. Manaker provided services to us in the fiscal year ended December 31, 1999. We reimbursed WorldTravel Partners for compensation paid to Mr. Manaker in connection with his services provided to us in that year as part of our aggregate $1.0 million payment to WorldTravel Partners in 1999 under our services arrangement. The amount of this payment allocable to Mr. Manaker's services is not separably identifiable.
(3) Mr. Alexander served as our Chief Executive Officer from January 1, 1999 until November 30, 1999. We reimbursed WorldTravel Partners for compensation paid to Mr. Alexander in connection with his services as Chief Executive Officer during 1999 as part of our aggregate $1.0 million payment to WorldTravel Partners in 1999 under our services arrangement. The amount of this payment allocable to Mr. Alexander's services is not separably identifiable.
(4) Mr. Davis was awarded a signing bonus pursuant to his employment contract with us. This bonus was paid to Mr. Davis in January 2000.

OPTION GRANTS DURING FISCAL 1999

     Pursuant to our employment agreement with Norwood H. Davis, III, our President and Chief Executive Officer, we agreed to grant Mr. Davis an option to purchase 350,000 shares of our common stock at an exercise price of $5.00 per share. We intend to grant this option under our 2000 Stock Incentive Plan prior to the offering. When granted, the option will be exercisable in 20% increments on each of the first four anniversaries of the grant, with the final increment becoming exercisable six months after the fourth anniversary of the date of the grant. We did not grant any stock options or stock appreciation rights to any of our Named Executive Officers in fiscal 1999. No Named Executive Officers exercised any options during the fiscal year ended December 31, 1999. We have not granted any stock appreciation rights.

STOCK PLANS

2000 STOCK INCENTIVE PLAN

     Our 2000 Stock Incentive Plan (the "Stock Incentive Plan") was adopted by the Board of Directors in February 2000. We have reserved a total of 1,300,000 shares of common stock for issuance under the Stock Incentive Plan. The Stock Incentive Plan provides for the grant to our employees who are in good standing, our nonemployee directors, our key management employees of affiliated companies, and our consultants and advisors. Our employees are eligible for both incentive stock options qualifying as such under the Internal Revenue Code and nonqualified stock options, and the nonemployees are only eligible for nonqualified stock options.

     The Stock Incentive Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines to whom the options will be granted, the option price of the shares covered by the option, the manner in which options are exercisable and the time or times at which options will be granted. The option price of any incentive stock option will be the fair market value of the common stock on the date the option is granted, as determined by the Compensation Committee. The Compensation Committee may determine the option price of nonqualified options below fair market value. However, the exercise price of any stock option granted to an optionee who owns stock representing more than 10% of the voting power of our outstanding capital stock (a "ten percent owner") must equal at least 110% of the fair market value of the common stock on the date of grant. Payment of the exercise price must be paid in cash or in other consideration determined by the Compensation Committee.

     The Compensation Committee determines the term of options. The term of any stock option granted under the Stock Incentive Plan may not exceed 10 years; provided, however, that the term of an incentive stock option may not exceed five years for ten percent owners. Unless otherwise determined by the Compensation Committee, the expiration date of the option is the earlier of (i) the 10 year anniversary of the date of the grant, (ii) one year after the optionee's death or disability, (iii) immediately upon termination of employment for cause, or (iv) 30 days after any other termination of employment. Options granted under the Stock Incentive Plan may not be transferred by the optionee other than by will or the laws of descent or distribution unless the Compensation Committee approves a transfer to an immediate family member, a family trust, or a family limited partnership.

     Options granted under the Stock Incentive Plan become exercisable in 20% increments over five years, unless otherwise specified by the Compensation Committee in the option agreement. Options are fully exercisable upon the optionee's death or disability. The Compensation Committee may accelerate exercisability at any time. The Stock Incentive Plan provides that an option must be exercised for a minimum of 100 shares, unless the total number of shares under the option is less than 100 shares, in which case the option must be exercised for the remainder. Upon the exercise of an option, the optionee will be required to sign a shareholders agreement.

     Any unexercisable stock options will become fully exercisable upon a change in control of TRX. A change in control includes (i) the acquisition by any person of 50% or more of the common stock, (ii) the sale, lease, transfer, exchange or any disposition of all or substantially all of the company's assets or (iii) a change in the majority of the members of the Board within a twenty-four month period.

     The Board of Directors has the authority to amend or terminate the Stock Incentive Plan as long as such action does not affect any outstanding option. Shareholder approval is required for an amendment to increase the number of shares reserved for the Stock Incentive Plan.

EMPLOYMENT AGREEMENT

     We have entered into an employment agreement with Norwood H. Davis, III, our President and Chief Executive Officer. Our employment agreement with Mr. Davis provides for a three-year term of employment with successive two-year renewal options at an annual base salary of $250,000, with a five percent salary increase on each anniversary date of the agreement. Mr. Davis received a signing bonus of $250,000 and is eligible for a discretionary annual bonus. Additionally, we agreed to grant Mr. Davis options under our 2000 Stock Incentive Plan to purchase 350,000 shares of our common stock at an exercise price of $5.00 per share. We intend to grant this option prior to the offering. Our employment agreement with Mr. Davis provides that contemporaneously with or immediately prior to the offering, we will also issue Mr. Davis stock options to purchase 150,000 shares of our common stock at an exercise price equal to our initial public offering price per share. The employment agreement provides that Mr. Davis is entitled to five weeks of paid vacation per year, medical benefits and an automobile allowance in the amount of $500 per month.

     Mr. Davis' employment agreement provides that upon his death or if we discharge Mr. Davis for good cause, we will continue to pay him his base salary up to the date of his termination. If we terminate his employment without cause during the initial three-year term of employment, Mr. Davis will be entitled to receive the base salary and benefits due to him for the remainder of his three-year term of employment. If we terminate his employment without cause during any two-year renewal option term, we will either give Mr. Davis six months' advance notice of the termination or pay him an amount equal to six months' salary.

     Our employment agreement with Mr. Davis includes non-compete, nonsolicitation and confidentiality provisions that restricts him from competing against us in a certain manner, soliciting our customers or employees, or disclosing any of our confidential information for specified time periods following the termination of his employment.

                           CERTAIN RELATIONSHIPS AND
                              RELATED TRANSACTIONS

ORGANIZATION OF TRX

     Prior to November 1999, BCD Technology, Inc., The Alexander Family, L.P., Danny B. Hood (an executive officer of WorldTravel Partners, L.P.), Ralph Manaker, Steve Reynolds and Velva ("Demme") Wiggins collectively owned all of the membership interests in WorldTravel Technologies, LLC. In November 1999, BCD Technology S.A. contributed all of its interest in BCD Technology, Inc. to us in exchange for 7,559,733 shares of our common stock, or 81.6% of our outstanding common stock at that date (after taking into account the acquisition of International Software Products described below). As summarized in the following table, the members of WorldTravel Technologies, LLC other than BCD Technology, Inc. contributed all of their membership interests in WorldTravel Technologies, LLC to us in exchange for 1,419,859 shares of our common stock, or 15.3% of our outstanding common stock at that date (after taking into account the acquisition of International Software Products described below).

                                                                        TRX
                                             INTEREST IN              SHARES         % OF
                                    WORLDTRAVEL TECHNOLOGIES, LLC   RECEIVED IN   OUTSTANDING
           SHAREHOLDER                        EXCHANGED              EXCHANGE     TRX SHARES
           -----------              -----------------------------   -----------   -----------
The Alexander Family L.P..........              11.70%               1,061,015       11.45%
Danny B. Hood.....................               2.44                  221,045        2.38
Ralph Manaker.....................                .99                   64,327         .69
Steve Reynolds....................                .75                   36,736         .40
Velva ("Demme") Wiggins...........                .75                   36,736         .40

     In connection with this transaction, TRX, BCD Technology S.A. and the members of WorldTravel Technologies, LLC other than BCD Technology, Inc. entered into a shareholders agreement that provides certain limitations on the right of certain of our shareholders to transfer their shares of our common stock. The shareholders' agreement terminates upon the consummation of the offering.

     In November 1999, the shareholders of International Software Products exchanged all of their shares of International Software Products for shares of our common stock and other consideration. In this transaction, Susan R. Hopley exchanged 6,760 shares of International Software Products for 195,892 shares of our common stock, approximately $1.1 million in cash and a promissory note issued by us for $541,000 and Christopher M. Brittin exchanged 2,740 shares of International Software Products for 79,400 shares of our common stock, approximately $400,000 in cash and a promissory note issued by us for $219,000. Other shareholders of International Software Products exchanged an aggregate of 500 shares of International Software Products for 14,669 shares of our common stock and promissory notes issued by us for an aggregate of $40,000. In addition, we satisfied certain debt obligations of International Software Products to Ms. Hopley, Mr. Brittin and certain affiliates of Mr. Brittin.

     We entered into a shareholders' agreement with BCD Technology S.A., Ms. Hopley, Mr. Brittin and the other former International Software Products shareholders that provides certain limitations on the transfer of our common stock. This agreement terminates immediately upon consummation of the offering. Simultaneously, we entered into a put agreement with Ms. Hopley, Mr. Brittin and the other former International Software Products shareholders pursuant to which these individuals may require us to buy their shares of our common stock at a purchase price of $17.25 per share. The put agreement provides that the shareholders must exercise their put rights within 15 days following a notice from us that we intend to file a registration statement with the Securities and Exchange Commission in order to perfect their put rights. We provided such notice, and these shareholders did not exercise their rights within the 15-day period.

     Immediately following the reorganization transaction described above, we paid $1.8 million to Delta Services, N.V., an affiliate of BCD Technology S.A., in satisfaction of indebtedness of BCD Technology, Inc. owed to Delta Services, N.V.

INDEBTEDNESS TO BCD TECHNOLOGY S.A.

     On November 5, 1999, BCD Technology S.A. loaned us $8.0 million pursuant to a convertible promissory note. The note provides for payment of the outstanding principal balance thereof plus interest on the second anniversary of the date of the note. Interest in computed daily at an annualized interest rate equal to the yield of U.S. Treasury Notes (two-year) as published in the Wall Street Journal on the date of issuance of the note. The note is convertible into shares of our common stock. Upon the first to occur of (i) the offering, (ii) the conversion by Hogg Robinson International Benefits Limited of all of the outstanding balance due on our convertible promissory note to it, or (iii) November 5, 2001. The number of shares issuable increases as the interest accrued on the note increases. If the offering were to be consummated on February 18, 2000, we would issue 685,753 shares of common stock to BCD Technology S.A. upon conversion.

INDEBTEDNESS TO HOGG ROBINSON INTERNATIONAL BENEFITS LIMITED

     On November 5, 1999, Hogg Robinson International Benefits Limited, an affiliate of Hogg Robinson plc, loaned us $2.0 million pursuant to a convertible promissory note. The note provides for payment of the outstanding principal balance thereof plus interest on the second anniversary of the date of the note. Interest is computed daily at an annualized interest rate equal to the yield of U.S. Treasury Notes (two-year) as published in the Wall Street Journal on the date of issuance of the note. The note is convertible into shares of our common stock upon the first to occur of (i) the offering, (ii) the conversion by BCD Technology S.A. of all of the outstanding balance due on our convertible promissory note to it, or (iii) November 5, 2001. The number of shares issuable increases as the interest accrued on the note increases. If the offering were to be consummated on February 18, 2000, we would issue 171,438 shares of common stock to Hogg Robinson International Benefits Limited upon conversion.

OUR RELATIONSHIP WITH WORLDTRAVEL PARTNERS

     In January 1997, we entered into a services agreement and a software license agreement with WorldTravel Partners. John C. Alexander, our Chairman of the Board and the beneficial owner of approximately nine percent of our common stock, serves as Chief Executive Officer and a director of WorldTravel Partners. John A. Fentener van Vlissingen, a director and the beneficial owner of a majority of our common stock, serves as Chairman of the Board and is the beneficial owner of a majority of the common stock of WorldTravel Partners. Under the services agreement, WorldTravel Partners provided management services to us, including operations improvement, customer service, marketing, administration and employment matters. We paid WorldTravel Partners a monthly service fee for its services in an amount that was determined annually by mutual agreement. In addition, we reimbursed WorldTravel Partners for all overhead costs allocated to us. Under the software license agreement, we granted to WorldTravel Partners a non-exclusive license to use certain software and provided standard support services for this software. WorldTravel Partners paid us a royalty fee on a per-transaction basis for the use of this software. Both the services agreement and the software license agreement were superseded by the agreements described below.

     In November 1999, we entered into certain service, development and license agreements with WorldTravel Partners. These agreements were negotiated on an arm's-length basis and were approved by Hogg Robinson International Benefits Limited. We intend to negotiate any future agreements with WorldTravel Partners on an arm's-length basis.

     SHARED SERVICES AGREEMENT. We entered into a shared services agreement with WorldTravel Partners under which WorldTravel Partners will provide support services to us, including management, financial, payroll, human resources, legal, travel, insurance, risk management, backoffice and training services, and office space. The management services WorldTravel Partners provides under this agreement include executive management services rendered by Mr. Alexander, Mr. Manaker, certain other individuals and their staffs.

     The shared services agreement provides that we pay WorldTravel Partners a monthly charge based on actual cost plus ten percent of each component of the services used by us during that period. The agreement also provides that we pay all taxes associated with these services. We and WorldTravel Partners have estimated in the agreement that the charge for services under this agreement provided in the first 12 months after its execution will be approximately $1.1 million of which $770,000 will be in respect to executive management services.

     These services will be provided until the later to occur of November 1, 2004 or, if the agreement is extended by written amendment on November 1, 2003, the date the agreement expires following such extension. The agreement may be terminated by either party in the event of breaches that are not cured in accordance with the agreement, bankruptcy, or a change of control of TRX. In addition, to our ability to terminate the entire agreement upon 180 days prior written notice we may also choose to have certain services not provided by WorldTravel Partners.

     MASTER DEVELOPMENT AGREEMENT. We entered into a Master Development Agreement that gives us a right to first refusal to perform custom software development for WorldTravel Partners under individual delivery orders.

     Pursuant to the Master Development Agreement we provided development services to WorldTravel Partners from November 1, 1999 until December 31, 1999 at no cost. Fees for software development services relating to our software service bureau or other businesses after December 31, 1999 are based on the actual cost of development and WorldTravel Partners receives 20 percent of our license revenues to offset development costs. Fees for software development services for non-generic software applications or customized software for WorldTravel Partners customers will be charged at our market rates. For developments related to our MeetingAssist software, WorldTravel Partners will pay one-third of the research and development costs until January 1, 2002, at which time we will either (i) assign title to MeetingAssist to World Travel Partners, in which event WorldTravel Partners must pay us a market rate for further developments, or (ii) retain title to MeetingAssist and provide support and hosting for MeetingAssist to WorldTravel Partners at our cost plus 20%. The agreement provides that the development fees will be renegotiated by the parties prior to the fifth anniversary of the agreement.

     In general, we own all intellectual property associated with the developed software, except for custom software developed for WorldTravel Partners customers, which is assigned to WorldTravel Partners.

     The agreement will terminate upon the later to occur of (i) November 1, 2009 (unless extended by the parties), or (ii) the termination of any one of the End User Software License Agreement, the Service Bureau/Outsourcing Agreement, or the Service Bureau Software Services Agreement we have entered into with WorldTravel Partners. In addition, either party may terminate the agreement at any time in the event of a material breach by the other party which is not cured in accordance with the agreement.

     END USER SOFTWARE LICENSE AGREEMENT. We entered into an End User Software License Agreement under which we granted to WorldTravel Partners a non-exclusive license to use certain software and agreed to provide standard support services for this software. WorldTravel Partners may not use the software in a way that replicates our software or transaction fulfillment service bureau or for use on behalf of other travel agencies or other corporations that are not customers of WorldTravel Partners.

     The license fees for two of our software products are covered under the Service Bureau Software Agreement described below. License fees for our MeetingAssist software are based on a charge per ticketed reservation plus a portion of the research and development costs associated with product development in accordance with the Master Development Agreement. WorldTravel Partners must pay any taxes associated with these services.

     The agreement continues indefinitely unless terminated. Either party may terminate the agreement upon a breach that is not cured in accordance with the agreement. In addition, the agreement terminates automatically upon the termination of the Service Bureau/Outsourcing Agreement, the Service Bureau Software Services Agreement or the Master Development Agreement.

     SERVICE BUREAU SOFTWARE SERVICES AGREEMENT. We entered into a Service Bureau Software Services Agreement under which we process transactions from locations owned or operated by WorldTravel Partners in the U.S. and Canada. We will provide software and provide technical sales support and consulting services. WorldTravel Partners agreed to process all its ticketed reservations through our software service bureau.

     WorldTravel Partners will pay us a fee per ticketed reservation. This fee does not cover MeetingAssist software, which we bill at a fee equal to our costs plus 20%. WorldTravel Partners must pay any taxes associated with these services.

     The agreement terminates upon the later to occur of (i) November 1, 2009 (unless extended), or (ii) the termination of any one of the End User Software License Agreement, Master Development Agreement or the Service
Bureau/Outsourcing Agreement. Either party may terminate the agreement upon a material breach that is not cured in accordance with the agreement.

     The agreement creates a Joint Oversight Committee to review and analyze the performance of the parties and to set priorities for the allocation of our resources necessary to perform under the agreement.

     SERVICE BUREAU/OUTSOURCING AGREEMENT. We entered into Service Bureau/Outsourcing Agreement under which we provide transaction fulfillment and customer support services to WorldTravel Partners related to online transaction processing for their corporate travel service customers.

     The agreement provides a general pricing structure based on transaction volume, with profit per transaction split evenly between WorldTravel Partners and us. With each new client, the parties will agree to a specific fee structure for startup customers of WorldTravel Partners. We are obligated to treat WorldTravel Partners as a most favored customer, which means the fees we charge them for our services cannot exceed the fees we charge any of our other clients with comparable types of service and transaction volume. WorldTravel Partners must pay any taxes associated with these services.

     The agreement will terminate upon the later to occur of (i) November 1, 2009 (unless extended), or (ii) the termination of any one of the End User Software License Agreement, Master Development Agreement or Service Bureau Software Services Agreement. In addition, either party may terminate the agreement upon a material breach by the other party that is not cured in accordance with the agreement.

     The agreement creates a Joint Oversight Committee to review and analyze the performance of the parties and to set priorities for the allocation of our resources necessary to adequately perform under the agreement.

     MASTER CASH ACCOUNT. We participate in a master cash account that is sponsored by WorldTravel Partners. All of our deposits and disbursements flow through this account, and any overdrafts are funded by affiliated participants in the account with positive cash balances. Each participant is allocated interest income or expense based on its weighted average cash balance during the year. We do not anticipate that we will continue to participate in the master cash account following the offering.

OUR RELATIONSHIP WITH HOGG ROBINSON PLC

     JOINT VENTURE. In February 2000, we formed a joint venture with Hogg Robinson plc in the United Kingdom to provide transaction fulfillment, customer support and technology services in certain European and Scandinavian countries. Each of Hogg Robinson and us owns 50% of the joint venture entity, Fortdove Limited. Fortdove will be initially funded by two L1.25 million loans from both Hogg Robinson and us. Both loans will accrue interest annually at a rate of interest based on the bank base rate of Barclays Bank, plc plus one percent. Fortdove must repay the loans by March 31, 2002 or may repay at any time prior to March 31, 2002 upon 30 days' notice.

     We granted Fortdove an exclusive license to use certain of our software products in certain European and Scandinavian countries. We have also agreed to provide Fortdove software development and support services for such licensed software.

     Fortdove has also entered into an agreement with Hogg Robinson under which Hogg Robinson will provide administrative services to Fortdove for a fee. Fortdove has agreed to provide transaction fulfillment, customer support and technology services to Hogg Robinson and its customers. The fee for such services is based on a per transaction fee schedule applicable to each type of service provided by Fortdove to Hogg Robinson.

     SHAREHOLDERS' AGREEMENT. We and BCD Technology S.A. entered into a shareholders' agreement with Hogg Robinson. This agreement, as amended, contains certain restrictions on the transferability of our shares held by BCD Technology S.A. and Hogg Robinson, requirements that they sell their shares upon certain events, registration rights and certain voting arrangements relating to decisions regarding our operation. The foregoing provisions terminate upon the consummation of the offering. In addition, the shareholders' agreement provides that BCD Technology S.A. will vote for a representative of Hogg Robinson on our board of directors under certain circumstances. The agreement also provides that, if the offering implies a valuation of us of $250 million or more and other conditions are satisfied in connection with the offering, we can require Hogg Robinson to sell to us, or in the offering, that number of shares equal to up to 2% of outstanding shares immediately prior to the offering.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information as of February 18, 2000, regarding the number of shares of common stock beneficially owned by each director of TRX who beneficially owns shares, each Named Executive Officer who beneficially owns shares, all persons known to us to beneficially own more than five percent of the outstanding shares of common stock and all directors and executive officers as a group. All shares of common stock shown in the table reflect sole voting and investment power except as otherwise noted.

                                                                                    PERCENTAGE OF
                                                                               SECURITIES BENEFICIALLY
                                                                                        OWNED
                                                              NUMBER OF        ------------------------
                                                         SHARES BENEFICIALLY   PRIOR TO THE   AFTER THE
NAME OF BENEFICIAL OWNER                                      OWNED(1)           OFFERING     OFFERING
------------------------                                 -------------------   ------------   ---------
The Alexander Family L.P.(2)...........................         848,812             9.2
John C. Alexander(3)...................................         848,812             9.2
Ralph Manaker..........................................          51,462               *
BCD Technology S.A.(4).................................       6,727,202            67.6
John A. Fentener van Vlissingen(5).....................       6,727,202            67.6
Hogg Robinson International Benefits Limited(6)........       2,025,313            21.5
Directors and Executive Officers as a Group (12
  persons).............................................       7,627,476            76.6

---------------

  * Less than one percent.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock subject to options or other rights to purchase which are currently exercisable or are exercisable
    within 60 days after           , 2000 are deemed outstanding for purposes of
    computing the percentage ownership of the persons holding such options or other rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2) The address for The Alexander Family L.P. is: 1055 Lenox Park Boulevard, Suite 420, Atlanta, Georgia 30319.
(3) The address for Mr. Alexander is: 1055 Lenox Park Boulevard, Suite 420, Atlanta, Georgia 30319. Includes 848,812 shares held by The Alexander Family L.P., for which Mr. Alexander serves as general partner.
(4) The address for BCD Technology S.A. is: L-2163 Luxembourg, 27, avenue Monterey. Includes 685,753 shares issuable to BCD Technology S.A. upon conversion of a convertible promissory note from TRX to BCD Technology S.A., assuming the offering was consummated on February 18, 2000.
(5) The address for Mr. van Vlissingen is: Utrectseweg 67, 3704 HB Zeist, The Netherlands. Includes 6,727,202 shares held by BCD Technology S.A. of which Mr. van Vlissingen has beneficial ownership.
(6) The address for Hogg Robinson International Benefits Limited is: Abbey House, 282 Farnborough Road, Farnborough-Hampshire, London, England GU147NJ. Includes 171,438 shares issuable to Hogg Robinson International Benefits Limited upon conversion of a convertible promissory note from TRX to Hogg Robinson International Benefits Limited, assuming the offering was consummated on February 18, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share. TRX has not authorized any preferred stock for issuance.

     Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the holders of our common stock. There are no cumulative voting rights and [no preemptive] or conversion rights. There are no redemption or sinking fund provisions available to the common stock. Holders of our common stock are entitled to receive dividends share for share on a pro rata basis when, as and if declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of TRX, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities of TRX.

     Upon completion of the offering there will be                shares of
common stock outstanding assuming no exercise of the underwriters' overallotment option. As of February 18, 2000, there were 9,269,373 shares of common stock outstanding.

ANTI-TAKEOVER PROVISIONS OF OUR ARTICLES OF INCORPORATION, BYLAWS AND GEORGIA
LAW

CLASSIFIED BOARD AND REMOVAL OF DIRECTORS

     Our Articles of Incorporation provide for our Board of Directors to be elected, initially, to staggered one, two and three year terms and, thereafter, for three year terms. In addition, members of our Board of Directors may only be removed for cause, which requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our common stock. The classification of directors, together with the limitation on the removal of directors, has the effect of making it more difficult for shareholders to change the composition of our Board of Directors.

SHAREHOLDER ACTION; SPECIAL MEETING OF SHAREHOLDERS

     Our shareholders may not take action, outside of a duly called annual or special meeting, by less than unanimous written consent. Our Bylaws further provide that special meetings of our shareholders may be called only upon the request of the holders of not less than 35% of the shares then outstanding and entitled to vote.

ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     Our Bylaws provide that any shareholder proposals or director nominations must be provided to us in writing at least 60 days before the date of an annual meeting of shareholders or, in the case of a special meeting of shareholders, at least 60 days prior to such special meeting or the tenth day following the day on which public announcement is made of the date of the special meeting. Our Bylaws also specify requirements as to form and content of a shareholder's notice. Such provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

ANTI-TAKEOVER PROVISIONS AND GEORGIA LAW

     The Georgia Business Corporation Code generally restricts a corporation from entering into certain business combinations with an interested shareholder, which is defined as any person or entity that is the beneficial owner of at least 10% of a company's voting stock, or its affiliates, for a period of five years after the date on which the shareholder became an interested shareholder, unless:

     - the transaction is approved by the board of directors of the corporation prior to the date the person became an interested shareholder;

     - the interested shareholder acquires 90% of the corporation's voting stock in the same transaction in which it exceeds 10%; or

     - subsequent to becoming an interested shareholder, the shareholder acquires 90% of the corporation's voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the transaction.

     The fair price provisions of the Georgia Business Corporation Code further restrict business combination transactions with 10% shareholders. These provisions require that the consideration paid for stock acquired in the business combination must meet specified tests that are designed to ensure that shareholders receive at least fair market value for their shares in the business combination.

     The interested shareholder and fair price provisions of the Georgia Business Corporation Code do not apply to a corporation unless the Bylaws of the corporation specifically provide that these provisions are applicable to the corporation. We have elected to be covered by these provisions in our Bylaws, provided, however, that, notwithstanding anything to the contrary in the provisions, the provisions shall not apply to any business combination with (i) any shareholder who was an interested shareholder as of the date we adopted our Bylaws or (ii) any person or entity that is at the time of such business combination wholly owned by such interested shareholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is                .

LISTING

     We will make application to the Nasdaq National Market to list our common stock thereon under the trading symbol "TRXI."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the offering, there has been no public market for our common stock and we cannot predict the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of the common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales could occur could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

     Upon completion of the offering, we will have a total of
shares of common stock outstanding, assuming no exercise of the underwriters'
overallotment option. Of these shares, the                shares of common stock
offered hereby will be freely tradable, without restriction or registration under the Securities Act by persons other than "affiliates" of TRX, as that term is defined in the Securities Act, who would be required to sell such shares under Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% shareholders.

     The remaining                shares of common stock outstanding will be
"restricted securities" as that term is defined by Rule 144 under the Securities Act. The restricted securities were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act. These restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of our common stock.

     Our directors, officers and all shareholders have entered into lock-up agreements in connection with the offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. as representative of the underwriters.

     Taking into account these lock-up agreements, and assuming Goldman, Sachs & Co. does not release shareholders from their agreements, the following shares will be eligible for sale in the public market at the following times:

     - beginning on the effective date of this prospectus, only the shares of common stock sold in the offering will be immediately available for sale in the public market.

     -     beginning 180 days after the date of this prospectus, approximately additional shares of common stock underlying exercisable options of TRX employees will be eligible for sale under Rule 701 or as a result of the Form S-8 registration statement described below.

     - beginning one year after the date of this prospectus, essentially all shares of our common stock will be available for sale, provided there is compliance with the vesting requirements in the case of shares underlying exercisable options of TRX employees. Holders of shares of common stock that are restricted securities may sell shares under Rule 144, and affiliates of TRX under Rule 144 will continue to be subject to the volume limitations described below.

     In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of TRX, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     -     one percent of the number of shares of common stock then outstanding
           (approximately                shares upon completion of the
           offering); or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about TRX. In addition, a person who is not deemed to have been an affiliate of TRX at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not restricted securities must nonetheless comply with the same volume limitations applicable to the sale of restricted securities described above in this paragraph.

     Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract to resell these shares in reliance upon Rule 144 but without compliance with specific restrictions. Commencing 90 days after the date of the offering, Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and permits non-affiliates to sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

     In addition, we intend to file, immediately after the effectiveness of the offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under our 2000 Stock Incentive Plan. Shares registered under this registration statement would be available for sale in the open market in the future, provided there is compliance with Rule 144 restrictions in the case of affiliates and the contractual restrictions described above.

                                  UNDERWRITING

     TRX and the underwriters named below (the "Underwriters") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., ABN AMRO Incorporated and The Robinson-Humphrey Company, LLC are the representatives of the Underwriters.

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
ABN AMRO Incorporated.......................................
The Robinson-Humphrey Company, LLC..........................
                                                                 ---------
          Total.............................................
                                                                 =========

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional shares from TRX to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by TRX. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to
purchase           additional shares.

                        PAID BY TRX                          NO EXERCISE   FULL EXERCISE
                        -----------                          -----------   -------------
Per Share..................................................    $              $
Total......................................................    $              $

     Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $          per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to
certain other brokers or dealers at a discount of up to $          per share
from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     TRX, its directors, officers, employees and all other major shareholders have agreed with the Underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this Prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

     Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among TRX and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be TRX's historical performance, estimates of the business potential and earnings prospects of TRX, an assessment of TRX's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Application will be made to include the common stock for trading on the Nasdaq National Market under the symbol "TRXI".

     In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     At the request of TRX, the Underwriters are reserving up to shares of common stock for sale at the initial public offering price to directors, officers, employees and strategic partners through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

     TRX estimates that the total expenses of the Offering, excluding
underwriting discounts and commissions, will be approximately $          .

     TRX has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for TRX by Long Aldridge & Norman LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The financial statements of TRX as of December 31, 1997, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 and the financial statements of International Software Products as of and for the periods ended December 31, 1998 and September 30, 1999 appearing in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in the offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to TRX and the common stock offered in the offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements contained in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved. Copies of the registration statement may be obtained from the Commission's principal office at 450 Fifth

Street, N.W., Washington, D.C. 20549, and the following regional offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of such materials from the public reference section of the Securities and Exchange Commission at its Washington, D.C. office upon payment of the prescribed fees. You may obtain information on the operation of the public reference section by calling the Commission at 1-800-SEC-0330. You may also inspect reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission without charge at the offices of the Commission or through the Securities and Exchange Commission's website at http:\\www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGES
                                                              -----
TRX, INC. AND SUBSIDIARIES
  Historical:
     Report of Independent Public Accountants...............   F-2
     Consolidated Balance Sheets as of December 31, 1998 and
      1999..................................................   F-3
     Consolidated Statements of Loss for the Years Ended
      December 31, 1997, 1998 and 1999......................   F-4
     Consolidated Statements of Shareholders' Equity for the
      Years Ended December 31, 1997, 1998 and 1999..........   F-5
     Consolidated Statements of Cash Flows for the Years
      Ended December 31, 1997, 1998 and 1999................   F-6
     Notes to Consolidated Financial Statements.............   F-7
  Pro Forma (Unaudited):
     Introduction to the Pro Forma Combined Financial
      Statements............................................  F-18
     Pro Forma Combined Balance Sheet as of December 31,
      1999..................................................  F-19
     Pro Forma Combined Statement of Loss for the Year Ended
      December 31, 1999.....................................  F-20
     Notes to Pro Forma Combined Financial Statements.......  F-21
ARTHUR H. LTD. D/B/A INTERNATIONAL SOFTWARE PRODUCTS
  Report of Independent Public Accountants..................  F-22
  Balance Sheets as of December 31, 1998 and September 30,
     1999...................................................  F-23
  Statements of (Loss) Income for the Year Ended December
     31, 1998 and the Nine Month Period Ended September 30,
     1999...................................................  F-24
  Statements of Changes in Shareholders' Deficit for the
     Year Ended December 31, 1998 and the Nine Month Period
     Ended September 30, 1999...............................  F-25
  Statements of Cash Flows for the Year Ended December 31,
     1998 and the Nine Month Period Ended September 30,
     1999...................................................  F-26
  Notes to Financial Statements.............................  F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To TRX, Inc.:

     We have audited the accompanying consolidated balance sheets of TRX, INC. (a Georgia corporation and formerly WT Technologies, Inc.) (Note 1) AND SUBSIDIARIES as of December 31, 1998 and 1999 and the related consolidated statements of loss, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TRX, Inc. and Subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Atlanta, Georgia
January 28, 2000

                           TRX, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                                                 1998          1999
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................  $         0   $         0
  Accounts receivable, net of allowance for doubtful
     accounts of $336,588 and $466,914 in 1998 and 1999,
     respectively...........................................    2,132,443     7,133,696
  Other current assets......................................      117,716       388,060
                                                              -----------   -----------
          Total current assets..............................    2,250,159     7,521,756
Property and Equipment, net.................................    2,886,032     6,701,085
Software Development Costs, net.............................      199,949       535,857
Goodwill, net...............................................            0     7,314,042
Noncompete Agreement, net...................................            0        96,667
                                                              -----------   -----------
          Total assets......................................  $ 5,336,140   $22,169,407
                                                              ===========   ===========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued liabilities..................  $ 1,507,120   $ 3,036,670
  Accrued interest..........................................      301,862             0
  Customer deposits.........................................      175,151     3,987,492
  Deferred revenues.........................................      579,256     1,678,720
  Due to affiliates, net....................................    3,028,193     1,315,149
  Current portion of other long-term debt...................    1,357,569             0
                                                              -----------   -----------
          Total current liabilities.........................    6,949,151    10,018,031
  Convertible long-term debt................................            0    10,000,000
  Other long-term debt......................................            0       800,000
  Long-term accrued interest................................            0       106,934
                                                              -----------   -----------
          Total liabilities.................................    6,949,151    20,924,965
                                                              -----------   -----------
Commitments and Contingencies (Note 5)
Shareholders' Equity:
  Members' interest (deficit)...............................   (1,613,011)            0
  Common stock, $0.01 par value; 100,000,000 shares
     authorized; 9,269,373 shares issued and outstanding in
     1999...................................................            0        92,694
  Additional paid-in capital................................            0     1,861,687
  Accumulated deficit.......................................            0      (709,939)
                                                              -----------   -----------
          Total shareholders' equity........................   (1,613,011)    1,244,442
                                                              -----------   -----------
          Total liabilities and shareholders' equity........  $ 5,336,140   $22,169,407
                                                              ===========   ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                           TRX, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF LOSS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                          1997          1998          1999
                                                       -----------   -----------   -----------
Revenues.............................................  $ 8,297,613   $14,280,506   $26,572,735
                                                       -----------   -----------   -----------
Expenses:
  Operating..........................................    3,282,723     7,270,176    15,178,882
  Selling, general and administrative................    3,899,716     4,316,416     8,407,451
  Technology development.............................    1,218,255     2,327,781     2,882,761
  Depreciation and amortization......................      898,224       951,138     1,477,671
                                                       -----------   -----------   -----------
          Total expenses.............................    9,298,918    14,865,511    27,946,765
                                                       -----------   -----------   -----------
Operating loss.......................................   (1,001,305)     (585,005)   (1,374,030)
Interest expense, net................................      246,881       527,265       268,517
                                                       -----------   -----------   -----------
Net loss.............................................  $(1,248,186)  $(1,112,270)  $(1,642,547)
                                                       ===========   ===========   ===========
Pro forma loss per common share, basic and diluted...                              $     (0.18)
                                                                                   ===========
Pro forma weighted average shares outstanding, basic
  and diluted........................................                                9,025,000
                                                                                   ===========

 The accompanying notes are an integral part of these consolidated statements.

                           TRX, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                MEMBERS'         COMMON STOCK       ADDITIONAL
                                INTEREST     --------------------     PAID-IN     ACCUMULATED
                                (DEFICIT)      SHARES     AMOUNT      CAPITAL       DEFICIT        TOTAL
                               -----------   ----------   -------   -----------   -----------   -----------
Balance, December 31, 1996...  $   547,445            0   $     0   $         0    $       0    $   547,445
  Net loss...................   (1,248,186)           0         0             0            0     (1,248,186)
                               -----------   ----------   -------   -----------    ---------    -----------
Balance, December 31, 1997...     (700,741)           0         0             0            0       (700,741)
  Contribution by Member.....       10,000            0         0             0            0         10,000
  Compensation expense
    resulting from profit
    participation units......      190,000            0         0             0            0        190,000
  Net loss...................   (1,112,270)           0         0             0            0     (1,112,270)
                               -----------   ----------   -------   -----------    ---------    -----------
Balance, December 31, 1998...   (1,613,011)           0         0             0            0     (1,613,011)
  Contributions by Members...       15,000            0         0             0            0         15,000
  Net loss prior to
    reorganization...........     (932,608)           0         0             0            0       (932,608)
  Compensation expense
    resulting from profit
    participation units......    1,485,000            0         0             0            0      1,485,000
  Capital distributions prior
    to reorganization........   (2,000,000)           0         0             0            0     (2,000,000)
  Initial capitalization
    resulting from the
    reorganization (Note
    1).......................    3,045,619    8,979,592    89,796    (3,135,415)           0              0
  Issuance of common stock
    for acquisition of ISP...            0      289,781     2,898     4,997,102            0      5,000,000
  Net loss subsequent to
    reorganization...........            0            0         0             0     (709,939)      (709,939)
                               -----------   ----------   -------   -----------    ---------    -----------
Balance, December 31, 1999...  $         0    9,269,373   $92,694   $ 1,861,687    $(709,939)   $ 1,244,442
                               ===========   ==========   =======   ===========    =========    ===========

 The accompanying notes are an integral part of these consolidated statements.

                           TRX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                           1997          1998          1999
                                                        -----------   -----------   -----------
Cash Flows from Operating Activities:
  Net loss............................................  $(1,248,186)  $(1,112,270)  $(1,642,547)
                                                        -----------   -----------   -----------
  Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
     Depreciation and amortization....................      898,224       951,138     1,477,671
     Compensation expense resulting from profit
       participation units............................            0       190,000     1,485,000
     Changes in assets and liabilities:
       Accounts receivable, net.......................   (1,385,220)     (365,047)   (4,761,237)
       Other current assets...........................      (26,457)      (61,025)     (264,059)
       Accounts payable and accrued liabilities.......      125,754       713,277     1,045,202
       Accrued interest...............................      157,893       143,969      (301,862)
       Deferred revenue...............................       87,141       (18,848)    1,038,221
       Customer deposits..............................            0       175,151     3,812,341
       Long-term accrued interest.....................            0             0       106,934
                                                        -----------   -----------   -----------
          Total adjustments...........................     (142,665)    1,728,615     3,638,211
                                                        -----------   -----------   -----------
          Net cash (used in) provided by operating
            activities................................   (1,390,851)      616,345     1,995,664
                                                        -----------   -----------   -----------
Cash Flows from Investing Activities:
  Purchase of ISP, net of cash acquired...............            0             0    (1,524,965)
  Purchases of property and equipment.................   (1,675,439)   (1,554,585)   (4,761,567)
  Capitalized software development costs..............            0      (121,000)     (306,260)
                                                        -----------   -----------   -----------
          Net cash used in investing activities.......   (1,675,439)   (1,675,585)   (6,592,792)
                                                        -----------   -----------   -----------
Cash Flows from Financing Activities:
  Net proceeds from (payments to) affiliates..........    1,225,925     1,049,240    (1,882,404)
  Proceeds from issuance of convertible long-term
     debt.............................................            0             0    10,000,000
  Capital distributions...............................            0             0    (2,000,000)
  Repayments of debt..................................            0             0    (1,535,468)
  Contributions by Members............................            0        10,000        15,000
                                                        -----------   -----------   -----------
          Net cash provided by financing activities...    1,225,925     1,059,240     4,597,128
                                                        -----------   -----------   -----------
Net change in cash....................................   (1,840,365)            0             0
Cash at beginning of year.............................    1,840,365             0             0
                                                        -----------   -----------   -----------
Cash at end of year...................................  $         0   $         0   $         0
                                                        ===========   ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                           TRX, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1998 AND 1999

1. ORGANIZATION, BACKGROUND AND NATURE OF OPERATIONS

     The accompanying financial statements are of TRX, Inc. (formerly WT Technologies, Inc.), a Georgia corporation (which was incorporated on October 18, 1999), and its related predecessor entities, which were under common control. TRX, Inc. and its subsidiaries are collectively referred to herein as the "Company" or "TRX." Prior to November 4, 1999, the Company operated as a limited liability corporation named WorldTravel Technologies, L.L.C. As part of a reorganization on November 4, 1999, the members of WorldTravel Technologies, L.L.C. ("Members") exchanged their ownership interests in WorldTravel Technologies, L.L.C. for shares of common stock of TRX, with WorldTravel Technologies, L.L.C. becoming a wholly owned subsidiary of TRX. In connection with the reorganization of the Company, the net assets of BCD Technology, Inc., an affiliated entity, were transferred into TRX at historical cost. All of these entities are controlled by the same common shareholder. The accompanying financial statements reflect the operations of all of these entities for all periods presented.

     The Company provides transaction processing services including transaction fulfillment, customer support, technology services, and data management services primarily to companies involved in the online travel industry. Transaction fulfillment services and customer support services center on the management of the physical ticketing, including quality control, packaging, invoicing and accounting, delivery, tracking, reporting and follow up. Technology services include booking online travel reservations, point-of-sale support, travel management and automated quality control. Data management services include data consolidation, transformation, reporting and analysis. The Company also provides licensing and maintenance of software which centers on specialized travel automation software.

2. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company's revenues are derived primarily from transaction processing fees. The Company also derives revenues from licensing software and related post-contract software support arrangements. Transaction processing fees generated from transaction fulfillment, customer support, technology services, and data management services are recognized in the month in which the services are provided. Software license revenues are recognized in accordance with Statement of Position 97-2, "Software Revenue Recognition." Software license fees are recognized when persuasive evidence of an arrangement exists, the later of delivery or acceptance has occurred, the fee is fixed or determinable, and collectibility is probable. Post-contract software support arrangements include maintenance, telephone support, and unspecified software enhancements. Revenues from support and maintenance are recognized ratably over the term of the post-contract software support arrangement, which is typically 12 months.

                           TRX, INC. AND SUBSIDIARIES

DEFERRED REVENUES

     Deferred revenue at December 31, 1998 and 1999 was as follows:

                                                                1998        1999
                                                              --------   ----------
Deferred license fees.......................................  $184,008   $1,088,193
Deferred maintenance fees...................................   395,248      590,527
                                                              --------   ----------
          Total deferred revenue............................  $579,256   $1,678,720
                                                              ========   ==========

     During 1999, the Company entered into a license agreement with a customer for a software product. The client has accepted delivery and installed the current version of the product. The client has an option to purchase specified upgrades and enhancements in the future at a substantial discount from current price if developed by the Company. During 1999, the Company recognized revenue of $1,100,000. At December 31, 1999, deferred revenues included $900,000 related to this contract which will be recognized as revenue when the upgraded technology is delivered or when the client's option expires, whichever comes first.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is recorded over the estimated useful lives of the assets using the straight-line method. The useful lives of computers and office equipment and furniture range from five to seven years. Amortization of leasehold improvements is recorded over the shorter of the lives of the leases or estimated useful lives using the straight-line method.

     The Company has incurred expenditures for software used to facilitate internal data consolidation processes and transaction fulfillment services. The Company has adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires computer software costs, including internal payroll costs, incurred in connection with the development or acquisition of software for internal use to be charged to technology development expense as incurred until the project enters the application development phase. Costs incurred in the application development phase are capitalized by the Company and depreciated over the useful life of five years.

     The following summarizes the components of property and equipment at December 31, 1998 and 1999:

                                                               1998         1999
                                                            ----------   ----------
Computers and office equipment............................  $3,493,680   $6,090,395
Leasehold improvements....................................     310,771    1,747,517
Furniture.................................................     766,032    1,520,110
Internal-use software costs...............................      95,000      324,556
                                                            ----------   ----------
                                                             4,665,483    9,682,578
Accumulated depreciation and amortization.................   1,779,451    2,981,493
                                                            ----------   ----------
                                                            $2,886,032   $6,701,085
                                                            ==========   ==========

     Depreciation and amortization expense was $485,114, $575,110, and $1,202,042 for the years ended December 31, 1997, 1998, and 1999, respectively.

SOFTWARE DEVELOPMENT COSTS

     Computer software product development costs for the Company's software products to be marketed are charged to technology development expense until technological feasibility is

                           TRX, INC. AND SUBSIDIARIES
established, after which remaining software production costs are capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company has defined technological feasibility as the point in time at which the Company has a working model of the related product. After the product is completed (i.e., at the point when the product is ready for general release to customers), any further development costs are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over a period of five years, the estimated useful life of the software products.

     Accumulated amortization was $59,822 and $153,727 at December 31, 1998 and 1999, respectively. Amortization expense was $392,863, $368,542 and $93,905 for the years ended December 31, 1997, 1998 and 1999, respectively.

INCOME TAXES

     In conjunction with the November 4, 1999 reorganization (Note 1), the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Prior to the reorganization, the Company elected to be treated as a limited liability corporation and was not separately taxable under the provisions of the Internal Revenue Code or applicable state laws and, accordingly, the Company did not provide for federal or state income taxes. Members reported their respective share of profits and losses of the Company, and federal and state income taxes were computed on the Members' total income from all sources.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The book values of cash, trade receivables, trade accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different than the stated value at December 31, 1999.

STATEMENTS OF CASH FLOWS

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash and cash equivalents.

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

     The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of property and equipment or goodwill and other intangibles may warrant revision or may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows associated with the asset over the remaining life of the asset in measuring whether the long-lived asset is recoverable. In management's opinion, the long-lived assets, including property and equipment and intangible assets, are appropriately valued at December 31, 1998 and 1999.

                           TRX, INC. AND SUBSIDIARIES

CONCENTRATION OF CREDIT RISK

     A significant portion of the Company's revenues is derived from a limited number of clients. The relationships with the following major clients may be terminated by the client if the Company fails to meet certain performance criteria or upon relatively short notice. During the years ended December 31, 1997, 1998, and 1999, the following clients individually accounted for more than 10% of the Company's revenue:

                                                          1997       1998       1999
                                                        --------   --------   --------
Client A..............................................      36.8%      43.9%      49.3%
Client B..............................................         *       12.7       16.0
Client C (WorldTravel Partners ("WTP"), an affiliated
  entity).............................................      13.0       13.3       15.5
Client D..............................................      12.7          *          *

---------------

* Accounted for less than 10% of total revenues for the period indicated.

At December 31, 1999, 81.0% of the Company's accounts receivable related to clients A, B, and C.

PRO FORMA LOSS PER COMMON SHARE

     Basic and diluted pro forma loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period consistent with the guidelines of Statement of Accounting Standards No. 128, "Earnings Per Share." The effect of the convertible promissory notes (Note
6) has been excluded from the calculation of diluted pro forma loss per common share as they are antidilutive.

RECLASSIFICATIONS

     Certain reclassifications have been made to prior year financial statements to conform to current year presentations.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement, as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. The Company has evaluated the impact of adopting SFAS No. 133 and, based on its current business activities, believes that it will not have a material effect on its financial statements.

3. ACQUISITION

     Effective November 4, 1999, TRX acquired all of the outstanding shares of Arthur H. Ltd. d/b/a International Software Products ("International Software Products"). The purchase price of International Software Products included 289,781 shares of TRX common stock (of which 30% are held in escrow as a guarantee of the sellers' representations and warranties), promissory notes payable totaling $800,000, and approximately $1,571,000 in cash. The aggregate purchase price of International Software Products was based on the guaranteed TRX common stock value of $17.25 per share and totaled approximately $7,371,000. The acquisition of International Software Products

                           TRX, INC. AND SUBSIDIARIES
was accounted for as a purchase. The excess of the purchase price over the net tangible assets acquired was allocated to the following intangible assets with the following amortization lives:

                                                                         AMORTIZATION
                                                              AMOUNT        PERIOD
                                                            ----------   ------------
Noncompete agreement......................................     100,000     5 years
Goodwill..................................................   7,492,433     7 years

     Accumulated amortization at December 31, 1999 related to the noncompete agreement and goodwill was $3,333 and $178,391, respectively.

The following unaudited pro forma information has been prepared as if the purchase of International Software Products had been consummated on January 1, 1998 and is not necessarily indicative of the results of operations which would have actually been attained had the purchase been consummated on January 1, 1998 or which may be attained in future periods:

                                                             1998          1999
                                                          -----------   -----------
Pro forma revenue.......................................  $15,125,601   $27,742,046
                                                          ===========   ===========
Pro forma net loss......................................  $(2,798,459)  $(2,691,781)
                                                          ===========   ===========
Pro forma loss per share................................  $     (0.30)  $     (0.29)
                                                          ===========   ===========
Pro forma weighted average shares outstanding...........    9,269,373     9,269,373
                                                          ===========   ===========

     Pro forma adjustments were recorded to include the following through the date of the acquisition: (i) increased interest expense to reflect interest expense on the promissory notes payable and long-term debt issued to finance the cash portion of the purchase, (ii) increased amortization expense as a result of the intangible assets generated in the purchase and (iii) an increase in the weighted average shares outstanding to reflect the issuance of shares of TRX common stock.

     The former owners of International Software Products have put rights with respect to their shares of TRX common stock until January 1, 2002. Pursuant to these rights, each former International Software Products shareholder has the right to require TRX to purchase all of the TRX common stock owned by the shareholder at a purchase price of $17.25 per share. The put rights must be exercised by the former owners of International Software Products within 15 days following receipt of the notice that the Company intends to file a registration statement with the Securities and Exchange Commission. On January 5, 2000, the former owners of International Software Products were given notice of the Company's intent to file a registration statement with the Securities and Exchange Commission. As of January 20, 2000, the expiration of the above-stated 15 day period, the former owners of International Software Products had not exercised their put rights.

4.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of the following at December 31, 1998 and 1999:

                                                               1998         1999
                                                            ----------   ----------
Accounts payable..........................................  $  475,426   $1,213,285
Accrued compensation, benefits, and commissions...........     869,069    1,447,496
Other.....................................................     162,625      375,889
                                                            ----------   ----------
          Total...........................................  $1,507,120   $3,036,670
                                                            ==========   ==========

                           TRX, INC. AND SUBSIDIARIES

5.  COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

     The Company leases certain office space and equipment under noncancelable operating lease agreements which expire at various times through fiscal 2004. Future minimum annual lease payments under the related noncancelable operating leases at December 31, 1999 are as follows:

2000........................................................  $1,270,024
2001........................................................   1,269,442
2002........................................................   1,023,436
2003........................................................     131,912
2004........................................................     134,510
                                                              ----------
          Total.............................................  $3,829,324
                                                              ==========

     Rental expense under noncancelable operating lease agreements for the years ended December 31, 1997, 1998 and 1999 totaled $333,739, $560,265, and $957,820, respectively.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with certain key executives. Under each agreement, in the event employment is terminated (other than voluntarily by the employee or by the Company for cause), the Company is committed to pay certain benefits, including the payment of each employee's base salary through the expiration of each agreement.

6.  CONVERTIBLE LONG-TERM DEBT

     Convertible long-term debt consists of the following at December 31, 1999:

                                                              1998         1999
                                                           ----------   -----------
Convertible promissory note to BCD Technology S.A., a
shareholder of the Company, interest at 5.72%, principal
and interest due November 5, 2001........................  $        0   $ 8,000,000
Convertible promissory note to Hogg Robinson
International Benefits Limited ("Hogg"), a shareholder of
the Company, interest at 5.72%, principal and interest
due November 5, 2001.....................................           0     2,000,000
                                                           ----------   -----------
          Total convertible long-term debt...............  $        0   $10,000,000
                                                           ==========   ===========

          Both BCD Technology S.A. and Hogg have the right to convert the outstanding principal and accrued interest of the convertible promissory notes on the due date into shares of common stock of TRX. However, the outstanding balance, principal and interest will automatically convert into common stock immediately prior to an underwritten initial public offering or immediately upon the conversion of the other note. The number of shares issuable increases as the interest accrued on the notes increases. If the offering had been consummated on December 31, 1999, we would have issued an aggregate of 850,704 shares of common stock upon conversion of the notes.

                           TRX, INC. AND SUBSIDIARIES

7. OTHER LONG-TERM DEBT

          Other long-term debt consists of the following at December 31, 1998 and 1999:

                                                                 1998        1999
                                                              ----------   --------
Promissory note to Delta Services, B.V., an affiliate of a
  shareholder of the Company, interest at 9.5%..............  $1,357,569   $      0
Four separate promissory notes to the former owners of
  International Software Products, shareholders of the
  Company, interest at prime, principal and interest due
  November 4, 2002..........................................           0    800,000
                                                              ----------   --------
          Total.............................................   1,357,569    800,000
Less current portion........................................   1,357,569          0
                                                              ----------   --------
          Total other long-term debt, less current
            portion.........................................  $        0   $800,000
                                                              ==========   ========

8. INCOME TAXES

          Effective November 4, 1999, the Company reorganized into a corporation which was to be taxable under Subchapter C of the Internal Revenue Code. In connection with this reorganization, the Company recorded net deferred tax assets of $666,374. Simultaneously, with the recording of these net deferred tax assets, the Company recorded a valuation allowance of $666,374.

          The components of deferred taxes at December 31, 1999 are as follows:

Deferred tax assets:
  Net operating loss carryforwards..........................   $ 754,418
  Allowance for doubtful accounts...........................     177,427
  Intangibles...............................................     342,000
  Other.....................................................      56,299
                                                               ---------
          Total deferred tax assets.........................   1,330,144
                                                               ---------
Deferred tax liabilities:
  Depreciation..............................................     268,757
  Capitalized software......................................     203,626
                                                               ---------
          Total deferred tax liabilities....................     472,383
                                                               ---------
Net deferred tax assets.....................................     857,761
  Valuation allowance.......................................    (857,761)
                                                               ---------
          Net deferred taxes................................   $       0
                                                               =========

          Pro forma or actual benefits for income taxes are not presented in the accompanying consolidated statements of loss as the pro forma or actual net deferred tax assets have been fully reserved at each year end. The valuation allowance was recorded due to the uncertainty surrounding the future utilization of the net deferred tax assets. A reconciliation of income taxes

                           TRX, INC. AND SUBSIDIARIES
     at the federal statutory rate to the tax provision recorded by the Company for the period from November 4, 1999 to December 31, 1999 is as follows:

Income tax benefit computed at the federal statutory rate...    $248,479
State income taxes, net of federal tax benefit..............      12,360
Nondeductible goodwill amortization.........................     (62,436)
Other.......................................................      (7,016)
Change in deferred tax asset valuation allowance............    (191,387)
                                                                --------
                                                                $      0
                                                                ========

9. SHAREHOLDERS' EQUITY

COMMON STOCK

     The authorized capital of the Company consists of 100,000,000 shares of common stock with a par value of $.01 per share. On November 4, 1999, as part of a reorganization, the Company issued 8,979,592 shares of common stock to the former members of WorldTravel Technologies, L.L.C. (Note 1). In addition, 289,781 shares of common stock were issued in connection with the purchase of International Software Products (Note 3). All shares outstanding are subject to shareholders agreements that contain restrictions on the transfer of the shares. These agreements terminate immediately upon the consummation of an initial public offering.

PROFIT PARTICIPATION UNITS

     During 1998 and 1999, the Company sold profit participation units to certain key executives. These units entitled the holders to a percentage of the appreciation of the fair market value of the Company from the agreed upon fair market value at the date on which the profit participation units were issued (the "Participation Base"). Due to increases in the fair market value of the Company during 1998 and 1999, compensation expense of $190,000 and $1,485,000, respectively, was recorded in the accompanying consolidated statements of loss. On November 4, 1999, these units were converted into common shares based on each holder's percentage of ownership multiplied by the appreciation of the fair market value of the Company over the Participation Base.

10. RELATED-PARTY TRANSACTIONS

     TRX participates in a master cash account that is sponsored by WorldTravel Partners ("WTP"), an affiliated entity. All deposits and disbursements of TRX flow through this account, and any overdrafts are funded by affiliated participants with positive cash balances. Each participant is allocated interest income or expense based on its weighted average cash balance during the year. During 1997, 1998 and 1999, TRX was allocated net interest expense of $88,988, $383,296 and $30,212, respectively. At December 31, 1998 and 1999, TRX's balances in the account are $(1,537,892) and $(336,715), respectively, and are included in due to affiliates in the accompanying consolidated balance sheets.

     During 1997, 1998 and 1999, the Company recognized revenues from WTP totaling $1,079,986, $1,894,160, and $4,110,971, respectively. These amounts primarily relate to transaction fees and are included in revenue in the accompanying consolidated statements of loss.

     Historically, TRX has paid a monthly overhead fee to WTP equal to estimated costs incurred by WTP on behalf of TRX for various services plus a profit margin. Overhead fees of $975,000, $975,000, and $1,000,000, respectively, were paid in 1997, 1998 and 1999 to WTP and are included

                           TRX, INC. AND SUBSIDIARIES
in selling, general, and administrative expenses in the accompanying consolidated statements of loss.

          Effective November 1, 1999, TRX entered into various contracts with WTP replacing the existing fee and overhead arrangements. TRX has contracted to provide WTP with professional services related to software development, as requested by WTP and agreed to by TRX, under a Master Development Agreement. Pursuant to an End User Software License Agreement ("EULA"), TRX has granted WTP a nonexclusive license to use identified TRX software products and related manuals and documentation. Pursuant to a Software Support Agreement executed as an Exhibit to the EULA, TRX has agreed to provide ongoing support for identified TRX software products under certain terms and conditions. TRX has also entered into two service bureau service agreements with WTP under which TRX will process WTP's traditional corporate travel transactions through TRX's software service bureau and TRX will provide fulfillment services for WTP's internet/intranet/extranet transactions to WTP's company-owned locations in the U.S. and Canada.

          TRX has also contracted with WTP under a Shared Services Agreement for WTP to provide certain overhead services in exchange for an overhead fee charged at actual cost plus 10%. TRX may, under this agreement, request a change in the services rendered and a commensurate change in the fee in the event the operations of TRX cause a substantial increase or decrease in the need for services rendered by WTP on TRX's behalf. Amounts due under the Shared Services Agreement for the period from November 1, 1999 through December 31, 1999 are included in the $1,000,000 paid to WTP for the year ended December 31, 1999.

          At December 31, 1999, the Company has two convertible promissory notes payable to two shareholders and an affiliate of a shareholder and four separate promissory notes payable to shareholders (Note 6).

11. PROFIT-SHARING PLAN

          TRX participates in a 401(k) profit-sharing plan (the "Plan") sponsored by WTP. All employees of the Company are eligible to participate on the first day of the quarter subsequent to their hire dates and upon attaining age 21. The Plan includes a salary deferral arrangement pursuant to which participants may contribute up to 15% of their salary on a pretax basis. The employer matching contribution is equal to 50% of a participant's contributions, up to 3% of pretax compensation. Participants are also eligible to receive profit-sharing contributions, which are determined annually on a discretionary basis by the board of directors and are allocated to participants based on their compensation. The Company made no such contributions during 1997, 1998, or 1999. Total expense recognized under the Plan was $10,005, $30,440, and $101,289 for the years ended December 31, 1997, 1998 and 1999, respectively.

                           TRX, INC. AND SUBSIDIARIES

12. SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information for the years ended December 31, 1997, 1998, and 1999 is as follows:

                                                      1997       1998        1999
                                                     -------   --------   ----------
Interest paid......................................  $88,988   $383,296   $  463,445
Noncash transactions:
Issuance of common stock in connection with the
  purchase of International Software Products......        0          0    5,000,000
Issuance of notes payable in connection with the
  purchase of International Software Products......        0          0      800,000

13. INDUSTRY SEGMENTS

     The Company has two reportable segments: the transaction processing services segment which provides transaction fulfillment, customer support, technology services, and data management services and the software licensing segment which licenses and maintains software.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are not significant.

     The following tables summarize, for the years indicated, operating results and other financial information by industry segment:

                                                1997          1998          1999
                                             -----------   -----------   -----------
Revenues:
  Transaction processing services..........  $ 5,157,560   $10,646,133   $22,245,969
  Software licensing.......................    2,869,297     3,634,373     4,326,766
  Corporate................................      270,756             0             0
                                             -----------   -----------   -----------
          Total............................  $ 8,297,613   $14,280,506   $26,572,735
                                             ===========   ===========   ===========
Net Income (Loss):
  Transaction processing services..........  $  (805,882)  $   977,740   $ 2,128,335
  Software licensing.......................     (456,277)   (1,658,339)   (1,164,709)
  Corporate................................       13,973      (431,671)   (2,606,173)
                                             -----------   -----------   -----------
          Total............................  $(1,248,186)  $(1,112,270)  $(1,642,547)
                                             ===========   ===========   ===========
Identifiable Assets:
  Transaction processing services..........  $ 2,712,897   $ 3,835,062   $19,736,201
  Software licensing.......................    1,472,725     1,501,078     2,211,706
  Corporate................................            0             0       221,500
                                             -----------   -----------   -----------
          Total............................  $ 4,185,622   $ 5,336,140   $22,169,407
                                             ===========   ===========   ===========
Depreciation and Amortization:
  Transaction processing services..........  $   414,119   $   535,694   $ 1,197,836
  Software licensing.......................      484,105       415,444       279,835
  Corporate................................            0             0             0
                                             -----------   -----------   -----------
          Total............................  $   898,224   $   951,138   $ 1,477,671
                                             ===========   ===========   ===========

                           TRX, INC. AND SUBSIDIARIES

                                                1997          1998          1999
                                             -----------   -----------   -----------
Capital Expenditures:
  Transaction processing services..........  $ 1,388,411   $ 1,132,005   $ 4,171,340
  Software licensing.......................      287,028       543,580       896,487
  Corporate................................            0             0             0
                                             -----------   -----------   -----------
          Total............................  $ 1,675,439   $ 1,675,585   $ 5,067,827
                                             ===========   ===========   ===========

14. SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

     The Company is planning an initial public offering of its common stock which is targeted for completion in the second quarter of 2000. There can be, however, no assurance that the offering will be completed.

STOCK INCENTIVE PLAN

     On January 13, 2000, the Company adopted the 2000 Stock Incentive Plan (the "Stock Plan"). Under the terms of the Stock Plan, options to purchase 1,300,000 shares of the Company's common stock are authorized to be granted. No options had been granted as of January 28, 2000; however, under two employment agreements, the Company committed to grant 390,000 options at a per share exercise price of $5 per share. The compensation committee of the board of directors has not yet formally approved the granting of these shares. In addition, in the event of an initial public offering, the Company has committed to grant 230,000 options at a per share exercise price equal to the offering price. Options become exercisable in 20% increments from the grant date with the final increment becoming exercisable six months after four years from the grant date.

                           TRX, INC. AND SUBSIDIARIES

                    PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     On November 4, 1999, the Company issued convertible promissory notes to BCD Technology S.A. and Hogg Robinson International Benefits Limited for $8,000,000 and $2,000,000, respectively. Interest accrues at 5.72%. The number of shares issuable increases as the interest accrued on the notes increases. If the offering had been consummated on December 31, 1999, we would have issued an aggregate of 850,704 shares of common stock upon conversion of the notes. The following Unaudited Pro Forma Combined Balance Sheet as of December 31, 1999 has been prepared to reflect the financial position of TRX, Inc. and Subsidiaries (the "Company") as if the conversion of the outstanding principal and accrued interest of the convertible promissory notes into the Company's common stock had occurred on December 31, 1999 (the "Conversion").

     On November 4, 1999, the Company purchased all of the outstanding shares of International Software Products for an aggregate purchase price of approximately $7,371,000. The purchase price included 289,781 shares of the Company's common stock with a guaranteed value totaling $5,000,000, promissory notes payable totaling $800,000, and approximately $1,571,000 in cash. The acquisition has been accounted for using the purchase method. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $7,492,000 and is being amortized over seven years using the straight-line method. The following Unaudited Pro Forma Combined Statement of Loss for the year ended December 31, 1999 has been prepared to reflect the operations of the Company as if the purchase of all of the outstanding shares of International Software Products had been consummated on January 1, 1999 (the "Acquisition").

     The unaudited pro forma combined financial statements are not necessarily indicative of the results that would have occurred if the assumed transactions had occurred on the date indicated or the expected financial position or results of operations in the future. The unaudited pro forma combined financial statements should be read in conjunction with the separate historical consolidated financial statements and notes thereto of the Company, as well as the historical financial statements and notes thereto of International Software Products contained elsewhere herein, and in conjunction with the related assumptions and notes to these unaudited pro forma combined financial statements.

                           TRX, INC. AND SUBSIDIARIES

                        PRO FORMA COMBINED BALANCE SHEET
                               DECEMBER 31, 1999
                                  (UNAUDITED)

                                                   HISTORICAL
                                                   TRX, INC.
                                                      AND         PRO FORMA
                                                  SUBSIDIARIES   ADJUSTMENTS       PRO FORMA
                                                  ------------   -----------      -----------
                                           ASSETS
Current Assets:
  Cash and cash equivalents.....................  $         0    $         0      $         0
  Accounts receivable, net of allowance for
     doubtful accounts of $336,588 and $466,914
     in 1998 and 1999, respectively.............    7,133,696              0        7,133,696
  Other current assets..........................      388,060              0          388,060
                                                  -----------    -----------      -----------
          Total current assets..................    7,521,756              0        7,521,756
Property and Equipment, net.....................    6,701,085              0        6,701,085
Software Development Costs, net.................      535,857              0          535,857
Goodwill, net...................................    7,314,042              0        7,314,042
Noncompete Agreement, net.......................       96,667              0           96,667
                                                  -----------    -----------      -----------
          Total assets..........................  $22,169,407    $         0      $22,169,407
                                                  ===========    ===========      ===========
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued liabilities......  $ 3,036,670    $         0      $ 3,036,670
  Customer deposits.............................    3,987,492              0        3,987,492
  Deferred revenues.............................    1,678,720              0        1,678,720
  Due to affiliates, net........................    1,315,149              0        1,315,149
                                                  -----------    -----------      -----------
          Total current liabilities.............   10,018,031              0       10,018,031
  Convertible long-term debt....................   10,000,000    (10,000,000)(a)            0
  Other long-term debt..........................      800,000              0          800,000
  Long-term accrued interest....................      106,934        (95,333)(b)       11,601
                                                  -----------    -----------      -----------
          Total liabilities.....................   20,924,965    (10,095,333)      10,829,632
                                                  -----------    -----------      -----------
Commitments and Contingencies
Shareholders' Equity:
  Common stock, $0.01 par value; 100,000,000
     shares authorized; 9,269,373 shares issued
     and outstanding in 1999....................       92,694          8,507(c)       101,201
  Additional paid-in capital....................    1,861,687     10,086,826(d)    11,948,513
  Accumulated deficit...........................     (709,939)             0         (709,939)
                                                  -----------    -----------      -----------
          Total shareholders' equity............    1,244,442     10,095,333       11,339,775
                                                  -----------    -----------      -----------
          Total liabilities and shareholders'
            equity..............................  $22,169,407    $         0      $22,169,407
                                                  ===========    ===========      ===========

  The accompanying notes are an integral part of this pro forma balance sheet.

                           TRX, INC. AND SUBSIDIARIES

                      PRO FORMA COMBINED STATEMENT OF LOSS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                  (UNAUDITED)

                                                  HISTORICAL
                                         ----------------------------
                                          TRX, INC.     INTERNATIONAL
                                             AND          SOFTWARE       PRO FORMA
                                         SUBSIDIARIES     PRODUCTS      ADJUSTMENTS      PRO FORMA
                                         ------------   -------------   -----------     -----------
Revenues...............................  $26,572,735     $1,169,311      $       0      $27,742,046
                                         -----------     ----------      ---------      -----------
Expenses:
  Operating............................   15,178,882        714,132              0       15,893,014
  Selling, general and
     administrative....................    8,407,451        363,395              0        8,770,846
  Technology development...............    2,882,761              0              0        2,882,761
  Depreciation and amortization........    1,477,671         38,801        891,956(e)     2,472,598
                                                                            47,503(f)
                                                                            16,667(g)
                                         -----------     ----------      ---------      -----------
          Total expenses...............   27,946,765      1,116,328        956,126       30,019,219
                                         -----------     ----------      ---------      -----------
Operating (loss) income................   (1,374,030)        52,983       (956,126)      (2,277,173)
Interest expense, net..................      268,517         14,529         74,895(h)       262,608
                                                                            56,667(i)
                                                                           (95,333)(j)
                                                                           (56,667)(k)
                                         -----------     ----------      ---------      -----------
Net (loss) income......................  $(1,642,547)    $   38,454      $(935,688)     $(2,539,781)
                                         ===========     ==========      =========      ===========
Pro forma loss per common share, basic
  and diluted..........................  $     (0.18)                                   $     (0.25)
                                         ===========                                    ===========
Pro forma weighted average shares                                          850,704(l)
  outstanding, basic and diluted.......    9,025,095                       244,278(m)    10,120,077
                                         ===========                     =========      ===========

    The accompanying notes are an integral part of this pro forma financial statement.

                           TRX, INC. AND SUBSIDIARIES

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999
                                  (UNAUDITED)

1. PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS

     The following pro forma adjustments were made to the historical consolidated balance sheet of the Company to show the Conversion as if it had been consummated on December 31, 1999.

         (a) To reflect the reduction in convertible promissory notes upon the Conversion.

         (b) To reflect the reduction in accrued interest on the convertible promissory notes upon the Conversion.

         (c) To reflect increase in par value for common stock issued in conjunction with the Conversion.

         (d) To reflect increase in additional paid-in capital for common stock issued in conjunction with the Conversion.

2. PRO FORMA COMBINED STATEMENT OF LOSS ADJUSTMENTS

     The following pro forma adjustments were made to the historical consolidated statement of loss of the Company to reflect the Acquisition and the Conversion as if they had been consummated on January 1, 1999.

         (e) To reflect the increase of amortization expense related to the goodwill recorded under the purchase method for the Acquisition over seven years.

         (f) To reflect the increase of amortization expense related to the capitalized software recorded in conjunction with the Acquisition over five years.

         (g) To reflect the increase of amortization expense related to the noncompete agreement in conjunction with the Acquisition over five years.

         (h) To reflect the increase of interest expense on the convertible promissory notes issued to finance the cash portion of the Acquisition.

         (i) To reflect the increase of interest expense on the promissory notes issued in conjunction with the Acquisition.

         (j) To eliminate interest expense recorded by the Company from November 4, 1999 to December 31, 1999 on the convertible promissory notes in conjunction with the assumed Conversion.

         (k) To eliminate additional interest expense on the convertible promissory notes issued to finance the cash portion of the Acquisition, in conjunction with the assumed Conversion.

         (l) To reflect additional common shares issued in conjunction with the Conversion as if the shares are outstanding since January 1, 1999.

         (m) To reflect shares issued in conjunction with the Acquisition as if outstanding since January 1, 1999.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Arthur H. Ltd.
d/b/a International Software Products:

     We have audited the accompanying balance sheets of ARTHUR H. LTD. D/B/A INTERNATIONAL SOFTWARE PRODUCTS (a Virginia corporation) as of December 31, 1998 and September 30, 1999 and the related statements of (loss) income, changes in shareholders' deficit, and cash flows for the year ended December 31, 1998 and the nine month period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arthur H. Ltd. d/b/a International Software Products as of December 31, 1998 and September 30, 1999 and the results of its operations and its cash flows for the year ended December 31, 1998 and the nine month period ended September 30, 1999 in conformity with generally accepted accounting principles.
                                          /s/ ARTHUR ANDERSEN LLP
                                          --------------------------------------

Atlanta, Georgia
December 22, 1999

                                 ARTHUR H. LTD.
                     D/B/A INTERNATIONAL SOFTWARE PRODUCTS

                                 BALANCE SHEETS
                    DECEMBER 31, 1998 AND SEPTEMBER 30, 1999

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1998           1999
                                                              ------------   -------------
                           ASSETS
Current Assets:
  Cash......................................................    $ 14,972       $ 64,378
  Accounts receivable.......................................     139,236        198,463
                                                                --------       --------
          Total current assets..............................     154,208        262,841
Property and Equipment, net.................................      94,861        147,909
Software Development costs, net.............................      81,157        123,553
Security Deposits...........................................       4,120          3,490
                                                                --------       --------
          Total assets......................................    $334,346       $537,793
                                                                ========       ========
           LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities:
  Accounts payable and accrued liabilities..................    $224,179       $298,644
  Deferred revenues.........................................      57,419         75,159
  Due to shareholders.......................................     168,742        113,594
  Notes payable, current portion............................      24,266         52,149
                                                                --------       --------
          Total current liabilities.........................     474,606        539,546
Lines of Credit.............................................       9,080         48,033
Notes Payable, net of current portion.......................      21,400         82,500
                                                                --------       --------
          Total liabilities.................................     505,086        670,079
                                                                --------       --------
Commitments and Contingencies (Note 3)
Shareholders' Deficit:
  Common stock, $1 par value, 10,000 shares authorized,
     issued, and outstanding................................      10,000         10,000
  Additional paid-in capital................................     330,000        330,000
  Accumulated deficit.......................................    (510,740)      (472,286)
                                                                --------       --------
          Total shareholders' deficit.......................    (170,740)      (132,286)
                                                                --------       --------
          Total liabilities and shareholders' deficit.......    $334,346       $537,793
                                                                ========       ========

      The accompanying notes are an integral part of these balance sheets.

                                 ARTHUR H. LTD.
                     D/B/A INTERNATIONAL SOFTWARE PRODUCTS

                          STATEMENTS OF (LOSS) INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
               AND THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1998           1999
                                                              ------------   -------------
Revenues....................................................   $  845,095     $1,169,311
                                                               ----------     ----------
Expenses:
  Operating.................................................      916,513        714,132
  Selling, general and administrative.......................      263,276        363,395
  Depreciation and amortization.............................       30,218         38,801
                                                               ----------     ----------
          Total expenses....................................    1,210,007      1,116,328
                                                               ----------     ----------
Operating (loss) income.....................................     (364,912)        52,983
Interest expense, net.......................................       16,051         14,529
                                                               ----------     ----------
Net (loss) income...........................................   $ (380,963)    $   38,454
                                                               ==========     ==========

        The accompanying notes are an integral part of these statements.

                                 ARTHUR H. LTD.
                     D/B/A INTERNATIONAL SOFTWARE PRODUCTS

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
                      FOR THE YEAR ENDED DECEMBER 31, 1998
               AND THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999

                                                           ADDITIONAL                     TOTAL
                                                 COMMON     PAID-IN     ACCUMULATED   SHAREHOLDERS'
                                                  STOCK     CAPITAL       DEFICIT        DEFICIT
                                                 -------   ----------   -----------   -------------
Balance, December 31, 1997.....................  $10,000    $      0     $(129,777)     $(119,777)
  Issuance of stock to employees...............        0     330,000             0        330,000
  Net loss.....................................        0           0      (380,963)      (380,963)
                                                 -------    --------     ---------      ---------
Balance, December 31, 1998.....................   10,000     330,000      (510,740)      (170,740)
  Net income...................................        0           0        38,454         38,454
                                                 -------    --------     ---------      ---------
Balance, September 30, 1999....................  $10,000    $330,000     $(472,286)     $(132,286)
                                                 =======    ========     =========      =========

        The accompanying notes are an integral part of these statements.

                                 ARTHUR H. LTD.
                     D/B/A INTERNATIONAL SOFTWARE PRODUCTS

                            STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
               AND THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1998           1999
                                                              ------------   -------------
Cash Flows from Operating Activities:
  Net (loss) income.........................................   $(380,963)      $  38,454
                                                               ---------       ---------
  Adjustments to reconcile net (loss) income to net cash
     provided by operating activities:
     Depreciation and amortization..........................      30,218          38,801
     Stock compensation.....................................     330,000               0
     (Increase) decrease in assets:
       Accounts receivable..................................     (95,627)        (59,227)
       Security deposits....................................      (1,250)            630
     Increase in liabilities:
       Accounts payable and accrued liabilities.............      95,410          74,465
       Deferred revenue.....................................      52,419          17,740
                                                               ---------       ---------
          Total adjustments.................................     411,170          72,409
                                                               ---------       ---------
          Net cash provided by operating activities.........      30,207         110,863
                                                               ---------       ---------
Cash Flows from Investing Activities:
  Purchases of property and equipment.......................     (53,285)        (71,239)
  Capitalized software costs................................     (75,378)        (63,006)
                                                               ---------       ---------
          Net cash used in investing activities.............    (128,663)       (134,245)
                                                               ---------       ---------
Cash Flows from Financing Activities:
  Proceeds from notes payable...............................      29,000         110,000
  Proceeds from lines of credit.............................       3,080          41,633
  Advances from shareholders................................     143,900          85,217
  Payments on notes payable.................................     (37,834)        (21,017)
  Payments on lines of credit...............................           0          (2,680)
  Repayments of advances from shareholders..................     (51,449)       (140,365)
                                                               ---------       ---------
          Net cash provided by financing activities.........      86,697          72,788
                                                               ---------       ---------
Net (decrease) increase in cash.............................     (11,759)         49,406
Cash at beginning of period.................................      26,731          14,972
                                                               ---------       ---------
Cash at end of period.......................................   $  14,972       $  64,378
                                                               =========       =========

        The accompanying notes are an integral part of these statements.

                                 ARTHUR H. LTD.
                     D/B/A INTERNATIONAL SOFTWARE PRODUCTS

                         NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1998 AND SEPTEMBER 30, 1999

1. NATURE OF OPERATIONS

     Arthur H. Ltd. d/b/a International Software Products (the "Company") was incorporated in October 1993. The Company is based in McLean, Virginia. The Company provides data management services, including data consolidation, transformation, reporting, and analysis. The services are offered primarily to the corporate travel industry, both within the United States and Europe.

2. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company's revenues are primarily derived from data consolidation services, licensing of software, and maintenance arrangements on licensed software. Revenue from data consolidation services is recognized in the month in which the services are provided. Software license revenue is recognized when the product is delivered. Revenue from support and maintenance on licensed software is recognized ratably over the term of the maintenance arrangement, which is typically twelve months. Deferred revenue represents payments received for services or support and maintenance which have not yet been performed or software which has not yet been delivered as of December 31, 1998 and September 30, 1999.

CASH

     Cash includes operating cash and cash on hand. The Company paid $5,265 and $4,097 in interest for the year ended December 31, 1998 and the nine month period ended September 30, 1999, respectively.

ACCOUNTS RECEIVABLE

     The Company grants credit to its clients, generally without collateral.

     Accounts receivable as of December 31, 1998 and September 30, 1999 consisted of the following:

                                                           DECEMBER 31,   SEPTEMBER 30,
                                                               1998           1999
                                                           ------------   -------------
Trade accounts receivable................................    $119,593       $140,092
Unbilled revenues earned.................................      19,336         55,268
Due from employees.......................................         307          3,103
                                                             --------       --------
          Total..........................................    $139,236       $198,463
                                                             ========       ========

                                 ARTHUR H. LTD.
                     D/B/A INTERNATIONAL SOFTWARE PRODUCTS

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of five years for computer equipment and ten years for office furniture and equipment.

     The Company has incurred expenditures on software used to facilitate internal data consolidation processes. The Company has adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires computer software costs including internal payroll costs, incurred in connection with the development or acquisition of software for internal use to be charged to operations as incurred until certain capitalization criteria are met. Costs incurred in the application development phase are capitalized by the Company and depreciated over the estimated useful life of five years.

     The following summarizes the components of property and equipment as of December 31, 1998 and September 30, 1999:

                                                           DECEMBER 31,   SEPTEMBER 30,
                                                               1998           1999
                                                           ------------   -------------
Computer equipment.......................................    $ 57,953       $ 94,865
Capitalized internal-use software costs..................      52,500         73,500
Office furniture and equipment...........................       5,535         18,862
                                                             --------       --------
                                                              115,988        187,227
Accumulated depreciation.................................     (21,127)       (39,318)
                                                             --------       --------
                                                             $ 94,861       $147,909
                                                             ========       ========

     Depreciation expense was $15,167 and $18,191 for the year ended December 31, 1998 and the nine month period ended September 30, 1999, respectively.

SOFTWARE DEVELOPMENT COSTS

     Computer software research and development costs for the Company's software products to be marketed are charged to expense until technological feasibility is established, after which remaining software production costs are capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." After the product to be marketed is completed (i.e., at the point when the product is ready for general release to customers), any further development costs are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over a period of five years, the estimated useful life of the software products.

     During the year ended December 31, 1998 and the nine month period ended September 30, 1999, the Company capitalized $75,378 and $63,006 of software development costs, respectively. Accumulated amortization was $71,437 and $92,047 in 1998 and 1999, respectively. Amortization expense related to software development costs was $15,051 and $20,610 for the year ended December 31, 1998 and the nine month period ended September 30, 1999, respectively.

INCOME TAXES

     The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as a Subchapter S corporation. In lieu of corporation income taxes, the shareholders of a Subchapter S corporation are taxed on their proportionate share of the Company's

                                 ARTHUR H. LTD.
                     D/B/A INTERNATIONAL SOFTWARE PRODUCTS

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

3. COMMITMENTS AND CONTINGENCIES

     The Company leases certain office space and equipment under noncancelable operating lease agreements which expire through 2002.

     At September 30, 1999, future minimum annual lease payments under the related noncancelable operating leases are as follows:

Year ended September 30:
2000........................................................  $20,524
2001........................................................    6,054
2002........................................................    2,104
                                                              -------
          Total.............................................  $28,682
                                                              =======

     Rental expense under noncancelable operating lease agreements for the year ended December 31, 1998 and the nine month period ended September 30, 1999 totaled $35,304 and $37,320, respectively.

4. RELATED-PARTY TRANSACTIONS

     The Company owes money to its shareholders for expenses paid by the shareholders on behalf of the Company and for advances from the shareholders to the Company. These amounts are due on demand. Interest has been accrued at 8%. Total interest expense accrued in the year ended December 31, 1998 and the nine month period ending September 30, 1999 and included in accounts payable and accrued liabilities at December 31, 1998 and September 30, 1999 is $8,407 and $9,310, respectively.

     Included in accounts payable and accrued liabilities as of December 31, 1998 and September 30, 1999 is $18,388 and $0, respectively, due to a director.

5. LINES OF CREDIT

     The Company has two bank credit agreements. The Company's $10,000 credit agreement expires in December 2000 and is unsecured; however, it is guaranteed by one of the Company's shareholders. The outstanding balance on the $10,000 credit agreement was $9,080 and $6,400 as of December 31, 1998 and September 30, 1999, respectively. Interest on the outstanding balance is due monthly at prime plus 3%.

     The Company's $50,000 credit agreement is annually renewable and is secured, together with the bank note payable described in Note 6, by substantially all the assets of the Company and is guaranteed by two of the Company's shareholders. One of these shareholders has further collateralized his guarantee with the assignment to the bank of a deed of trust note payable to the shareholder and his spouse. The outstanding balance on the $50,000 credit agreement was $0 and $41,633 as of December 31, 1998 and September 30, 1999, respectively. Interest on the outstanding balance is due monthly at prime plus 2.5%.

                                 ARTHUR H. LTD.
                     D/B/A INTERNATIONAL SOFTWARE PRODUCTS

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

6. NOTES PAYABLE

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1998           1999
                                                              ------------   -------------
Note payable to a partnership, which includes the president
  and shareholder, and a director; dated December 1997, in
  the original amount of $15,000; with interest at prime
  plus 1%; unsecured........................................    $  9,400       $  9,400
Four separate notes payable to a relative of the president
  and shareholder; dated March and July 1998, in the
  original total amount of $21,500; due in full in January
  to July 2000 with interest at prime plus 1%; unsecured....      21,400         20,749
Note payable to consultant; represents balance due to an
  individual who assisted the Company in its initial sales
  and marketing efforts in the United Kingdom; due at the
  rate of $2,500 per month, with interest at prime plus 3%;
  unsecured.................................................      14,866              0
Note payable to bank in the original amount of $110,000,
  dated February 1999, and amended June 1999; due in 60
  monthly installments of $1,833, plus interest at prime
  plus 2.5%; guaranteed by shareholders and secured
  (together with the credit agreement described in Note 5)
  by substantially all assets of the Company and by
  assignment to the bank of a deed of trust note payable to
  one of the shareholders and his spouse; final payment due
  June 2004.................................................           0        104,500
                                                                --------       --------
          Total.............................................      45,666        134,649
Less current portion........................................      24,266         52,149
                                                                --------       --------
Notes payable, net of current portion.......................    $ 21,400       $ 82,500
                                                                ========       ========

7. STOCK-BASED COMPENSATION

     In February 1998, the Company issued unrestricted common stock, which was immediately vested, to two employees of the Company in return for services performed. Compensation expense of $330,000 was recorded for the year ended December 31, 1998 pursuant to this transaction and is included in operating expenses in the accompanying statements of operations.

8. SUBSEQUENT EVENTS

     The shareholders of the Company sold all of the issued and outstanding shares of common stock in the Company to TRX, Inc. on November 4, 1999. In connection with this transaction, the Company repaid all outstanding balances on its credit facilities, notes payable, and amounts due to shareholders.

----------------------------------------------------------
----------------------------------------------------------

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                                           Page
                                           ----
Prospectus Summary.......................     1
Risk Factors.............................     5
Use of Proceeds..........................    13
Dividend Policy..........................    13
Capitalization...........................    14
Dilution.................................    15
Selected Consolidated Financial Data.....    16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................    17
Business.................................    24
Management...............................    36
Certain Relationships and Related
  Transactions...........................    42
Principal Shareholders...................    47
Description of Capital Stock.............    48
Shares Eligible for Future Sale..........    50
Underwriting.............................    52
Legal Matters............................    53
Experts..................................    53
Where You Can Find More Information......    53
Index to Financial Statements............   F-1

      Through and including           , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------

                                               Shares
                                   TRX, INC.
                                  Common Stock
                             ---------------------
                                     [LOGO]
                             ---------------------

                              GOLDMAN, SACHS & CO.
                              ABN AMRO ROTHSCHILD
                      A DIVISION OF ABN AMRO INCORPORATED

                         THE ROBINSON-HUMPHREY COMPANY
                      Representatives of the Underwriters

----------------------------------------------------------
----------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby:

SEC Registration Fee........................................    *
NASD Filing Fee.............................................    *
Nasdaq National Market Listing Fee..........................    *
Blue Sky Fees and Expenses..................................    *
Printing and Engraving Costs................................    *
Legal Fees and Expenses.....................................    *
Accounting Fees and Expenses................................    *
Transfer Agent and Registrar Fees and Expenses..............    *
Miscellaneous...............................................    *
                                                              ---
          Total.............................................  $
                                                              ===

---------------

* To be supplied by amendment.

     The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee and the Nasdaq National Market fee, are estimates.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation eliminate, as permitted by Section 14-2-202(b)(4) of the Georgia Business Corporation Code (the "Georgia Code"), the personal liability of directors and officers for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties; provided, however, that our Articles of Incorporation and Section 14-2-202(b)(4) of the Georgia Code do not permit us to eliminate or limit liability for (i) a breach of duty involving appropriation of a business opportunity of TRX; (ii) an act or omission which involves intentional misconduct or a knowing violation of law; (iii) any transaction from which an improper personal benefit is derived; or (iv) any payments of a dividend or any other type of distribution that is illegal under Section 14-2-832 of the Georgia Code. In addition, if at any time the Georgia Code is amended to authorize further elimination or limitation of personal liability, then the liability of each director and officer of TRX shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Georgia Code require such action.

     Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the Georgia Code provides for indemnification of a director of TRX for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, in which he may become involved by reason of being a director of TRX. Section 14-2-851 also provides such indemnity for directors who, at the request of TRX, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or another enterprise. Section 14-2-851 permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to the best interest of TRX and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses (including attorneys' fees) incurred with respect to a proceeding. However, if the director is adjudged liable to TRX in a derivative action or on the basis that personal benefit was improperly received by him, the director will only be entitled to such indemnification for reasonable expenses as a court finds to be proper in accordance with the provisions of Section 14-2-854.

     Section 14-2-852 of the Georgia Code provides that directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors, are entitled to indemnification against reasonable expenses as of right. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (i) if there are two or more disinterested members of the board of directors, by the majority vote of a quorum of the disinterested members of the board of directors, (ii) by a majority of the members of a committee of two or more disinterested directors,
(iii) by special legal counsel or (iv) by the shareholders, but, in such event, the shares owned by or voted under the control of directors seeking indemnification may not be voted.

     Section 14-2-857 of the Georgia Code provides that an officer who is not a director has the mandatory right of indemnification granted to directors under
Section 14-2-852, as described above. In addition, TRX may, as provided by its Articles, Bylaws, general or specific actions by its Board of Directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

     Our Articles of Incorporation eliminate the personal liability of our directors to TRX or our shareholders for monetary damage for any breach of duty as a director, provided that we cannot eliminate or limit the liability of a director for:

     - a breach of duty involving appropriation of a business opportunity of TRX;

     - an act or omission which involves intentional misconduct or a knowing violation of law;

     - any transaction from which the director receives an improper personal benefit; or

     -     unlawful corporate distributions.

     In addition, if at any time the Georgia Code is amended to authorize further elimination or limitation of the personal liability of a director, then the liability of each of our directors shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended.

     Our bylaws require us to indemnify any director or officer who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including any action or suit by or in our right) because such person is or was one of our directors or officers, against liability incurred by the director of officer in such proceeding except for any liability incurred in a proceeding in which the director or officer is adjudged liable to us or is subjected to injunctive relief in our favor for:

     - any appropriation, in violation of such director's or officer's duties, of any business opportunity of TRX;

     - acts or omissions which involve intentional misconduct or a knowing violation of law;

     - any transaction from which such officer or director received an improper personal benefit; or

     -     unlawful corporate distributions.

     We have entered into separate indemnity agreements with each of our directors and certain of our executive officers, whereby we agree to indemnify them and to advance them expenses in a manner and subject to terms and conditions similar to those set forth in our Articles of Incorporation and bylaws.

     Reference is hereby made to Section [     ] of the Underwriting Agreement,
the form of which is filed as Exhibit 1 hereto, in which the Underwriters agree to indemnify our directors and officers and certain other persons against certain civil liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In November 1999, BCD Technology S.A. contributed all of its interest in BCD Technology, Inc. to us in exchange for 7,559,733 shares of our common stock, and the members of WorldTravel Technologies, L.L.C. other than BCD Technology, Inc. contributed all of their membership interests in WorldTravel Technologies, L.L.C. to us in exchange for 1,419,859 shares of our common stock. In this transaction, the following individuals exchanged their membership interests in WorldTravel Technologies, L.L.C. for the indicated number of our shares:

                                                                  TRX SHARES
SHAREHOLDER                                                  RECEIVED IN EXCHANGE
-----------                                             -------------------------------
The Alexander Family, L.P.............................             1,061,015
Danny B. Hood.........................................               221,045
Ralph Manaker.........................................                64,327
Steve Reynolds........................................                36,736
Velva ("Demme") Wiggins...............................                36,736

     In November 1999, the shareholders of International Software Products exchanged all of their shares of International Software Products for shares of our common stock and other consideration. In this transaction, Susan R. Hopley exchanged 6,760 shares of International Software Products for 195,892 shares of our common stock, approximately $1.1 million in cash and a promissory note issued by us for $541,000.Christopher M. Brittin exchanged 2,740 shares of International Software Products for 79,400 shares of our common stock, approximately $400,000 in cash and a promissory note issued by us for $219,000. Other shareholders of International Software Products exchanged an aggregate of 500,000 shares of International Software Products for 14,669 shares of our common stock and promissory notes issued by us for an aggregate of $40,000. In addition, we satisfied certain debt obligations of International Software Products to Ms. Hopley, Mr. Brittin and certain affiliates of Mr. Brittin.

     The issuances described in this Item 15 were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon
Section 4(2) thereof as a transaction by an issuer not involving any public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.(+)

     The following exhibits are filed with this registration statement.

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
   1           --  Form of Underwriting Agreement.*
   2.1         --  Contribution Agreement, dated November 4, 1999, among WT
                   Technologies, Inc., Arthur H. Ltd., Susan R. Hopley,
                   Christopher M. Brittin, F. Gilmer Siler and the Smith
                   Trust.**
   2.2         --  Contribution Agreement, dated November 4, 1999, among WT
                   Technologies, Inc., BCD Technology S.A., The Alexander
                   Family, L.P., Danny B. Hood, Ralph Manaker and Velva
                   Wiggins.
   3.1         --  Articles of Incorporation of the Registrant.
   3.2         --  Bylaws of the Registrant.
   4.1         --  Shareholders Agreement, dated November 4, 1999, among WT
                   Technologies, Inc., BCD Technology S.A., Christopher M.
                   Brittin, Susan R. Hopley, the Smith Trust and F. Gilmer
                   Siler.
   4.2         --  Shareholders Agreement, dated November 4, 1999, among WT
                   Technologies, Inc., BCD Technology S.A., The Alexander
                   Family, L.P., Danny B. Hood, Ralph Manaker, Steve Reynolds
                   and Velva Wiggins.
   4.3         --  Shareholders Agreement, dated November 5, 1999, as amended
                   February 18, 2000, among WT Technologies, Inc., Hogg
                   Robinson International Benefits Limited and BCD Technology
                   S.A.**
   4.4         --  Voting and Transfer Restriction Agreement, dated November 4,
                   1999, among WT Technologies, Inc., Susan R. Hopley and the
                   Smith Trust.
   4.5         --  Convertible Promissory Note, dated November 5, 1999, between
                   WT Technologies, Inc. and Hogg Robinson International
                   Benefits Limited.
   4.6         --  Convertible Promissory Note, dated November 5, 1999, between
                   WT Technologies, Inc. and BCD Technology S.A.
   5           --  Opinion of Long Aldridge & Norman LLP (including consent).*
  10.1         --  Service Agreement, dated October 9, 1996, as amended January
                   1, 1999, between WorldTravel Partners, L.P. and Microsoft
                   Corporation.*
  10.2         --  Shared Services Agreement, dated November 1, 1999, between
                   WorldTravel Technologies, L.L.C. and WorldTravel Partners I,
                   L.L.C.**
  10.3         --  Master Development Agreement between WorldTravel
                   Technologies, L.L.C. and WorldTravel Partners I, L.L.C.*
  10.4         --  End User Software License Agreement, dated November 1, 1999, between WorldTravel Technologies, L.L.C. and WorldTravel
                   Partners I, L.L.C.(*)(**)
  10.5         --  Service Bureau Software Services Agreement, dated November
                   1, 1999, between WorldTravel Technologies, L.L.C. and
                   WorldTravel Partners I, L.L.C.(*)(**)
  10.6         --  OFS Service Bureau/Outsourcing Agreement, dated November 1,
                   1999, between WorldTravel Technologies, L.L.C. and
                   WorldTravel Partners I, L.L.C.(*)(**)
  10.7         --  TRX, Inc. 2000 Stock Incentive Plan
  10.8         --  Employment Agreement, dated December 1, 1999, between WT
                   Technologies, Inc. and Norwood H. Davis, III.*
  10.9         --  Employment Agreement, dated November 1, 1999, between
                   WorldTravel Technologies, L.L.C. and David Fromal.*

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
  10.10        --  Employment Agreement, between TRX, Inc. and Timothy J.
                   Severt.*
  10.11        --  Employment Agreement, between TRX, Inc. and Scott Hancock.*
  10.12        --  Lease Agreement dated October 15, 1995, as amended August 7,
                   1996, April 8, 1997, December 3, 1997, October 5, 1998,
                   April 22, 1999 and August 17, 1999, between WorldTravel
                   Partners, L.P. and Weeks Realty, L.P.
  10.13        --  Lease Agreement, effective October 1, 1999, among
                   WorldTravel Technologies, L.L.C., Michael Barker and Denver
                   Horn.
  10.14        --  Lease Agreement, dated October 1, 1999, between WorldTravel
                   Technologies, L.L.C. and Hefty Publishing Company.
  10.15        --  Lease Agreement, dated September 15, 1997, as amended June
                   15, 1998, October 1, 1998 and June 15, 1999, between Travel
                   Technologies Group, L.P. and 4849 Greenville Partners.
  10.16        --  Lease Agreement, dated October 25, 1999, effective November
                   1, 1999, between Arthur H. Ltd. and Young & Skidmore Co.*
  10.17        --  Lease Agreement, dated October 25, 1999, effective February
                   1, 2000, between Arthur H. Ltd. and Young & Skidmore Co.*
  10.18        --  Shareholders Agreement, dated February 18, 2000, between
                   Hogg Robinson plc, Hogg Robinson Services Limited, WTT UK
                   Limited, WT Technologies, Inc. and Fortdove Limited.
  10.19        --  Software License Agreement, dated February 18, 2000, between
                   WorldTravel Technologies, L.L.C. and Technology Licensing
                   Company, LLC.
  10.20        --  Software License Agreement, dated February 18, 2000, between
                   Technology Licensing Company, LLC and Fortdove Limited.
  10.21        --  Service Bureau/Outsourcing Agreement for Online Fullfillment
                   Services, dated February 18, 2000, between Fortdove Limited
                   & Hogg Robinson plc.*
  10.22        --  Reciprocal Software Development Agreement, dated February
                   18, 2000, between WorldTravel Technologies, L.L.C. &
                   Fortdove Limited.
  10.23        --  Service Bureau Software Services Agreement, dated February
                   18, 2000, between Fortdove Limited & Hogg Robinson plc.
  21           --  Subsidiaries of the Registrant.
  23.1         --  Consent of Arthur Andersen LLP.
  23.2         --  Consent of Long Aldridge & Norman LLP (to be contained in
                   Exhibit 5).*
  24           --  Powers of Attorney (included in the signature page hereto).
  27           --  Financial Data Schedule (for SEC use only).

---------------

 + Pursuant to Item 601(b)(4)(iii) of Regulation S-K under the Securities Act,
   TRX, Inc. agrees to furnish supplementally to the Commission a copy of certain omitted promissory notes payable by TRX, Inc.
 * To be filed by amendment.
** TRX, Inc. agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.

     (b) Financial Statement Schedules.

     All schedules have been omitted because they are not required or because the required information is given in the financial statements or the notes to those statements.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information which may be omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form or prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on February 18, 2000.

                                          TRX, Inc.

                                          By: /s/ NORWOOD H. DAVIS, III
                                            ------------------------------------
                                                   Norwood H. Davis, III
                                             President, Chief Executive Officer
                                                         and Director

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints John C. Alexander and Norwood H. Davis, III, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----


              /s/ NORWOOD H. DAVIS, III                President, Chief Executive   February 18, 2000
-----------------------------------------------------    Officer and Director
                Norwood H. Davis, III

               /s/ WILLIAM J. BILLIARD                 Senior Vice President of     February 18, 2000
-----------------------------------------------------    Finance and Treasurer
                 William J. Billiard                     (principal financial and
                                                         accounting officer)

                /s/ JOHN C. ALEXANDER                  Chairman of the Board        February 18, 2000
-----------------------------------------------------    and Director
                  John C. Alexander

         /s/ JOHN A. FENTENER VAN VLISSINGEN           Director                     February 18, 2000
-----------------------------------------------------
           John A. Fentener van Vlissingen

                   /s/ GERARD BOEL                     Director                     February 18, 2000
-----------------------------------------------------
                     Gerard Boel

              /s/ DAVID J. C. RADCLIFFE                Director                     February 18, 2000
-----------------------------------------------------
                David J. C. Radcliffe

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                /s/ WILLIAM C. NUSSEY                  Director                     February 18, 2000
-----------------------------------------------------
                  William C. Nussey

               /s/ JOHN F. DAVIS, III                  Director                     February 18, 2000
-----------------------------------------------------
                 John F. Davis, III

                                 EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
   1           --  Form of Underwriting Agreement.*
   2.1         --  Contribution Agreement, dated November 4, 1999, among WT
                   Technologies, Inc., Arthur H. Ltd., Susan R. Hopley,
                   Christopher M. Brittin, F. Gilmer Siler and the Smith
                   Trust.**
   2.2         --  Contribution Agreement, dated November 4, 1999, among WT
                   Technologies, Inc., BCD Technology S.A., The Alexander
                   Family, L.P., Danny B. Hood, Ralph Manaker and Velva
                   Wiggins.
   3.1         --  Articles of Incorporation of the Registrant.
   3.2         --  Bylaws of the Registrant.
   4.1         --  Shareholders Agreement, dated November 4, 1999, among WT
                   Technologies, Inc., BCD Technology S.A., Christopher M.
                   Brittin, Susan R. Hopley, the Smith Trust and F. Gilmer
                   Siler.
   4.2         --  Shareholders Agreement, dated November 4, 1999, among WT
                   Technologies, Inc., BCD Technology S.A., The Alexander
                   Family, L.P., Danny B. Hood, Ralph Manaker, Steve Reynolds
                   and Velva Wiggins.
   4.3         --  Shareholders Agreement, dated November 5, 1999, as amended
                   February 18, 2000, among WT Technologies, Inc., Hogg
                   Robinson International Benefits Limited and BCD Technology
                   S.A.**
   4.4         --  Voting and Transfer Restriction Agreement, dated November 4,
                   1999, among WT Technologies, Inc., Susan R. Hopley and the
                   Smith Trust.
   4.5         --  Convertible Promissory Note, dated November 5, 1999, between
                   WT Technologies, Inc. and Hogg Robinson International
                   Benefits Limited.
   4.6         --  Convertible Promissory Note, dated November 5, 1999, between
                   WT Technologies, Inc. and BCD Technology S.A.
   5           --  Opinion of Long Aldridge & Norman LLP (including consent).*
  10.1         --  Service Agreement, dated October 9, 1996, as amended January
                   1, 1999, between WorldTravel Partners, L.P. and Microsoft
                   Corporation.*
  10.2         --  Shared Services Agreement, dated November 1, 1999, between
                   WorldTravel Technologies, L.L.C. and WorldTravel Partners I,
                   L.L.C.**
  10.3         --  Master Development Agreement between WorldTravel
                   Technologies, L.L.C. and WorldTravel Partners I, L.L.C.*
  10.4         --  End User Software License Agreement, dated November 1, 1999, between WorldTravel Technologies, L.L.C. and WorldTravel
                   Partners I, L.L.C.(*)(**)
  10.5         --  Service Bureau Software Services Agreement, dated November
                   1, 1999, between WorldTravel Technologies, L.L.C. and
                   WorldTravel Partners I, L.L.C.(*)(**)
  10.6         --  OFS Service Bureau/Outsourcing Agreement, dated November 1,
                   1999, between WorldTravel Technologies, L.L.C. and
                   WorldTravel Partners I, L.L.C.(*)(**)
  10.7         --  TRX, Inc. 2000 Stock Incentive Plan.
  10.8         --  Employment Agreement, dated December 1, 1999, between WT
                   Technologies, Inc. and Norwood H. Davis, III.*
  10.9         --  Employment Agreement, dated November 1, 1999, between
                   WorldTravel Technologies, L.L.C. and David Fromal.*
  10.10        --  Employment Agreement, between TRX, Inc. and Timothy J.
                   Severt.*
  10.11        --  Employment Agreement, between TRX, Inc. and Scott Hancock.*

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
  10.12        --  Lease Agreement, dated October 15, 1995, as amended August
                   7, 1996, April 8, 1997, December 3, 1997, October 5, 1998,
                   April 22, 1999 and August 17, 1999, between WorldTravel
                   Partners, L.P. and Weeks Realty, L.P.
  10.13        --  Lease Agreement, effective October 1, 1999, among
                   WorldTravel Technologies, L.L.C., Michael Barker and Denver
                   Horn.
  10.14        --  Lease Agreement, dated October 1, 1999, between WorldTravel
                   Technologies, L.L.C. and Hefty Publishing Company.
  10.15        --  Lease Agreement, dated September 15, 1997, as amended June
                   15, 1998, October 1, 1998 and June 15, 1999, between Travel
                   Technologies Group, L.P. and 4849 Greenville Partners.
  10.16        --  Lease Agreement, dated October 25, 1999, effective November
                   1, 1999, between Arthur H. Ltd. and Young & Skidmore Co.*
  10.17        --  Lease Agreement, dated October 25, 1999, effective February
                   1, 2000, between Arthur H. Ltd. and Young & Skidmore Co.*
  10.18        --  Shareholders Agreement, dated February 18, 2000, between
                   Hogg Robinson plc, Hogg Robinson Services Limited, WTT UK
                   Limited, WT Technologies, Inc. and Fortdove Limited.
  10.19        --  Software License Agreement, dated February 18, 2000, between
                   WorldTravel Technologies, L.L.C. and Technology Licensing
                   Company, LLC.
  10.20        --  Software License Agreement, dated February 18, 2000, between
                   Technology Licensing Company, LLC and Fortdove Limited.
  10.21        --  Service Bureau/Outsourcing Agreement for Online Fullfillment
                   Services, dated February 18, 2000, between Fortdove Limited
                   & Hogg Robinson plc.*
  10.22        --  Reciprocal Software Development Agreement, dated February
                   18, 2000, between WorldTravel Technologies, L.L.C. &
                   Fortdove Limited.
  10.23        --  Service Bureau Software Services Agreement, dated February
                   18, 2000, between Fortdove Limited & Hogg Robinson plc.
  21           --  Subsidiaries of the Registrant.
  23.1         --  Consent of Arthur Andersen LLP.
  23.2         --  Consent of Long Aldridge & Norman LLP (to be contained in
                   Exhibit 5).*
  24           --  Powers of Attorney (included in the signature page hereto).
  27           --  Financial Data Schedule (for SEC use only).

---------------

 + Pursuant to Item 601(b)(4)(iii) of Regulation S-K under the Securities Act,
   TRX, Inc. agrees to furnish supplementally to the Commission a copy of certain omitted promissory notes payable by TRX, Inc.
 * To be filed by amendment.
** TRX, Inc. agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.